As filed with the Securities and Exchange Commission on May 5, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Genitope Corporation
(Exact name of registrant as specified in its charter)

Delaware	2836	77-0436313
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Genitope Corporation

525 Penobscot Drive
Redwood City, CA 94063
(650) 482-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dan W. Denney, Jr., Ph.D.

Chairman and Chief Executive Officer
Genitope Corporation
525 Penobscot Drive
Redwood City, CA 94063
(650) 482-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert L. Jones, Esq. Suzanne Sawochka Hooper, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000	Bruce Mann, Esq. Donald C. Hunt, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee

Common stock, par value $0.001 per share	$49,680,000	$6,294.46

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low prices for the common stock reported on the Nasdaq National Market on April 29, 2004.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 5, 2004

Genitope Corporation

4,500,000 Shares
of Common Stock

We are selling 4,500,000 shares in this offering. We have granted the underwriters the right to purchase up to 675,000 additional shares from us within 30 days after the date of this prospectus to cover any over-allotments. The underwriters expect to deliver shares of common stock to purchasers on                     , 2004.

On May 3, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $9.50 per share.

THE OFFERING	PER SHARE	TOTAL

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Genitope	$	$

Nasdaq National Market Symbol: GTOP

This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment.
See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Punk, Ziegel & Company

Brean Murray & Co., Inc.

Stanford Group Company

The date of this prospectus is                     , 2004

i

PROSPECTUS SUMMARY

      The following prospectus summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and our financial statements and the related notes appearing elsewhere in this prospectus. This summary highlights what we believe is the most important information about Genitope and the offering. To fully understand our business, this offering and its consequences to you, you should read the entire prospectus carefully.

Genitope Corporation

      We are a biotechnology company focused on the research and development of novel immunotherapies for the treatment of cancer. Immunotherapies are treatments that utilize the immune system to combat diseases. Our lead product candidate, MyVax personalized immunotherapy, is a patient-specific active immunotherapy that is based on the unique genetic makeup of a patient’s tumor and is designed to activate a patient’s immune system to identify and attack cancer cells. MyVax is currently in a pivotal Phase 3 clinical trial and additional Phase 2 clinical trials for the treatment of B-cell non-Hodgkin’s lymphoma, or B-cell NHL. B-cells, also called B lymphocytes, are one of the two major classes of lymphocytes, which are types of white blood cells. In the United States, B-cell NHL represents approximately 85% to 90% of over 300,000 existing and approximately 55,000 newly diagnosed NHL patients each year. NHL is clinically classified as either slow-growing, referred to as indolent, or fast-growing, referred to as aggressive. There are approximately 25,000 patients diagnosed with indolent B-cell NHL in the United States each year. Our pivotal Phase 3 clinical trial is for the treatment of follicular B-cell NHL, which represents approximately half of the cases of indolent B-cell NHL. Results from our completed and ongoing clinical trials of MyVax for the treatment of B-cell NHL indicate that MyVax is generally safe and well tolerated. We believe that patient-specific active immunotherapies can also be applied successfully to the treatment of other cancers. As a result, we are also developing MyVax for the treatment of chronic lymphocytic leukemia, or CLL.

      In November 2000, based on positive interim Phase 2 results from our 9901 trial, we initiated a pivotal, double-blind, controlled Phase 3 clinical trial, our 2000#03 trial, to treat patients with follicular B-cell NHL. We believe that, if successful, the results of the trial will support regulatory approval of MyVax for the treatment of follicular B-cell NHL. We completed patient registration, the process during which a patient is screened and a biopsy is taken to determine whether the patient is eligible to participate in the clinical trial, in April 2004. We currently anticipate that the two planned interim analyses will be initiated in approximately the second quarter of 2005 and the second quarter of 2006, with the detailed follow-up period of the clinical trial scheduled to conclude in approximately the fourth quarter of 2007.

      We have exclusive worldwide sales and marketing rights for MyVax. Subject to regulatory approval, we intend to manufacture and commercialize MyVax and to establish a North American sales force to market and sell MyVax. Due to the concentrated nature of the oncology market, we believe that we can sell MyVax in North America with a small sales force.

      Development of an active immunotherapeutic approach to the treatment of NHL historically has been limited by significant manufacturing difficulties. We have developed a proprietary manufacturing process, which includes our patented Hi-GET gene amplification technology, that is designed to overcome many of these historical manufacturing limitations. As compared to other existing manufacturing methods for active immunotherapies, we believe that our process is efficient, modular and reproducible, which we believe will enable us to manufacture and commercialize patient-specific active immunotherapies for the treatment of NHL and potentially other cancers. To date, we have successfully manufactured MyVax in a timely manner to support our clinical trials.

      We have a history of losses, and we have not generated any revenues since our inception. Net loss attributable to common stockholders was $48.9 million in 2003. As of December 31, 2003, we had an accumulated deficit of $87.8 million. We have not obtained regulatory approval for any product candidates, and we have never had a commercially available product. In addition, we rely on third parties to conduct our clinical trials.

      We were incorporated in the State of Delaware on August 15, 1996. Our principal executive offices are located at 525 Penobscot Drive, Redwood City, California and our telephone number is (650) 482-2000. Our website address is www.genitope.com. The information contained in our website is not a part of this prospectus.

The Offering

Common stock offered	4,500,000 shares

Common stock to be outstanding after this offering	21,319,501 shares

Use of proceeds	We expect to use the net proceeds from this offering to fund expenses related to manufacturing and potential commercialization, clinical trials and other research, sales and marketing and other general corporate purposes.

Nasdaq National Market symbol	GTOP

      Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase up to 675,000 shares of our common stock.

      The number of shares of our common stock to be outstanding after this offering is based on the number of shares of capital stock outstanding as of December 31, 2003 and excludes:

•	961,997 shares of common stock issuable upon exercise of outstanding options issued under our 1996 Stock Option Plan, 2003 Equity Incentive Plan and 2003 Non-Employee Directors’ Stock Option Plan at a weighted average exercise price of $3.66 per share;

•	2,362,423 shares of common stock reserved for future issuance under our 1996 Stock Option Plan, 2003 Equity Incentive Plan, 2003 Non-Employee Directors’ Stock Option Plan and 2003 Employee Stock Purchase Plan; and

•	269,721 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2003 at a weighted average exercise price of $8.95 per share.

      The terms “Genitope,” “we,” “us” and “our” as used in this prospectus refer to Genitope Corporation.

Summary Financial Data

      The summary financial data set forth below should be read in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				Cumulative
				period from
				August 15,
				1996 to
	Years ended December 31,			December 31,
				2003
	2001	2002	2003	(unaudited)

	(in thousands, except for per share data)
Statement of Operations Data:
Operating expenses:
Research and development(1)	$8,791	$15,915	$19,678	$52,496
Sales and marketing(1)	—	1,338	1,591	2,930
General and administrative(1)	1,463	2,832	2,937	9,227

Total operating expenses	10,254	20,085	24,206	64,653

Loss from operations	(10,254)	(20,085)	(24,206)	(64,653)
Loss on extinguishment of convertible notes and cancellation of Series E convertible preferred stock warrants	—	—	(3,509)	(3,509)
Interest income (expense), net	474	221	(2,748)	(1,194)

Net loss	(9,780)	(19,864)	(30,463)	(69,356)
Dividend related to issuance of convertible preferred shares and the beneficial conversion feature of convertible preferred stock	—	—	(18,407)	(18,407)

Net loss attributable to common stockholders	$(9,780)	$(19,864)	$(48,870)	$(87,763)

Net loss per share attributable to common stockholders:
Basic and diluted	$(6.58)	$(11.62)	$(11.86)

(1)	Includes non-cash stock-based compensation of the following:

				Cumulative
				period from
				August 15,
	Years ended			1996 to
	December 31,			December 31,
				2003
	2001	2002	2003	(unaudited)

	(in thousands)
Research and development	$181	$589	$1,046	$1,816
Sales and marketing	—	141	176	317
General and administrative	257	635	679	1,591

Total stock-based compensation	$438	$1,365	$1,901	$3,724

      The following table contains a summary of our balance sheet as of December 31, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of 4,500,000 shares of common stock offered by us at an assumed public offering price of $9.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

	As of December 31,
	2003

	Actual	As adjusted

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$29,790	$69,500
Working capital	26,590	66,300
Total assets	32,352	72,062
Deficit accumulated during the development stage	(87,763)	(87,763)
Total stockholders’ equity	28,742	68,452

RISK FACTORS

      Any investment in our stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, and all information contained in this prospectus, before you decide whether to purchase our common stock. The trading price of our common stock could decline due to any of these risks or uncertainties, and you may lose part or all of your investment.

Risks Related to Our Business

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.

      We are a development stage company with a limited operating history. We have focused primarily on conducting clinical trials and seeking regulatory approval for our lead product candidate, MyVax personalized immunotherapy, a patient-specific active immunotherapy that is based on the unique genetic makeup of a patient’s tumor and is designed to activate a patient’s immune system to identify and attack cancer cells. We have incurred losses in each year since our inception in 1996. Net losses were $48.9 million in 2003, $19.9 million in 2002 and $9.8 million in 2001. As of December 31, 2003, we had an accumulated deficit of $87.8 million. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect our research and development expenses to increase in connection with our ongoing pivotal Phase 3 clinical trial and additional Phase 2 clinical trials for MyVax and any other clinical trials that we may initiate. In addition, subject to regulatory approval of MyVax, we expect to incur sales, marketing and manufacturing expenses, including expenses associated with the construction and qualification of a commercial scale manufacturing facility. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing immunotherapeutic drugs, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

We currently have no source of revenue and may never become profitable.

      Our ability to become profitable depends upon our ability to generate revenue. To date, MyVax has not generated any revenue, and we do not know when or if MyVax will generate revenue. Our ability to generate revenue depends on a number of factors, including our ability to:

•	successfully complete our ongoing pivotal Phase 3 clinical trial for MyVax;

•	develop and obtain regulatory approval for MyVax, including regulatory approval for our commercial scale manufacturing facility and process;

•	manufacture commercial quantities of MyVax at acceptable cost levels; and

•	successfully market and sell MyVax.

      We do not anticipate that we will generate revenues until 2006, at the earliest. We do not anticipate that we will achieve profitability for at least several years after generating revenues. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

      Developing patient-specific active immunotherapies, conducting clinical trials, establishing manufacturing facilities and marketing immunotherapies that we may develop is expensive. We will need to raise additional capital to:

•	fund our operations and clinical trials;

•	continue our research and development;

•	complete the construction and qualification of a commercial scale manufacturing facility; and

•	commercialize MyVax, or any other immunotherapies that we may develop, if any such immunotherapies receive regulatory approval.

      We believe that our current cash resources and the anticipated net proceeds from this offering, together with the interest thereon, will provide us with sufficient financial resources for the next 18 months. We estimate that we will need to raise additional funds in an anticipated amount of approximately $60 million (in addition to the net proceeds of this offering) in order to commercialize MyVax if MyVax receives regulatory approval for the treatment of follicular B-cell NHL and to lease and complete the construction and qualification of a commercial scale manufacturing facility. A commercial scale manufacturing facility must be built and qualified and pass a pre-approval inspection from the appropriate regulatory agency prior to any regulatory approval for MyVax. Our future funding requirements will depend on many factors, including, but not limited to:

•	the rate of progress and cost of our clinical trials and other research and development activities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the cost and timing of leasing and completing the construction of a commercial scale manufacturing facility;

•	the costs and timing of regulatory approval;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the effect of competing technological and market developments; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish.

      Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies, but we currently have no commitments or agreements relating to any of these types of transactions.

      Even if we achieve positive interim results in our pivotal Phase 3 clinical trial and receive regulatory approval for MyVax, including regulatory approval of a commercial scale manufacturing facility, we will not have product revenue until 2006, at the earliest. Until we can generate a sufficient amount of product revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances. We cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts.

Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our technologies, MyVax or any other immunotherapies that we may develop.

      We may raise additional funds through public or private equity offerings, debt financings, corporate collaboration or licensing arrangements or other arrangements. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies, MyVax or any other immunotherapies that we may develop, or grant licenses on terms that are not favorable to us.

If clinical trials of MyVax, or any other immunotherapies that we may develop, do not produce successful clinical trial results, we will be unable to commercialize these products.

      To receive regulatory approval for the commercial sale of MyVax, or any other immunotherapies that we may develop, we must conduct, at our own expense, extensive clinical trials to demonstrate safety and efficacy in humans. Clinical testing is expensive, can take many years and has an uncertain outcome. Failure can occur at any stage of the testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of MyVax, or any other immunotherapies that we may develop, including the following:

•	our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing;

•	the conduct of our ongoing pivotal Phase 3 clinical trial for MyVax, including enrollment, may be slower than we currently anticipate;

•	safety and efficacy results attained in our pivotal Phase 3 clinical trial for MyVax may be less positive than the results obtained in our Phase 2 clinical trials for MyVax;

•	costs of our clinical trials may be greater than we currently anticipate;

•	after reviewing test results, we may abandon projects that we might have previously believed to be promising;

•	we, or regulators, may suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks; and

•	the effects of MyVax, or any other immunotherapies that we may develop, on patients may not be the desired effects or may include undesirable side effects or other characteristics that may delay or preclude regulatory approval or limit their commercial use if approved.

      Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, positive time to disease progression results in small scale Phase 2 clinical trials are not necessarily indicative of the time to disease progression results in larger Phase 3 clinical trials. Moreover, all clinical data reported from time to time prior to the release of final results of a trial regarding time to disease progression is not fully audited and has been taken from databases that have not been fully reconciled against medical records kept at the clinical sites or that may not include the most current information on patient disease progressions. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier clinical trials. The data collected from our clinical trials may not be sufficient to support regulatory approval of MyVax, or any other immunotherapies that we may develop. We do not know whether our existing or any future clinical trials will demonstrate safety and efficacy sufficiently to result in marketable products. Our failure to adequately demonstrate the safety and efficacy of MyVax, or any other immunotherapies that we may develop, will prevent receipt of regulatory approval and, ultimately, commercialization of MyVax, or any other immunotherapies that we may develop. Furthermore, because we have devoted most of our resources to the development of MyVax, our lead product candidate, we are dependent on its success.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

      Significant delays in clinical testing could materially impact our product development costs. We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence and continue a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective sites, delays in obtaining institutional review board approval to conduct a study at a prospective site and delays in recruiting patients to participate in a study.

      In addition, we typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to oversee the operations of such clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion. If we have significant delays in testing or regulatory approvals, our financial results and the commercial prospects for MyVax, or any other immunotherapies that we may develop, will be harmed, our costs could increase and our ability to generate revenue could be delayed.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize MyVax, or any other immunotherapies that we may develop.

      Our pivotal Phase 3 clinical trial of MyVax for the treatment of follicular B-cell NHL is being conducted at 34 treatment centers in the United States and Canada. We do not have the ability to independently conduct clinical trials for MyVax, or any other immunotherapies that we may develop, and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. In addition, we rely on third-party couriers to transport patient tissue samples and MyVax. If any of our relationships with these contract research organizations, medical institutions, clinical investigators, contract laboratories or third-party couriers terminate, we believe that we would be able to enter into arrangements with alternative third parties. If certain of these third parties, such as medical institutions, clinical investigators or contract laboratories, do not successfully carry out their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize MyVax, or any other immunotherapies that we may develop.

If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

      Our ability to commercialize MyVax, or any other immunotherapies that we may develop, depends upon our ability to develop, manufacture, market and sell MyVax, or any other immunotherapies that we may develop, without infringing the proprietary rights of third parties. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the general field of immunotherapy and gene expression. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that MyVax, or any other immunotherapies that we may develop, may infringe. There could also be existing patents of which we are not aware that MyVax, or any other immunotherapies that we may develop, may inadvertently infringe.

      In particular, we are aware of patents held jointly by Genentech, Inc. and City of Hope National Medical Center relating to expression of recombinant antibodies, by British Technology Group PLC relating to expression of recombinant proteins in mammalian cells, by the Board of Trustees of the Leland Stanford Junior University relating to expression of recombinant antibodies and by Stratagene relating to generation of DNA that encodes antibodies. To date, we have elected not to seek licenses for these patents because, among other reasons, we believe that our pre-commercialization activities fall within the scope of an available exemption. In addition, we do not believe that we will be required to seek any licenses upon completion of our pre-commercialization activities. For more information, please refer to the section in this prospectus entitled “Business — Intellectual Property.” We may be exposed to future litigation by the companies holding these patents or other third parties based on claims that MyVax, or any other immunotherapies that we may develop, or the methods we employ to manufacture them, infringe their intellectual property rights. Our ability to manufacture and commercialize MyVax, or any other immunotherapies that we may develop, may depend on our ability to demonstrate that MyVax, or any other immunotherapies that we may develop, and our manufacturing processes do not infringe third-party patents. If these patents were found to cover MyVax, or any other immunotherapies that we may develop, or our manufacturing process, we could be required to pay damages and could be unable to commercialize MyVax, or any other immunotherapies that we may develop, unless we obtained a license. A license may not be available to us on acceptable terms in the future, if at all.

      There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we infringe on their technology, we could face a number of issues, including:

•	infringement and other intellectual property claims which, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from our core business;

•	substantial damages for past infringement which we may have to pay if a court decides that our product infringes on a competitor’s patent;

•	a court prohibiting us from selling or licensing our product unless the patent holder licenses the patent to us, which it is not required to do;

•	if a license is available from a patent holder, we may have to pay substantial royalties or grant cross licenses to our patents; and

•	redesigning our process so it does not infringe which may not be possible or could require substantial funds and time.

Because it is difficult and costly to protect our proprietary rights, we may not be able to ensure their protection.

      Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of MyVax, or any other immunotherapies that we may develop, and the methods we employ to manufacture them, as well as successfully defending these patents against third-party challenges. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them.

      As of April 30, 2004, we held two United States patents covering our core gene amplification technology, including composition of matter claims directed to cell lines and claims directed to methods of making proteins derived from patients’ tumors. These patents expire in 2016.

Corresponding patents, although more constrained in scope due to rules not applicable in the United States, have been issued in South Africa, Canada and Australia, all of which expire in 2017. We have also filed additional United States and corresponding foreign patent applications relating to our Hi-GET gene amplification technology. We expect to continue to file additional patent applications.

      The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. The biotechnology patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

      The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	our issued patents may not provide a basis for commercially-viable active immunotherapies, or may not provide us with any competitive advantages, or may be challenged by third parties;

•	we may not develop additional proprietary technologies that are patentable; or

•	the patents of others may have an adverse effect on our business.

      We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

We are not able to prevent others, including potential competitors, from using the patient-specific idiotype protein-KLH conjugate, comprising a single idiotype protein, that we use in our lead product candidate, MyVax, for the treatment of indolent B-cell NHL.

      The patient-specific idiotype-KLH conjugate, comprising a single idiotype protein, and its use for the treatment of indolent B-cell NHL is in the public domain and therefore cannot be patented. Consequently, we are only able to receive patent protection for our amplified cell lines and the process we use to manufacture the tumor-derived idiotype protein used in MyVax. As a result, we cannot prevent other companies using different manufacturing processes from developing active immunotherapies that directly compete with MyVax.

We are subject to extensive regulation, which can be costly and time consuming and could subject us to unanticipated delays or prevent us from obtaining the required approvals to commercialize MyVax, or any other immunotherapies that we may develop.

      MyVax and any other immunotherapies that we may develop, clinical trials and manufacturing activities are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. The process of obtaining these approvals is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Approval policies or regulations may change. In addition, patient-specific active immunotherapies are complex, and regulatory agencies lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of our lead product candidate, MyVax, or any other immunotherapies that we may develop. The FDA has not approved for marketing any cancer immunotherapeutic drug based on a patient-specific active idiotype immunotherapy. Consequently, there is no precedent for the successful commercialization of a patient-specific active idiotype immunotherapeutic drug. In addition, we have not previously filed the marketing applications necessary to gain regulatory approvals. This lack of experience may impede our ability to obtain timely FDA approval, if at all. We will not be able to commercialize MyVax, or any other immunotherapies that we may develop, until we obtain FDA approval in the United States or approval by comparable authorities in other countries. We do not expect to receive regulatory approval for the commercial sale of MyVax until 2006, at the earliest. Any delay in obtaining, or inability to obtain, FDA approval would prevent us from commercializing MyVax, or any other immunotherapies that we may develop.

Even if MyVax, or any other immunotherapies that we may develop, receives regulatory approval, we may still face development and regulatory difficulties relating to MyVax, or any other immunotherapies that we may develop, in the future.

      If we receive regulatory approval to sell MyVax, or any other immunotherapies that we may develop, the FDA and foreign regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses or marketing of MyVax, or any other immunotherapies that we may develop, or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If we discover previously unknown problems with a product or our manufacturing and laboratory facility, a regulatory agency may impose restrictions on that product or on us, including requiring us to withdraw the product from the market. We will be subject to ongoing FDA requirements for submission of safety and other post-market information. If we fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations, including closing our facility; or

•	seize or detain products or require a product recall.

Obtaining regulatory approval of our manufacturing facility or disruptions in our manufacturing process may delay or disrupt our commercialization efforts.

      Before we can begin to commercially manufacture MyVax, we must obtain regulatory approval from the FDA of our manufacturing facility and process. In addition, we must pass a pre-approval inspection of our manufacturing facility by the FDA before MyVax can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with the current Good Manufacturing Practices, or cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. We have undertaken steps towards achieving compliance with these regulatory requirements required for commercialization. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may be limited in the jurisdictions in which we are permitted to sell MyVax, or any other immunotherapies that we may develop.

      We are currently manufacturing the necessary quantities of MyVax for our clinical trials at our existing facility in Redwood City, California. Our manufacturing facility is currently subject to licensing requirements of the California Department of Health Services, and we have applied for a license. Our facility is subject to inspection by the FDA as well as by the California Department of Health Services at any time. Failure to obtain and maintain a license from the California Department of Health Services or to meet the inspection criteria of the FDA and the California Department of Health Services would disrupt our manufacturing processes and would harm our business. If an inspection by the FDA, California Department of Health Services or foreign regulatory authorities indicates that there are deficiencies, we could be required to take remedial actions, or our facility may be closed.

      In order to commercialize MyVax, or any other immunotherapies that we may develop, we will need to construct and qualify a commercial scale manufacturing facility. Preparing a facility for commercial manufacturing may involve unanticipated delays and the costs of complying with FDA regulations may be higher than we anticipated. In addition, any material changes we make to the manufacturing process may require approval by the FDA and state or foreign regulatory authorities. Obtaining these approvals is a lengthy, involved process, and we may experience delays. Such delays could increase costs and adversely affect our business.

We have no experience manufacturing MyVax, or any other immunotherapies, for the number of patients and at a cost that would enable widespread commercial use.

      To date, we have only manufactured MyVax in quantities necessary to support our ongoing pivotal Phase 3 clinical trial and Phase 2 clinical trials for MyVax. We have no experience in manufacturing MyVax, or any other immunotherapies, for the number of patients and at a cost that would support commercial use. In addition, since no other company has manufactured an immunotherapeutic product for commercial sale, there are no precedents from which we could learn. To commercialize MyVax, we will need to construct and qualify a commercial scale manufacturing facility that meets cGMP standards. In doing so, we may encounter problems with, among other things, controlling costs and quality control and assurance.

      If we cannot manufacture a sufficient supply of MyVax on acceptable terms, the commercialization of MyVax will be delayed or prevented.

We may experience difficulties in manufacturing MyVax, or any other immunotherapies that we may develop, which could prevent us from completing our ongoing clinical trials and delay the commercialization of MyVax, or any other immunotherapies that we may develop.

      Manufacturing MyVax is complex and requires coordination internally among our employees as well as externally with physicians, hospitals and third-party suppliers and carriers. This process involves several risks that may lead to failures or delays in manufacturing MyVax, including:

•	difficulties in obtaining adequate tumor samples from physicians;

•	difficulties in the timely shipping of tumor samples to us or in the shipping of MyVax to the treating physicians due to errors by third-party carriers, transportation restrictions or other reasons;

•	destruction of, or damage to, tumor samples or MyVax during the shipping process due to improper handling by third-party carriers, hospitals, physicians or us;

•	destruction of, or damage to, tumor samples or MyVax during storage at our facility; and

•	difficulties in ensuring the quality and consistency of materials provided by our suppliers.

      If we experience any difficulties in manufacturing MyVax, or any other immunotherapies that we may develop, our ongoing clinical trials may be delayed and commercialization of MyVax, or any other immunotherapies that we may develop, may be delayed.

We rely on the availability and condition of our sole manufacturing facility in Redwood City, California. If we are not able to renew the subleases or if the facility is damaged or destroyed, then our ability to manufacture products will be significantly affected and we will be delayed or prevented from completing our clinical trials and commercializing MyVax, or any other immunotherapies that we may develop.

      We currently rely on the availability and condition of our sole manufacturing facility, located in Redwood City, California, to manufacture MyVax. Our facility is located in a seismic zone, and there is the possibility of an earthquake which, depending on its magnitude, could be disruptive to our operations. Our subleases for this facility expire in May 2005 and November 2006, and because we have no options to extend the terms of these subleases, we may not be able to negotiate new subleases for this facility. In addition, if the facility or the equipment in the facility is significantly damaged or destroyed for any reason, we will not be able to quickly or inexpensively replace our manufacturing capacity. The inability to renew the subleases or the damage or destruction of the facility would significantly affect our ability to manufacture MyVax, or any other immunotherapies that we may develop, and would delay or prevent us from completing our clinical trials and commercializing MyVax, or any other immunotherapies that we may develop.

We currently depend on single source suppliers for critical raw materials for manufacturing, as well as other components required for the administration of MyVax. The loss of these suppliers could delay our clinical trials or prevent or delay commercialization of MyVax.

      We currently depend on single source suppliers for critical raw materials used in MyVax and other components used in the manufacturing process and required for the administration of MyVax. In particular, manufacturing of MyVax requires keyhole limpet hemocyanin, or KLH, a foreign carrier protein. We purchase KLH from biosyn Arzneimittel GmbH, a single source supplier. We have entered into a supply agreement with the supplier, dated December 9, 1998, pursuant to which biosyn has agreed to supply us with KLH. The supply agreement expires on December 9, 2005. Either party may terminate the supply agreement earlier upon a breach that is not cured within 60 days or other events relating to insolvency or bankruptcy. Biosyn is not contractually obligated to supply us with the amounts of KLH currently being supplied and necessary for our current clinical trial purposes or for commercialization. There may be no other supplier of KLH of suitable quality for our purposes.

      In addition, we currently purchase specialized cell culture containers, which are critical components of our manufacturing process, from Medtronic, Inc., a single source supplier. We do not have a long-term contract with Medtronic and rely on purchase orders to obtain the necessary cell culture containers. To date, Medtronic has met our requirements for our clinical trials. There are, in general, few alternative sources of supply for this product.

      Administration of MyVax requires an adjuvant to enhance the immune response. We use Leukine sargramostim, a commercially available recombinant human granulocyte-macrophage colony stimulating factor known as GM-CSF, as an adjuvant for MyVax. An adjuvant is a substance that is administered with an antigen to enhance or increase the immune response to that antigen. We currently rely on purchase orders to purchase GM-CSF from Berlex Laboratories, Inc. We do not have a long-term contract with Berlex. GM-CSF is not commercially available from other sources in the United States or Canada.

      Establishing additional or replacement suppliers for these materials or components may take a substantial amount of time. In addition, we may have difficulty obtaining similar components from other suppliers that are acceptable to the FDA. If we have to switch to a replacement supplier, we may face additional regulatory delays and the manufacture and delivery of MyVax, or any other immunotherapies that we may develop, could be interrupted for an extended period of time, which may delay completion of our clinical trials or commercialization of MyVax, or any other immunotherapies that we may develop. If we are unable to obtain adequate amounts of these components, our clinical trials will be delayed. In addition, we will be required to obtain regulatory clearance from the FDA to use different components that may not be as safe or as effective. As a result, regulatory approval of MyVax may not be received at all.

The commercial success of MyVax, or any other immunotherapies that we may develop, will depend upon the degree of market acceptance of these products among physicians, patients, health care payors and the medical community.

      MyVax, or any other immunotherapies that we may develop, may not gain market acceptance among physicians, patients, health care payors and the medical community. The degree of market acceptance of any approved immunotherapies will depend on a number of factors, including:

•	market acceptance of patient-specific active immunotherapies;

•	the prevalence and severity of any side effects;

•	potential advantages over alternative treatments;

•	ability to produce an active immunotherapy at a competitive price;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support; and

•	sufficient third-party coverage or reimbursement.

      If MyVax, or any other immunotherapies that we may develop, are approved but do not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate product revenue and we may not become profitable.

If we are unable to obtain acceptable prices or adequate reimbursement from third-party payors for MyVax, or any other immunotherapies that we may develop, our revenues and prospects for profitability will suffer.

      Our ability to commercialize MyVax, or any other immunotherapies that we may develop, is highly dependent on the extent to which coverage and reimbursement for MyVax, or any other immunotherapies that we may develop, will be available from:

•	governmental payors, such as Medicare and Medicaid;

•	private health insurers, including managed care organizations; and

•	other third-party payors.

      Many patients will not be capable of paying for MyVax, or any other immunotherapies that we may develop, themselves and will rely on third-party payors to pay for their medical needs. A primary current trend in the United States health care industry is toward cost containment. Large private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products. In particular, third-party payors may limit the indications for which they will reimburse patients who use MyVax, or any other immunotherapies that we may develop. On December 8, 2003, President Bush signed into law the Medicare Prescription Drug Improvement and Modernization Act of 2003. We have not determined the full impact of this new law on our business; however, we believe that legislation that could limit reimbursement for MyVax, or any other immunotherapies that we may develop, could adversely impact how much or under what circumstances healthcare providers would prescribe or administer our products, and could decrease the price we might establish for MyVax, or any other immunotherapies that we may develop, which would result in lower product revenues. Other cost-control initiatives could also decrease the price we might establish for MyVax, or any other immunotherapies that we may develop, which would also result in lower product revenues. If governmental and other third-party payors do not provide adequate coverage and reimbursement levels for MyVax, or any other immunotherapies that we may develop, our revenue and prospects for profitability will suffer.

If we are unable to establish sales and marketing capabilities or enter into agreements with companies to sell and market MyVax, we may be unable to generate product revenue.

      We do not have a sales organization and have no experience as a company in the sales, marketing and distribution of pharmaceutical products. In order to commercialize any products, we must develop our sales, marketing and distribution capabilities or make arrangements with a third party to perform these services. If MyVax is approved for commercial sale, we currently plan to establish our own sales force to market it in the United States. Developing a sales force is expensive and time consuming and could delay any product launch. We cannot be certain that we would be able to develop this capacity. If we are unable to establish our sales and marketing capability, we will need to contract with third parties to market and sell MyVax in the United States. We will also need to develop a plan to market and sell MyVax outside the United States. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if we directly marketed and sold MyVax, or any other immunotherapies that we may develop. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit commercialization of MyVax, or any other immunotherapies that we may develop.

      We face an inherent risk of product liability exposure related to the testing of MyVax, or any other immunotherapies that we may develop, in human clinical trials and will face an even greater risk if we sell MyVax, or any other immunotherapies that we may develop, commercially. Currently, we are not aware of any historical or anticipated product liability claims. In the future, an individual may bring a liability claim against us if MyVax, or any other immunotherapies that we may develop, causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for MyVax, or any other immunotherapies that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients;

•	loss of revenues; and

•	the inability to commercialize MyVax, or any other immunotherapies that we may develop.

      We have product liability insurance that covers our clinical trials up to a $3.0 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for MyVax, or any other immunotherapies that we may develop. We believe that our current insurance coverage is adequate. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We may incur significant costs complying with environmental laws and regulations.

      We use hazardous materials that could be dangerous to human health, safety or the environment. As appropriate, we store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. We currently contract with a third party to dispose of these materials and various wastes resulting from the use of such materials at our facility. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from the use of such materials. While our costs for compliance, including costs related to the disposal of hazardous materials, to date have been nominal, we may incur significant costs complying with both existing and future environmental laws and regulations. We are subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal EPA may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations that could have a material adverse effect on our operations.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

      Our research and development and manufacturing activities involve the use of biological and hazardous materials. While we have not been found in violation of any environmental laws or been the subject of any investigations for violations of environmental laws, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages. We have general liability insurance of up to $3.0 million per occurrence. We believe our current insurance coverage is adequate. However, this insurance may not cover a claim that arises if it is related to our biological or hazardous materials. However, if we were to be held liable for an accident involving our biological or hazardous materials, this liability could exceed our insurance coverage and our other financial resources.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop MyVax, or any other immunotherapies that we may develop, conduct our clinical trials and commercialize MyVax, or any other immunotherapies that we may develop.

      Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly Dan W. Denney, Jr., our founder, Chairman and Chief Executive Officer. The loss of services of Dr. Denney or one or more of our other members of senior management could delay or prevent the successful completion of our pivotal Phase 3 clinical trial or the commercialization of MyVax. Currently, we do not have employment agreements with any members of senior management. As of April 30, 2004, Dr. Denney owned 1,258,500 shares of our common stock that are not subject to any vesting and an option to purchase 100,000 shares of our common stock, which will vest over four years. We do not carry “key person” insurance covering members of senior management other than Dr. Denney. The insurance covering Dr. Denney is in the amount of $10.0 million.

      The competition for qualified personnel in the biotechnology field is intense. In particular, our ability to deliver patient therapies depends on our ability to attract and retain quality assurance and control personnel. We will need to hire additional personnel as we continue to expand our manufacturing, research and development activities. We are not aware of any key personnel planning to retire or leave us in the near future.

If our competitors are better able to develop and market products that are more effective than MyVax, or any other immunotherapies that we may develop, our commercial opportunity will be reduced or eliminated.

      We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Various products are currently marketed for the treatment of NHL, and a number of companies are developing new treatments. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than MyVax, or any other immunotherapies that we may develop. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

      We expect that our ability to compete effectively will depend upon our ability to:

•	successfully and rapidly complete clinical trials and obtain all requisite regulatory approvals in a cost-effective manner;

•	maintain a proprietary position for our manufacturing process and other technology;

•	attract and retain key personnel; and

•	build an adequate sales and marketing infrastructure for MyVax.

      Several companies, such as Corixa Corporation, Biogen Idec Inc. and Immunomedics, Inc., are involved in the development of passive immunotherapies for the treatment of NHL. Various products are currently marketed for treatment of NHL. Rituxan, a passive immunotherapy co-marketed by Genentech, Inc. and Biogen Idec Inc., is approved for the treatment of relapsed or refractory, low grade B-cell NHL. In addition, Biogen Idec Inc. has received FDA approval for marketing its passive radioimmunotherapy product, Zevalin, and GlaxoSmithKline Plc and Corixa Corporation received FDA approval for marketing their version of passive radioimmunotherapy product, Bexxar, for the treatment of relapsed or refractory low grade, follicular, or transformed B-cell NHL. For more information, please refer to the section in this prospectus entitled “Business — MyVax Personalized Immunotherapy.”

      In addition, there are several companies focusing on the development of active immunotherapies for the treatment of NHL, including Antigenics, Inc., Favrille, Inc. and Large Scale Biology Corporation. While these companies’ product candidates are in various stages of development, none are in Phase 3 clinical trials for the treatment of NHL. In addition, we are aware that the National Cancer Institute, or NCI, in collaboration with Biovest International, Inc., is currently conducting a Phase 3 clinical trial of active immunotherapy in patients with follicular NHL. If any are successfully developed and approved, they could compete directly with MyVax, if it is approved. In addition, researchers are continually learning more about NHL and other forms of cancer, and new discoveries may lead to new technologies for treatment. As a result, MyVax, or any other immunotherapies that we may develop, may be rendered obsolete and noncompetitive at any time.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

      In order to continue our clinical trials and commercialize MyVax, or any other immunotherapies that we may develop, we will need to expand our employee base for managerial, operational, financial and other resources. We anticipate that we will need between 350 and 400 employees by the time MyVax is initially commercialized. We do not expect to be able to commercially launch MyVax until 2006, at the earliest. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize MyVax, or any other immunotherapies that we may develop, and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	manage our research and development efforts effectively;

•	manage our clinical trials effectively;

•	integrate additional management, administrative, manufacturing and sales and marketing personnel;

•	develop our administrative, accounting and management information systems and controls; and

•	hire and train additional qualified personnel.

      We may not be able to accomplish these tasks, and our failure to accomplish any of them could harm our financial results.

Risks Related to the Offering

Our stock price may be volatile, and your investment in our stock could decline in value.

      The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	announcements of technological innovations or new products by us or our competitors;

•	announcement of FDA approval or non-approval of MyVax, or any other immunotherapies that we may develop, or delays in the FDA review process;

•	actions taken by regulatory agencies with respect to MyVax, or any other immunotherapies that we may develop, clinical trials, manufacturing process or sales and marketing activities;

•	regulatory developments in the United States and foreign countries;

•	the success of our research efforts and clinical trials;

•	any intellectual property infringement lawsuit involving us;

•	announcements concerning our competitors, or the biotechnology or biopharmaceutical industries in general;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common stock;

•	sales of our common stock by our executive officers, directors and 5% stockholders;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.

      In particular, you may not be able to resell your shares at or above the public offering price. The stock markets in general, and the markets for biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which would hurt our business, operating results and financial condition.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

      We expect to use the net proceeds from this offering to fund expenses related to manufacturing and potential commercialization, clinical trials and other research and sales and marketing and for general corporate purposes. Our management will, however, have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

      Provisions in our amended and restated certificate of incorporation and our bylaws may delay or prevent an acquisition of us or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include a classified board of directors and a prohibition on actions by our stockholders by written consent. In addition, our Board of Directors has the right to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our Board of Directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us in certain circumstances. Finally, these provisions establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our Board of Directors, they would apply even if the offer may be considered beneficial by some stockholders.

The ownership interests of our officers, directors and largest stockholders could conflict with the interests of our other stockholders.

      Based on 16,832,447 shares of common stock outstanding as of April 30, 2004, after this offering, our officers, directors and holders of 5% or more of our outstanding common stock beneficially owned approximately 30.0% of our common stock (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants). As a result, these stockholders, acting together, are able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders.

Future sales of our common or preferred stock could lower the market price of our common stock.

      Sales of substantial amounts of shares in the public market following this offering could harm the market price of our common stock. Based on 16,832,447 shares of common stock outstanding as of April 30, 2004, after this offering, we will have 21,332,447 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of these shares, 13,482,278 shares, including all of the shares being sold in this offering, will be freely tradable under federal and state securities laws. Each of our directors and certain of our executive officers and stockholders, which directors, executive officers and stockholders held in the aggregate approximately 31% of our outstanding common stock as of April 30, 2004, have agreed, subject to specified exceptions, that without the prior written consent of WR Hambrecht + Co, they will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our capital stock for a period of 90 days following the effective date of the registration statement, of which this prospectus is a part. WR Hambrecht + Co, may, in its sole discretion, permit early release of shares subject to the lock-up agreements. All of the shares of our common stock that are not being sold in this offering, but which were outstanding as of April 30, 2004, are eligible for sale in the public market under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations and the 90-day lock-up agreements described above. In addition, of the 992,696 shares issuable upon exercise of options to purchase our common stock outstanding as of April 30, 2004, approximately 375,147 shares were vested and eligible for sale as of April 30, 2004. For a full discussion of shares eligible for sale following this offering, see “Shares Eligible for Future Sale” in this prospectus. In addition, if we propose to register any of our securities under the Securities Act either for our own account or for the accounts of other security holders, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock. In addition, holders of registration rights may require us on not more than two occasions at any time to file a registration statement under the Securities Act with respect to their shares of common stock. We have received waivers of these registration rights in connection with this offering. Further, the holders of registration rights may require us to register their shares on Form S-3 when this form becomes available. These rights shall terminate altogether three years after the effective date of our initial public offering, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. In the future, we may also issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions, and issue additional shares in follow-on offerings to raise additional capital. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. Such sales could reduce the market price of our common stock.

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      Genitope, Hi-GET, MyVax and our logo are our trademarks. In addition to Hi-GET, MyVax and our logo, we have applied to register Genitope with the United States Patent and Trademark Office. Other service marks, trademarks and trade names referred to in this prospectus, such as Rituxan, are the property of their respective owners.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the progress of our research, development and clinical programs, the timing of the interim analyses in our pivotal Phase 3 clinical trial, the timing of the completion of construction of a commercial scale manufacturing facility, the timing of submission of a Biologics License application for MyVax to the FDA and the timing of the commercialization of MyVax, or any other immunotherapies that we may develop;

•	our ability to market, commercialize and achieve market acceptance for MyVax, or any other immunotherapies that we may develop;

•	construction and qualification of a commercial scale manufacturing facility;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our estimates for future performance; and

•	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing.

      In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

      Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $39.7 million, or $45.7 million if the underwriters exercise their over-allotment option in full, based upon an assumed public offering price of $9.50 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The principal purpose of this offering is to obtain additional capital.

      We expect to use the net proceeds from this offering to fund expenses related to manufacturing and potential commercialization (approximately $20.0 million), clinical trials and other research (approximately $8.0 million), sales and marketing (approximately $2.0 million) and other general corporate purposes (approximately $9.7 million). In addition, we may use a portion of the net proceeds from this offering to acquire products, technologies or businesses related to immunotherapy for cancer or a related field, but we currently have no commitments or agreements relating to any of these types of transactions.

      We believe that our current cash resources and the anticipated net proceeds from this offering, together with interest thereon, will be sufficient to meet our projected operating requirements for the next 18 months. We will need additional funding to lease and complete the construction and qualification of a commercial scale manufacturing facility, to complete some of our clinical trials, including patient follow-up in our pivotal Phase 3 clinical trial, and for the establishment of sales and marketing capabilities.

      While we have estimated the particular uses for the net proceeds to be received upon the completion of this offering, we cannot specify these uses with certainty. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending these uses, we plan to invest the net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our research and development operations.

PRICE RANGE OF COMMON STOCK

      Our common stock has been traded on the Nasdaq National Market under the symbol “GTOP” since October 29, 2003. The following table sets forth for the periods indicated the high and low closing sale prices of our common stock, as reported by the Nasdaq National Market.

	High	Low

Year Ended December 31, 2003
Fourth Quarter (from October 29, 2003)	$14.50	$9.18
Year Ending December 31, 2004
First Quarter	$12.89	$9.00
Second Quarter (through May 3, 2004)	$11.31	$9.40

      On May 3, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $9.50. As of April 30, 2004, there were 16,832,447 shares of our common stock outstanding held by 420 holders of record.

DIVIDEND POLICY

      We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale in this offering of 4,500,000 shares at an assumed public offering price of $9.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

	As of December 31, 2003

	Actual		As adjusted

	(in thousands, except
	share data)
Preferred stock, $0.001 par value:	$		$
5,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted		—		—
Stockholders’ equity:
Common stock, $0.001 par value:
65,000,000 shares authorized; 16,819,501 shares issued and outstanding, actual; and 21,319,501 shares issued and outstanding, as adjusted		17		21
Notes receivable from stockholders		(48)		(48)
Deferred stock compensation		(2,787)		(2,787)
Additional paid-in capital		119,323		159,029
Deficit accumulated during the development stage		(87,763)		(87,763)

Total stockholders’ equity		28,742		68,452

Total capitalization		$28,742		$68,452

      The information in the table above excludes:

•	961,997 shares of common stock issuable upon exercise of outstanding options issued under our 1996 Stock Option Plan, 2003 Equity Incentive Plan and 2003 Non-Employee Directors’ Stock Option Plan at a weighted average exercise price of $3.66 per share;

•	2,362,423 shares of common stock reserved for future issuance under our 1996 Stock Option Plan, 2003 Equity Incentive Plan, 2003 Non-Employee Directors’ Stock Option Plan and 2003 Employee Stock Purchase Plan; and

•	269,721 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2003 at a weighted average exercise price of $8.95 per share.

      You should read the information above in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

DILUTION

      The historical net tangible book value of our capital stock as of December 31, 2003, based on the number of shares of capital stock outstanding as of December 31, 2003, was approximately $28.7 million, or approximately $1.71 per share. “Historical net tangible book value per share” is determined by dividing the actual number of outstanding shares of common stock by our net tangible book value.

      After giving effect to the sale of common stock offered in this offering at an assumed public offering price of $9.50 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2003 would have been approximately $68.5 million, or $3.21 per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $1.50 per share to existing stockholders and an immediate dilution of $6.29 per share to new investors purchasing our common stock in this offering.

      The following table illustrates the per share dilution to the new investors:

Public offering price per share		$9.50
Historical net tangible book value per share as of December 31, 2003	$1.71
Increase in historical net tangible book value per share attributable to this offering	1.50

As adjusted net tangible book value per share after offering		3.21

Dilution per share to new investors in this offering		$6.29

      If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will be increased to 5,175,000, or approximately 24% of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

      The selected financial data set forth below are derived from our financial statements. The statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited financial statements not included in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

      The following selected financial data set forth below should be read in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years ended December 31,

	1999	2000	2001	2002	2003

	(in thousands, except for per share data)
Statement of Operations Data:
Operating expenses:
Research and development(1)	$2,138	$3,993	$8,791	$15,915	$19,678
Sales and marketing(1)	—	—	—	1,338	1,591
General and administrative(1)	638	634	1,463	2,832	2,937

Total operating expenses	2,776	4,627	10,254	20,085	24,206

Loss from operations	(2,776)	(4,627)	(10,254)	(20,085)	(24,206)
Loss on extinguishment of convertible notes and cancellation of Series E convertible preferred stock warrants	—	—	—	—	(3,509)
Interest income (expense), net	24	782	474	221	(2,748)

Net loss	(2,752)	(3,845)	(9,780)	(19,864)	(30,463)

Dividend related to issuance of convertible preferred shares and the beneficial conversion feature of convertible preferred stock	—	—	—	—	(18,407)

Net loss attributable to common stockholders	$(2,752)	$(3,845)	$(9,780)	$(19,864)	$(48,870)

Net loss per share attributable to common stockholders:
Basic and diluted	$(2.10)	$(2.78)	$(6.58)	$(11.62)	$(11.86)

Shares used in computing net loss per share, attributable to common stockholders:
Basic and diluted	1,313	1,385	1,487	1,710	4,122

(1)	Includes non-cash stock-based compensation of the following:

	Year ended December 31,

	1999	2000	2001	2002	2003

Research and development	$—	$—	$181	$589	$1,046
Sales and marketing	—	—	—	141	176
General and administrative	—	20	257	635	679

Total	$—	$20	$438	$1,365	$1,901

	As of December 31,

	1999	2000	2001	2002	2003

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,320	$17,033	$6,080	$9,422	$29,790
Working capital	790	16,687	4,918	7,929	26,590
Total assets	1,682	17,474	9,396	11,986	32,352
Convertible preferred stock	6,342	26,151	26,151	46,853	—
Deficit accumulated during development stage	(5,404)	(9,249)	(19,029)	(38,893)	(87,763)
Total stockholders’ equity (deficit)	(5,392)	(9,025)	(18,094)	(36,414)	28,742

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

      We are a biotechnology company focused on the research and development of novel immunotherapies for the treatment of cancer. Immunotherapies are treatments that utilize the immune system to combat diseases. Our lead product candidate, MyVax personalized immunotherapy, is a patient-specific active immunotherapy that is based on the unique genetic makeup of a patient’s tumor and is designed to activate a patient’s immune system to identify and attack cancer cells. MyVax is currently in a pivotal Phase 3 clinical trial and additional Phase 2 clinical trials for the treatment of B-cell NHL.

      To date, we have not generated any revenues, and except for our recently completed initial public offering, we have financed our operations and internal growth almost exclusively through private placements of common and preferred stock. We are a development stage enterprise and have incurred significant losses since our inception in 1996 as we have devoted substantially all of our efforts to research and development activities, including clinical trials. As of December 31, 2003, we had an accumulated deficit of $87.8 million. Our accumulated deficit resulted principally from our research and development activities associated with MyVax, including our pivotal Phase 3 clinical trial and additional Phase 2 clinical trials, and several non-cash charges associated with our preferred stock financings. Our accumulated deficit includes a non-cash dividend of $18.4 million related to our preferred stock financings in April and May of 2003, a non-cash charge of $3.5 million associated with the extinguishment of convertible notes and cancellation of the related warrants issued to preferred stockholders in April 2003 and $771,000 of non-cash interest expense relating to the amortization of the discount on the convertible notes, and non-cash interest expense of $1.9 million associated with the amortization of warrants issued to the guarantor of our lines of credit. We have repaid all outstanding borrowings under these facilities, and in November 2003, we terminated both facilities. As of December 31, 2003, we had cash and cash equivalents of $29.8 million.

      We anticipate working on a number of long-term development projects which will involve experimental and unproven technology. The projects may require many years and substantial expenditures to complete and may ultimately be unsuccessful. We will need operating funds to continue our research and development activities, clinical trials, pursue regulatory approvals and build production, sales and marketing capabilities, as necessary.

      Since 1996, we have been successful in completing several rounds of private equity financing. In 2002, the sale of Series E convertible preferred stock generated $20.7 million of cash proceeds. In April and May 2003, we raised $6.5 million through the sale of additional Series E convertible preferred stock, convertible notes (which converted into Series E convertible preferred stock during the quarter ended September 30, 2003) and warrants.

      On October 29, 2003, we sold 4,179,860 shares of common stock in an initial public offering for aggregate gross proceeds of $37.6 million. After deducting the underwriters’ commission and offering expenses, we received net proceeds of $33.7 million.

      We believe that our current cash resources and the anticipated net proceeds from this offering, together with the interest thereon, will provide us with sufficient financial resources for the next

18 months. We estimate that we will need to raise additional funds in an anticipated amount of approximately $60 million (in addition to the net proceeds of this offering) in order to commercialize MyVax if MyVax receives regulatory approval for the treatment of follicular B-cell NHL and to lease and complete the construction and qualification of a commercial scale manufacturing facility. A commercial scale manufacturing facility must be built and qualified and pass a pre-approval inspection from the appropriate regulatory agency prior to any regulatory approval for MyVax.

      Research and development expenses represented approximately 81% of our total operating expenses for the year ended December 31, 2003 and 79% of our total operating expenses for the year ended December 31, 2002. Research and development expenses include the personnel costs related to our development activities and clinical trial preparations, preclinical and clinical trial expenses, including costs related to registration, treatment and monitoring expenses, costs related to regulatory matters and the costs of developing our manufacturing process.

      In the fourth quarter of 2000, we commenced a pivotal Phase 3 clinical trial for MyVax for the treatment of follicular B-cell NHL. We completed patient registration, the process during which a patient is screened and a biopsy is taken to determine whether the patient is eligible to participate in the clinical trial, in April 2004. We currently anticipate that the two planned interim analyses of the clinical trial will be initiated in approximately the second quarter of 2005 and the second quarter of 2006, with the detailed follow-up period of the clinical trial scheduled to conclude in the fourth quarter of 2007. The total research and development costs associated with and incurred for the development of MyVax for the treatment of B-cell NHL were $19.7 million for the year ended December 31, 2003, $15.9 million for the year ended December 31, 2002 and $8.8 million for the year ended December 31, 2001. From inception through December 31, 2003, the total research and development costs associated with and incurred for the development of MyVax for the treatment of B-cell NHL were approximately $52.5 million.

      Drug development in the United States is a process that includes several steps defined by the FDA. The FDA approval process for a new biologic or drug involves completion of preclinical studies and the submission of the results of these studies to the FDA, together with proposed clinical protocols, manufacturing information, analytical data and other information in an Investigational New Drug application, or IND, which must become effective before human clinical trials may begin. Clinical development typically involves three phases of study: Phase 1, 2 and 3. The most significant costs associated with clinical development are the Phase 3 clinical trials as they tend to be the longest and largest studies conducted during the drug development process. After completion of clinical trials, a New Drug application, or NDA, or a Biologics License application, or BLA, may be filed with the FDA. In responding to an NDA or a BLA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval.

      The successful development of our drug candidates is highly uncertain. We cannot estimate with certainty or know the exact nature, timing and estimated costs of the efforts necessary to complete the development of MyVax or the date of completion of these development efforts. We do not anticipate that we will generate any revenues until 2006, at the earliest, and we cannot reasonably estimate when we may have material net cash inflows from sales of MyVax, if ever. We cannot estimate with certainty any of the foregoing due to the numerous risks and uncertainties associated with developing MyVax, including:

•	the possibility of delays in the collection of clinical trial data and the uncertainty of the timing of the interim analyses of our pivotal Phase 3 clinical trial;

•	the uncertainty of clinical trial results;

•	extensive governmental regulation, both foreign and domestic, for approval of new therapies; and

•	the uncertainty related to the completion of construction and qualification of a commercial scale manufacturing facility.

      If we fail to complete the development of MyVax in a timely manner, it could have a material adverse effect on our operations, financial position and liquidity. In addition, any failure by us to obtain, or any delay in obtaining, regulatory approvals could have a material adverse effect on our results of operations.

      A further discussion of the risks and uncertainties associated with completing our projects on schedule, or at all, and certain consequences of failing to do so are set forth in the risk factors entitled “We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts,” “We currently have no source of revenue and may never become profitable” and “If clinical trials of MyVax, or any other immunotherapies that we may develop, do not produce successful clinical trial results, we will be unable to commercialize these products,” as well as other risk factors.

      We expect to continue to incur net losses over the next several years as we continue our clinical development, apply for regulatory approvals, construct and qualify a commercial scale facility for the manufacture of MyVax, develop active immunotherapies for CLL and T-cell NHL and potentially other forms of cancer, establish sales and marketing and distribution capabilities and expand our operations.

Results of Operations

Comparison of Years Ended December 31, 2003 and 2002

      Research and Development. Research and development expenses increased 24% to $19.7 million for the year ended December 31, 2003, from $15.9 million for the year ended December 31, 2002. The increase in research and development costs reflected the continued increase in patient registration in our pivotal Phase 3 clinical trial, which resulted in increased staffing costs of $2.4 million, of which $1.3 million was for manufacturing personnel and $1.0 million was for quality assurance and control personnel. Clinical trial costs increased $1.8 million to meet the requirements of the increase in patient registration in our pivotal Phase 3 clinical trial. Additionally, non-cash stock-based compensation expense associated with option issuances to our research and development staff increased by $457,000. These increases were offset by a decrease in depreciation expense of $759,000 and a reduction in rent expense of $477,000 reflecting the renegotiation of our facility leases to extended terms with lower rates. We expect to devote substantial resources to research and development in future periods as we continue our development of MyVax for the treatment of B-cell NHL.

      Sales and Marketing. Sales and marketing expenses increased 19% to $1.6 million for the year ended December 31, 2003, from $1.3 million for the year ended December 31, 2002. This increase was primarily due to increased product advocacy costs of $133,000, which consisted primarily of professional fees and activities related to industry symposiums, and increased staffing costs of $97,000. Additionally, non-cash stock-based compensation expense increased by $35,000. We expect sales and marketing spending to remain relatively constant in 2004.

      General and Administrative. General and administrative expenses increased 4% to $2.9 million for the year ended December 31, 2003, from $2.8 million for the year ended December 31, 2002. This increase reflected an increase in staffing costs of $318,000 and an increase in non-cash stock-based compensation expense of $44,000. Also, professional fees and corporate insurance costs increased $74,000 to support the organizational growth and responsibilities of being a public company. These increases were partially offset by a decrease in professional fees of $326,000 incurred in 2002 associated with unsuccessful financings. We expect our general and administrative expenses to increase slightly in 2004 as a result of the additional administrative and infrastructure costs associated with being a public company, including costs associated with implementing procedures for compliance with the requirements of the Sarbanes-Oxley Act.

      Other Income (Expense), Net. We incurred $6.3 million of net other expense for the year ended December 31, 2003. Other expense relates to the $3.5 million loss on extinguishment of convertible notes and cancellation of convertible preferred stock warrants, $771,000 of interest expense related to the amortization of the discount on our convertible notes and $121,000 of interest expense related to the stated interest on the convertible notes. Additionally, other expense includes $1.9 million of interest expense related to the amortization of the warrant issued in connection with the lines of credit. No such charges were recorded during the year ended December 31, 2002. These increases were partially offset by a decrease in interest income of $123,000 from the corresponding period in 2002 as a result of a decrease in the average cash and cash equivalents balance and overall interest rates.

      Dividend Related to Issuance of Convertible Preferred Shares and the Beneficial Conversion Feature of Preferred Stock. We recorded a non-cash dividend of $18.4 million related to the issuance of convertible preferred shares and the beneficial conversion feature of preferred stock for the year ended December 31, 2003. No such charge was recorded for the year ended December 31, 2002.

Comparison of Years Ended December 31, 2002 and 2001

      Research and Development. Research and development expenses increased 81% to $15.9 million for the year ended December 31, 2002, from $8.8 million for the year ended December 31, 2001. The increase in research and development expenses reflected the continued increase in patient registration in our pivotal Phase 3 clinical trial, which resulted in increased staffing costs of $3.0 million, of which $1.3 million was for manufacturing personnel, $680,000 was for clinical trial personnel, $500,000 was for quality assurance and control and technical development personnel and $520,000 was for regulatory personnel. Clinical trial costs increased $887,000 to meet the requirements of the increase in patient registration in our pivotal Phase 3 clinical trial. The depreciation expense increase of $724,000 reflected the addition of leasehold improvements associated with our manufacturing capacity that were placed in service at the end of 2001. The rent expense increase of $424,000 reflects the full year impact of leases initiated in 2001. In addition, $408,000 of this increase was due to the increase in non-cash stock-based compensation expenses associated with option issuances to our research and development staff.

      Sales and Marketing. Sales and marketing expenses commenced and were $1.3 million for the period ended December 31, 2002. The primary components are product advocacy expenses, which consist primarily of professional fees and activities related to industry symposiums of $677,000, staffing expenses of $400,000 and non-cash stock-based compensation expenses of $141,000.

      General and Administrative. General and administrative expenses increased 94% to $2.8 million for the year ended December 31, 2002, from $1.5 million for the year ended December 31, 2001. This increase was due to costs of $550,000 associated with increases in staffing levels, $86,000 in legal fees related to unsuccessful financings and additional costs related to the increase in infrastructure required to support the growth of our clinical trial programs. In addition, $378,000 of this increase was due to non-cash stock-based compensation expenses.

      Other Income (Expense), Net. Interest income decreased 53% to $221,000 for the year ended December 31, 2002, from $474,000 for the year ended December 31, 2001. The decrease was primarily due to lower average cash and cash equivalent balances during the year ended December 31, 2002 as compared to the prior year.

Liquidity and Capital Resources

      We have not generated any revenues, and except for our recently completed initial public offering, we have financed our operations and internal growth almost exclusively through private placements of preferred stock and have incurred significant losses since our inception in 1996. As of December 31, 2003, we had an accumulated deficit of $87.8 million. Our accumulated deficit resulted principally from our research and development activities associated with MyVax, including our pivotal Phase 3 clinical trial and additional Phase 2 clinical trials, and several non-cash charges associated with our preferred stock financings. Included in our accumulated deficit is a non-cash dividend of $18.4 million related to our preferred stock financings in April and May 2003. Also, our accumulated deficit includes a non-cash charge of $3.5 million associated with the extinguishment of convertible notes and cancellation of the related warrants issued to preferred stockholders in April 2003 and $771,000 of non-cash interest expense relating to the amortization of the discount on the convertible notes. Additionally, there was non-cash interest expense of $1.9 million associated with the amortization of the warrant issued to the guarantor of our lines of credit. Through December 31, 2003, we had amortized and expensed non-cash stock-based compensation of $3.7 million.

      At December 31, 2003, we had cash and cash equivalents of $29.8 million, compared to $9.4 million at December 31, 2002.

      Net cash used in operating activities was $20.2 million for the year ended December 31, 2003 and $16.6 million for the year ended December 31, 2002. The use of cash in operations was primarily for our continued research and development activities associated with MyVax for the treatment of B-cell NHL.

      Net cash used in investing activities was $307,000 for the year ended December 31, 2003 and $946,000 for the year ended December 31, 2002. Capital expenditures consisted of purchases of equipment and leasehold improvements to our facilities.

      Net cash provided by financing activities was $40.9 million for the year ended December 31, 2003 and $20.9 million for the year ended December 31, 2002. The net cash provided by financing activities in 2003 was primarily attributable to the sale of common stock in our initial public offering for net proceeds of $33.7 million, the private sale of $2.2 million of preferred stock and the sale of $4.3 million of convertible promissory notes and warrants. The net cash provided by financing activities in 2002 was primarily attributable to the sale of $20.7 million of preferred stock. All outstanding shares of preferred stock were converted into shares of common stock upon the closing of our initial public offering.

      In August 2003, $8.0 million was made available to us through two line of credit facilities with Bank One, N.A. The first line of credit was for $3.0 million, bore interest at prime and had a maturity date of December 6, 2003. The second line of credit was for $5.0 million, bore interest at prime plus one-half percent and had a maturity date of December 6, 2003. In September 2003, we borrowed $8.0 million under these lines of credit. During October and November 2003, we repaid all outstanding borrowings under these facilities, and, on November 14, 2003, we terminated both facilities.

      We anticipate working on a number of long-term development projects which will involve experimental and unproven technology. The projects may require many years and substantial expenditures to complete and may ultimately be unsuccessful. We will need operating funds to continue our research and development activities, clinical trials, pursue regulatory approvals and build production, sales and marketing capabilities, as necessary.

      We believe that our current cash resources and the anticipated net proceeds from this offering, together with the interest thereon, will provide us with sufficient financial resources for the next 18 months.

      Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of immunotherapies, such as MyVax, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

•	the rate of progress and cost of our clinical trials and other research and development activities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the cost and timing of leasing and completing the build out of a commercial scale manufacturing facility;

•	the costs and timing of regulatory approval;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the effect of competing technological and market developments; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish.

      Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies, but we currently have no commitments or agreements relating to any of these types of transactions.

      Even if we achieve positive interim results in our pivotal Phase 3 clinical trial and receive regulatory approval for MyVax, including regulatory approval of our commercial scale manufacturing facility, we will not have product revenue until 2006, at the earliest. Until we can generate a sufficient amount of product revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings, corporate collaboration or licensing arrangements or other arrangements, as well as through interest income earned on cash balances. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies, MyVax or any other immunotherapies that we may develop, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts.

      As of December 31, 2003, we had contractual obligations related to operating and capital leases as follows (in thousands):

	Payments due by Period

		Less than	1-3	4-5	Beyond
	Total	1 year	years	years	5 years

Contractual obligations:
Non-cancelable operating lease obligations	$1,327	$704	$623	$—	$—
Capital lease obligations	51	28	23	—	—

Total contractual obligations	$1,378	$732	$646	$—	$—

      Our long term commitments under operating leases shown above consist of payments relating to three real estate subleases covering the 31,938 square feet of our present facility. These subleases expire between March 2005 and November 2006.

      We expect to begin spending for a commercial scale manufacturing facility in 2004. We estimate that the total cost of the facility will be between $50.0 million and $60.0 million. We do not expect to use the net proceeds of this offering to fund more than $20.0 of the total cost of the facility, and we anticipate seeking additional funding for the completion of construction and qualification of a commercial scale manufacturing facility. We anticipate that we will need to raise approximately $60.0 million in addition to the anticipated net proceeds from this offering to commercialize MyVax if MyVax receives regulatory approval for the treatment of follicular B-cell NHL and to lease and complete the construction and qualification of a commercial scale manufacturing facility. A commercial scale manufacturing facility must be built and qualified and pass a preapproval inspection from the appropriate regulatory agency prior to any regulatory approval for MyVax.

Off-Balance Sheet Arrangements

      As of December 31, 2003, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from those estimates. We believe the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our financial statements.

      Clinical Trial Accruals. We record accruals for estimated clinical study costs. These costs are a significant component of research and development expenses. We accrue for the costs of clinical studies conducted by contract research organizations based on estimated costs over the life of the individual study. Further, we monitor patient registration levels and related activity to the extent possible and adjust our estimates on a quarterly basis; accordingly, however, our estimates may not match the timing of actual services performed by the organizations, which may result in adjustments to our research and development expenses in future periods.

      Accounting for Income Taxes. Our income tax policy records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carry forwards. We have recorded a full valuation allowance to reduce our deferred tax asset, as based on available objective evidence; it is more likely than not that the deferred tax asset will not be realized. While we have considered potential future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the full valuation allowance, in the event that we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the deferred tax asset would increase net income in the period such determination was made.

      Stock-Based Compensation. We have a stock option plan to reward our employees which is described more fully in Note 9 to the financial statements. We account for this plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations and apply the disclosure provisions of Statements of Financial Accounting Standards No. 123 (“SFAS”), as amended by SFAS No. 148. We amortize stock-based compensation in accordance with FASB Interpretation No. 28, an accelerated vesting model.

      For financial reporting purposes, we have recorded stock-based compensation representing the difference between the deemed fair value of common stock and the option exercise price. Prior to the closing of our initial public offering, we determined the deemed fair value of our common stock based upon several factors, including significant clinical milestones attained, sales of our convertible preferred stock, changes in valuations of existing comparable publicly-registered biotech companies, trends in the broad market for biotechnology stocks and the expected valuation we would obtain in our initial public offering. Subsequent to the offering, we determined the deemed fair value of our common stock based on quoted market prices. All stock options granted subsequent to the offering were granted at exercise prices equal to the fair market value. We recorded deferred stock-based compensation of $3.4 million, $1.6 million and $1.0 million for stock options granted to employees during the years ended December 31, 2003, 2002 and 2001, respectively, and we have amortized $1.7 million, $1.2 million and $328,000 of these amounts in the years ended December 31, 2003, 2002 and 2001, respectively. We anticipate we will record amortization of stock-based compensation of approximately $1.4 million for the year ended December 31, 2004. The compensation expense will be decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder’s services.

      We disclose in Note 1 to the financial statements the pro forma impact of applying the provision of SFAS 123, as amended, to our stock awards. Prior to the closing of our initial public offering, the fair value of options issued, pursuant to our option plan at the grant date, were estimated using the minimum value method. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Following the offering, the value of each option has been estimated using the Black-Scholes Model with a volatility rate of 92% which is based upon the expected volatility of our stock price over the life of the option. The effects of applying pro forma disclosures of net loss and net loss per share are not likely to be representative of the pro forma effects on net loss and net loss per share in the future as the number of shares to be issued under the plan (including any future plans) is not known and the assumptions used to determine the fair value can vary significantly.

      Additionally as described more fully in Note 1 to the financial statements, we issue stock options to non-employees, generally for services, which we account for under the provisions of SFAS 123 and Emerging Issues Task Force (“EITF”) No. 96-18. These options are also valued using the Black-Scholes option valuation model. For stock options issued to non-employees, we amortized $208,000, $122,000 and $110,000 of stock compensation expense for the years ended December 31, 2003, 2002 and 2001, respectively.

Quantitative and Qualitative Disclosures About Market Risk

      Interest Rate Risk. Our exposure to market risk for changes in interest rates relates to our cash equivalents on deposit in highly liquid money market funds of financial institutions. The primary objective of our cash investment activities is to preserve principal while at the same time maximizing the income we receive from our invested cash without significantly increasing risk of loss. We do not use derivative financial instruments in our investment portfolio. Our cash and investments policy emphasizes liquidity and preservation of principal over other portfolio considerations. Accordingly, we believe that while the cash and cash equivalents we hold are subject to changes in the financial standing of the financial institution, we are not subject to any material risks arising from changes in interest rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. We also believe that we are not subject to any material risks arising from changes in interest rates. During October and November 2003, we repaid the outstanding borrowings under both line of credit facilities. On November 14, 2003, we terminated both line of credit facilities. As of December 31, 2003, we had no borrowings other than the equipment capital lease described above under contractual obligations.

      In addition, we do not have any material exposure to foreign currency rate fluctuations as we operate primarily in the United States.

BUSINESS

Overview

      We are a biotechnology company focused on the research and development of novel immunotherapies for the treatment of cancer. Immunotherapies are treatments that utilize the immune system to combat diseases. Our lead product candidate, MyVax personalized immunotherapy, is a patient-specific active immunotherapy that is based on the unique genetic makeup of a patient’s tumor and is designed to activate a patient’s immune system to identify and attack cancer cells. MyVax is currently in a pivotal Phase 3 clinical trial and additional Phase 2 clinical trials for the treatment of B-cell non-Hodgkin’s lymphoma, or B-cell NHL. B-cells, also called B lymphocytes, are one of the two major classes of lymphocytes, which are types of white blood cells. In the United States, B-cell NHL represents approximately 85% to 90% of over 300,000 existing and approximately 55,000 newly diagnosed NHL patients each year. NHL is clinically classified as either slow-growing, referred to as indolent, or fast-growing, referred to as aggressive. There are approximately 25,000 patients diagnosed with indolent B-cell NHL in the United States each year. Our pivotal Phase 3 clinical trial is for the treatment of follicular B-cell NHL, which represents approximately half of the cases of indolent B-cell NHL. We believe that patient-specific active immunotherapies can also be applied successfully to the treatment of other cancers. As a result, we are also developing MyVax for the treatment of chronic lymphocytic leukemia, or CLL.

      In November 2000, based on positive interim Phase 2 results from our 9901 trial, we initiated a pivotal, double-blind, controlled Phase 3 clinical trial, our 2000#03 trial, to treat patients with follicular B-cell NHL. We believe that, if successful, the results of the trial will support regulatory approval of MyVax for the treatment of follicular B-cell NHL. We completed patient registration, the process during which a patient is screened and a biopsy is taken to determine whether the patient is eligible to participate in the clinical trial, in April 2004. We currently anticipate that the two planned interim analyses will be initiated in approximately the second quarter of 2005 and the second quarter of 2006, with the detailed follow-up period of the clinical trial scheduled to conclude in approximately the fourth quarter of 2007.

      We have exclusive worldwide sales and marketing rights for MyVax. Subject to regulatory approval, we intend to manufacture and commercialize MyVax and to establish a North American sales force to market and sell MyVax. Due to the concentrated nature of the oncology market, we believe that we can sell MyVax in North America with a small sales force. Results from our completed and ongoing clinical trials of MyVax for the treatment of B-cell NHL indicate that MyVax is generally safe and well tolerated. To date, we have successfully manufactured MyVax in a timely manner to support our clinical trials.

      Active immunotherapies similar to MyVax have been studied in clinical trials for over 15 years. Results from clinical trials at Stanford University Medical Center and the National Cancer Institute, or NCI, suggest that active immunotherapies may induce long-term remission and may improve survival in indolent B-cell NHL patients. Remission is the period of time during which patients have a partial or complete reduction in the amount or severity of the symptoms of their disease. Despite the results of the Stanford and NCI clinical trials, further development of an active immunotherapeutic approach to the treatment of NHL historically has been limited by significant manufacturing difficulties. We have developed a proprietary manufacturing process, which includes our patented Hi-GET gene amplification technology, that is designed to overcome many of these historical manufacturing limitations. As compared to other existing manufacturing methods for active immunotherapies, we believe that our process is efficient, modular and reproducible, which we believe will enable us to manufacture and commercialize patient-specific active immunotherapies for the treatment of NHL and potentially other cancers.

The Immune System and Cancer

      The immune system is the body’s natural defense mechanism to prevent and combat disease. The primary disease fighting functions of the immune system are carried out by white blood cells. In response to the presence of disease, white blood cells can mediate two types of immune responses, referred to as innate immunity and adaptive immunity. Together the innate and adaptive arms of the immune system generally provide an effective defense against a broad spectrum of diseases.

      Innate immunity is mediated by the white blood cells that engulf and digest infecting microorganisms known as pathogens. These white blood cells are the first line of defense against many common infections because they do not require that the body be previously exposed to the pathogens. The role of the innate immune system is to control infections while adaptive immunity is being established for that pathogen.

      Adaptive immunity is generated by the immune system throughout a person’s lifetime as he or she is exposed to particular pathogens. As a person is exposed to a pathogen, the adaptive immune response will, in many cases, confer life-long protection from re-infection by the same pathogen. This adaptive immune response is the basis for preventative vaccines that protect against viral and bacterial infections such as measles, polio, diphtheria and tetanus.

      Adaptive immunity is mediated by a subset of white blood cells called lymphocytes, which are divided into two types, B-cells and T-cells. B-cells and T-cells recognize molecules, usually proteins, known as antigens. An antigen is a molecule or substance that reacts with an antibody or a receptor on a T-cell. When a B-cell recognizes a specific antigen, it secretes proteins, known as antibodies, which in turn bind to a target containing that antigen and tag it for destruction by other white blood cells. When a T-cell recognizes an antigen, it either promotes the activation of other white blood cells or initiates destruction of the target cells directly. The collective group of B-cells and T-cells can recognize a wide array of antigens, but each individual B-cell or T-cell will recognize only one specific antigen. Because of this specificity, few lymphocytes will recognize the same antigen.

      Despite the effectiveness of the immune system in defending the body against infectious disease, it is generally ineffective in defending the body against a cancer once it has appeared. The immune system has developed numerous immune suppression mechanisms to prevent it from destroying a person’s normal tissue, and these same mechanisms are believed to prevent an immune response from being mounted against cancer cells. In addition, the cancer cells themselves can make changes that reduce the ability of the immune system to attack the tumor.

Immunotherapy and Cancer

      Immunotherapies utilize a person’s immune system in an attempt to combat diseases, including cancer. There are two forms of immunotherapy used to treat various diseases: passive and active. Both types of immunotherapy have been used with success to treat a number of different diseases. For example, active immunotherapies in the form of preventative vaccines have enabled the complete or virtual elimination of viral diseases such as smallpox and polio.

      Passive immunotherapy is characterized by the introduction into a patient of antibodies specific to a particular antigen. When antibodies are infused into a cancer patient, they attach to any cell that displays the antigen. The patient’s immune system then responds to eliminate those specific cells tagged by the antibody. Alternatively, radioactive molecules or toxins can be attached to an antibody before it is infused into the patient to kill the tagged cells directly. Although the protection that is provided by a passive immunotherapy is immediate, it is invariably temporary. Consequently, while passive immunotherapies have shown clinical benefits in some cancers, and some have improved safety profiles compared to existing therapies, they require repeated infusions and can cause the destruction of normal cells as well as cancer cells.

      An active immunotherapy generates an adaptive immune response by introducing an antigen into a patient, often in combination with other components that can enhance an immune response to the antigen. The specific adaptive immunity generated can include both the production of antigen-specific antibodies made by B-cells, known as humoral immunity, and the production of antigen-specific T-cells, known as cellular immunity.

      Active immunotherapies have been successful in preventing many infectious diseases, such as measles, mumps or diphtheria, but the approach has been less successful in treating cancer. Historically, the reasons that effective active immunotherapies for cancer have been difficult to develop included the:

•	inability of tumor antigens to elicit an effective immune response;

•	difficulty in identifying suitable target tumor antigens;

•	inability to manufacture tumor antigens in sufficiently pure form;

•	inability to manufacture sufficient quantities of tumor antigens;

•	failure to identify effective components to combine with tumor antigens to enhance an immune response; and

•	failure to employ immunization methods that elicit an effective immune response.

      We believe that an effective active immunotherapeutic approach for cancer would result from immunizing patients with sufficient quantities of purified, tumor-specific antigens administered with additional components to increase the immunogenicity of these antigens. Immunogenicity is the ability of an antigen to evoke an immune response within an organism. Utilizing this type of immunotherapy should allow a patient’s own immune system to produce both B-cells and T-cells which recognize numerous portions of the tumor antigen and generate clinically significant immune responses. During the late 1980s, physicians at Stanford began development of an active immunotherapy with these characteristics for the treatment of indolent B-cell NHL.

Non-Hodgkin’s Lymphoma

      Background. NHL is a cancer of B-cell and T-cell lymphocytes. Currently, in the United States there are over 300,000 patients diagnosed with NHL, with approximately 55,000 newly diagnosed cases annually. Approximately 85% to 90% of patients diagnosed with NHL in the United States have B-cell NHL. The international market for NHL is estimated to be at least equal in size to the United States market. NHL is the sixth most common cancer and the sixth leading cause of death among cancers in the United States.

      NHL is clinically classified as being either slow-growing, referred to as indolent, or fast-growing, referred to as aggressive, depending on whether the patient’s survival time after relapse from the initial therapy is measured in years or in months. Indolent and aggressive NHL each constitute approximately half of all newly diagnosed B-cell NHL, and roughly half of the indolent B-cell NHL is follicular B-cell NHL. Although indolent B-cell NHL progresses at a slow rate, it is inevitably fatal and there is no cure currently available. According to the American Cancer Society, the median survival time from diagnosis for patients with indolent B-cell NHL having stage III/ IV follicular B-cell NHL is between seven and ten years. Unlike indolent B-cell NHL, approximately 40% of aggressive B-cell NHL cases are cured by standard chemotherapy. The remaining patients with aggressive B-cell NHL relapse and cannot be effectively treated.

      Current Treatments. Chemotherapy is widely used as a first-line therapy for NHL and has been effective in managing some forms of these cancers. Although chemotherapy can substantially reduce the tumor mass and in most cases achieve a clinical remission, the remissions have not been durable. Indolent B-cell NHL patients relapse within a few months or years of initial treatment, and the cancer becomes increasingly resistant to further chemotherapy treatments. Eventually, patients may become refractory to chemotherapy, meaning their response to therapy is so brief that further chemotherapy regimens would offer no significant benefit.

      Several passive immunotherapies, such as Rituxan, have demonstrated the ability to induce remission in patients with indolent B-cell NHL. To date, these therapies administered alone have failed to provide long-term remissions for most patients.

      Salvage therapy consisting of high-dose chemotherapy may be performed to treat refractory indolent B-cell NHL patients or those at high risk for relapse from primary therapy. This therapy results in the destruction of essential levels of red and white blood cells and requires stem cell transplants to be performed to restore a patient’s blood count. Stem cell transplants continue to be expensive and associated with high morbidity and significant mortality. Ultimately, even these very aggressive treatment regimens do not provide long-term remission for most patients.

Active Idiotype Immunotherapy

      The active immunotherapy developed at Stanford was focused on the treatment of a cancer of B-lymphocytes known as indolent B-cell NHL. This immunotherapy consists of a patient-specific tumor protein and a foreign carrier protein administered with an adjuvant to enhance the immune response. Patient-specific tumor proteins, which include idiotype proteins, are proteins expressed by a tumor cell that are unique to an individual’s tumor cell. A foreign carrier protein is a type of protein, which when coupled to a non-immunogenic or weakly immunogenic antigen, increases the immunogenicity of the antigen. An adjuvant is a substance that is administered with an antigen to enhance or increase the immune response to that antigen.

      The key to the cancer immunotherapy developed at Stanford is the fact that the patient-specific tumor protein is the antibody expressed by the cancerous B-cells. Because the patient’s cancerous B-cells are replicates of a single malignant B-cell, all of the cancerous B-cells express the same antibody. Each antibody has unique portions, collectively known as the idiotype, which can be recognized by the immune system. This type of active immunotherapy is referred to as an active idiotype immunotherapy. It utilizes the patient- and tumor-specific antibody, or idiotype protein, as an antigen to direct the patient’s immune system to mount an immune response against the targeted tumor cells. Because the antigen is specific to the cancerous B-cells and not found on normal B-cells, the immune system should target the cancerous B-cells for destruction while leaving normal B-cells unharmed.

      The Stanford clinical trials began in 1988 for the treatment of a slower growing, or indolent, form of B-cell NHL. Indolent B-cell NHL has no cure and is treated primarily with chemotherapy. The first clinical trial involved 41 patients with indolent B-cell NHL who commenced their course of immunizations between November 1988 and December 1995. These patients were immunized while in remission following chemotherapy. The treated patients had either a complete response to chemotherapy, defined as no detectable tumor, or a partial response to chemotherapy, defined as at least a 50% reduction in their tumor volume. Of the 41 patients treated, 32 were in remission following their first course of chemotherapy, while the remaining patients were in remission following two or three courses of chemotherapy.

      Positive immune responses to the patient-specific active idiotype immunotherapy were detected in 20 of the 41 immunized patients, including 14 of the 32 patients in first remission following chemotherapy. The median time to disease progression for all 41 patients in the clinical trial was reported to be 4.4 years from the last chemotherapy regimen. Time to disease progression measures the interval of time between response to chemotherapy and recurrence of disease. The median time to disease progression was further analyzed by dividing patients into two groups based upon the presence or absence of an immune response. The median time to disease progression was calculated to be 7.9 years for the 20 immune response positive patients and 1.3 years for the 21 immune response negative patients. The median time to disease progression for the 32 patients in first remission was virtually identical to that for the 41 total patients, which suggests that patient-specific active idiotype immunotherapy may be as effective in the larger population of relapsed patients as in the smaller population of newly diagnosed patients. Median survival time was also measured for patients treated in the clinical trial. At the time of publication, the median survival time of all 41 immunized patients had not been reached, and the investigators reported that the median survival time of all 41 patients was significantly longer than the median survival time seen in patients having the same type of NHL who were treated with chemotherapy alone. NHL patients treated at Stanford with chemotherapy alone had a median survival time of 10.9 years. The fact that the median survival time had not been reached for the 41 immunized patients demonstrates that these patients have a median survival time that is greater than 10.9 years. The median survival time of the 20 immune response positive patients had not been reached versus a median survival time of seven years calculated for the 21 immune response negative patients. The results are statistically significant and suggest that an active idiotype immunotherapy, similar to MyVax, may induce long term remission and improve survival in NHL patients.

      Long-term results from the first Stanford clinical trial were published in the medical journal Blood in May 1997 and are presented in the following table.

		Median time to
		disease	Median
	Patients	progression	survival time

Total	41	4.4 years	Not Reached
Immune Response Positive	20	7.9 years*	Not Reached
Immune Response Negative	21	1.3 years	7.0 years*

*	Indicates a median calculated based on available data using Kaplan-Meier analysis. Kaplan-Meier analysis is a statistical calculation that allows for the estimation of a median time when not all of the patients have reached the event being measured (e.g., survival or progression) at the time of analysis.

      An independent clinical trial of a patient-specific active idiotype immunotherapy similar to the one tested at Stanford was conducted at the NCI to treat patients with indolent B-cell NHL. The NCI clinical trial results were published in Nature Medicine in October 1999. Patients treated in the NCI clinical trial had previously achieved a clinical complete response following an initial course of chemotherapy, that is, no tumor was apparent by physical examination and CT scans. Positive immune responses to the patient-specific active idiotype immunotherapy were reported for 19 of 20 immunized patients. Despite the fact that all 20 patients were in clinical complete remission, 11 of these 20 patients were shown to have lymphoma cells in their peripheral blood following chemotherapy using a very sensitive DNA-based test. After completing the course of immunization with the active idiotype immunotherapy, eight of these 11 patients were shown to have no lymphoma cells in their peripheral blood using the DNA-based test. These results suggest that active idiotype immunotherapy was able to induce a molecular complete response in patients that had minimal residual disease following chemotherapy.

      Despite the results of the Stanford and NCI clinical trials, further development of an active immunotherapeutic approach to the treatment of NHL historically has been limited by significant manufacturing difficulties. The production technology that was used to manufacture these active idiotype immunotherapies at Stanford and NCI is known as rescue fusion. Rescue fusion is a method that generates cell lines, referred to as hybridomas, which are created by combining, or fusing, the patient’s live tumor cells with cells from a cell line that grows indefinitely in culture. The resulting hybridomas are screened to identify those which secrete the idiotype protein present on the patient’s tumor cells. We believe that rescue fusion cannot be used to produce these patient-specific immunotherapies for the number of patients and at a cost that would enable widespread commercial use. The barriers to commercialization using the rescue fusion method include:

•	the need for a relatively large sample of fresh tumor cells, requiring a surgical biopsy;

•	the need for rapid processing, as viable tumor cells are required;

•	a 10% to 20% failure rate;

•	inconsistent and variable manufacturing timelines which frequently fall outside the desired clinical treatment timeline; and

•	low productivity on a per technician basis.

MyVax Personalized Immunotherapy

      MyVax is an injectable patient-specific active idiotype immunotherapy that we are developing initially for the treatment of indolent and aggressive B-cell NHL. MyVax combines a patient- and tumor-specific antibody, or idiotype protein, with a foreign carrier protein and is administered with an adjuvant. We have developed a proprietary manufacturing process for MyVax, which includes our patented Hi-GET gene amplification technology. Our manufacturing process is designed to overcome the barriers to commercialization of active idiotype immunotherapies that are associated with the use of a hybridoma-based process such as rescue fusion. In comparison to other cancer therapies, MyVax is designed to provide:

      Efficacious and lasting treatment: We believe, based on our analysis of our clinical trials, that (1) MyVax has the potential to provide durable remissions and extend survival in a substantial percentage of the B-cell NHL patients that are treated with MyVax and (2) this therapeutic benefit could be greater than the benefit that is provided by currently available therapies, including passive immunotherapies such as Rituxan.

      Safety: MyVax has demonstrated an excellent safety profile to date. MyVax has been well tolerated in clinical trials, with the majority of side effects being only mild to moderate. In our clinical trials, these side effects have included injection site and systemic effects. The most commonly reported injection site effects were bruising, swelling, redness, itching, inflammation, pain and other similar reactions at the injection site. The most commonly reported systemic effects were fatigue, influenza-like illness, fever, chills, nausea, pain, back, chest or muscle pain, rash and diarrhea. Furthermore, MyVax is designed to target only the idiotype protein unique to tumor cells and, thus, should not harm normal cells or impair a patient’s immune system. With an intact immune system, patients are less likely to develop significant complications, such as infections which have been reported in patients treated with Rituxan.

      Ease of administration: The administration of MyVax can be accomplished during a 30-minute outpatient visit, which includes the immunizations followed by an observation period, with each injection taking less than a minute. In comparison, currently available passive immunotherapies such as Rituxan must be administered via a series of lengthy, intravenous infusions. Each infusion of a passive immunotherapy takes hours, requires patients to be monitored for infusion reactions on multiple occasions during the infusion and can have serious complications for patients.

      Ease of sample collection: The tumor samples used to produce MyVax are collected using standard medical procedures that are commonly used in the diagnosis and staging of cancer patients. Our manufacturing process is designed to require only a small number of tumor cells, which need not be living cells, in order to produce MyVax or any other active idiotype immunotherapies that we may develop. The required tumor samples can be acquired by surgical or non-surgical means, can be frozen and are shipped to our central facility, eliminating the need for on-site processing.

      Efficient manufacturing: Our manufacturing process is designed to enable MyVax to be produced within a clinically relevant time-frame for virtually every B-cell NHL patient whose tumor expresses an idiotype protein, enabling an oncologist to schedule a patient’s therapy with a high degree of certainty. In addition, our manufacturing process is designed to enable the reliable production of patient-specific active immunotherapies utilizing a less labor-intensive process than is associated with rescue fusion, permitting us to produce MyVax at cost levels that can yield margins that are competitive with current cancer treatments. Finally, our manufacturing process is designed to permit the expansion of production capacity to meet market demand.

      Commercial feasibility: We believe that our ability to combine a potentially safe and efficacious active idiotype immunotherapy that offers ease of administration and ease of sample collection with an efficient, scalable and reproducible manufacturing process should make MyVax a commercially feasible treatment for indolent and aggressive B-cell NHL. The safety and ease of administration of MyVax compared to currently available passive immunotherapies such as Rituxan should reduce the medical intervention required on behalf of patients during and after treatment and subsequently reduce the associated cost of care for patients with B-cell NHL.

Our Strategy

      Our objective is to commercialize MyVax for the treatment of NHL, as well as other immunotherapies for the treatment of other types of cancer. Our strategy to achieve this objective includes the following:

      Commercialize MyVax for NHL. In order to commercialize MyVax for NHL, we plan to:

Obtain regulatory approval of MyVax. We are focused on completing clinical trials, filing a Biologics License application, or BLA, and obtaining regulatory approval for MyVax, initially in North America.

Expand manufacturing capacity. We plan to expand our manufacturing capacity to meet anticipated demand upon commercialization. We believe that our scalable manufacturing process will enable us to expand our manufacturing capacity in an efficient and timely manner.

Build North American sales and marketing infrastructure. Our goal is to directly commercialize MyVax in North America. We plan to build a small, highly-focused sales and marketing infrastructure to market MyVax to the relatively small and well-established community and institutional referral networks of cancer treatment physicians. We believe that the oncology market in North America is readily accessible by a limited sales and marketing presence due to the concentration of prescribing physicians.

Commercialize MyVax internationally. We plan to commercialize MyVax in markets outside North America. As appropriate, we intend to establish collaborations to assist in the international commercialization of MyVax.

      Commercialize MyVax for other types of B-cell cancers. We believe that MyVax has potential applications beyond B-cell NHL. We plan to develop MyVax for additional types of B-cell cancers where we believe that it is a potentially effective treatment. In particular, we are currently developing MyVax for the treatment of CLL and intend to commence a Phase 2 clinical trial in 2004. We believe that the favorable safety profile of MyVax could accelerate the clinical development and approval of MyVax for additional types of B-cell cancers.

      Leverage our technology to other types of immunotherapies for other diseases. We believe that our patented Hi-GET technology has potential applications beyond MyVax. We believe our technology could be used to produce target proteins for other immunotherapies, such as monoclonal antibodies used in passive immunotherapies, and other therapeutic proteins. We plan to leverage our technology in these areas.

MyVax Clinical Development Program

      The following chart summarizes the results of our ongoing, recently completed and currently planned clinical trials for MyVax.

				No. of	Median time
			Clinical	patients	to disease
Indication		Trial no.	phase	treated	progression	Status

Follicular B-cell NHL
•	Patients in first remission following chemotherapy; 7 immunizations over 24 weeks	2000#03	Phase 3	300-360 expected	Treatment phase in process	Patient registration completed; enrolling patients to treatment phase
•	Patients in first remission following chemotherapy; 5 immunizations over 24 weeks	9901	Phase 2	21	37.7 months	Treatment phase completed; patients in long-term follow-up
•	Patients in first remission following chemotherapy, administered with reduced amount of adjuvant; 5 immunizations over 24 weeks	2000#07	Phase 2	11	23.8 months	Treatment phase completed; patients in long-term follow-up
•	Sole initial therapy; 5 immunizations over 24 weeks, with patients demonstrating either a clinical or an immune response receiving 3 additional immunizations over 8 weeks	2000#04	Phase 2	16	Not applicable	Treatment phase completed; patients in long-term follow-up
•	Patients who relapsed following chemotherapy and were subsequently treated with Rituxan; 8 immunizations over 14 weeks	2002#09	Phase 2	40 expected	Treatment phase in process	Enrolling patients
Aggressive B-cell NHL
•	Patients in first remission following chemotherapy	9902	Phase 2	27
	• Schedule A:	9902-A	Phase 2	14	10.8 months	Treatment phase
	5 immunizations over 24 weeks					completed; patients in long-term follow-up
	• Schedule B:	9902-B	Phase 2	13	15.7 months	Treatment phase
	8 immunizations over 18 weeks					completed; patients in long-term follow-up
Chronic Lymphocytic Leukemia		To be determined	Phase 2	To be determined	—	Phase 2 planned

Pivotal Phase 3 Follicular B-cell NHL Clinical Trial — the 2000#03 Trial

      We filed an Investigational New Drug application, or IND, for MyVax with the Food and Drug Administration, or FDA, in April 1999. In November 2000, based on positive interim Phase 2 results from our 9901 trial, we initiated a pivotal, double-blind, controlled Phase 3 clinical trial, our 2000#03 trial, to treat patients with a type of indolent B-cell NHL known as follicular B-cell NHL, which represents approximately half of the cases of indolent B-cell NHL. Patients entering the clinical trial have previously untreated follicular B-cell NHL, are then treated with standard chemotherapy and are in their first remission. The clinical trial is being conducted at 34 treatment centers in the United States and Canada. Two-thirds of the patients will be randomized to receive MyVax, while the remaining patients will receive the control substance consisting only of the foreign carrier protein used in MyVax and the adjuvant administered with MyVax.

      The following chart summarizes the treatment schedule of patients in the clinical trial.

      Patients are receiving seven immunizations over a 24-week period, which represents two more immunizations than were administered in our 9901 Phase 2 clinical trial described below. Physical evaluations of the patients are conducted monthly during the immunization period and every three months after completion of the course of immunizations. A CT scan occurs prior to the first immunization and every six months following the last immunization for the two years of follow-up and then once a year to detect disease progression. CT scans are read by an independent, central radiology group, which is designed to ensure a consistent determination of patients’ responses to MyVax. The primary endpoint of the clinical trial is progression free survival, which is the interval of time measured from enrollment during which a patient is alive with no evidence of disease progression. Enrollment occurs when the patient is assigned to receive either MyVax or the control substance. The clinical trial is designed to evaluate whether a statistically significant increase in progression free survival is observed in patients receiving MyVax compared to patients receiving the control substance. We completed patient registration, the process during which a patient is screened and a biopsy is taken to determine whether the patient is eligible to participate in the clinical trial, in April 2004. We currently anticipate that the two planned interim analyses will be initiated in approximately the second quarter of 2005 and the second quarter of 2006, with the detailed follow-up period of the clinical trial scheduled to conclude in the fourth quarter of 2007. Upon completion of the detailed follow-up period of the pivotal Phase 3 clinical trial, we intend to continue to follow the patients for survival. We believe that, if successful, the results of the trial will support regulatory approval of MyVax for the treatment of follicular B-cell NHL.

Supporting Phase 2 Follicular B-cell NHL Clinical Trial — the 9901 Trial

      In June 2001, we completed the treatment of 21 patients in a Phase 2 clinical trial, our 9901 trial, to evaluate the ability of patients to mount an immune response to MyVax and to examine its safety profile. The clinical trial involved patients with follicular B-cell NHL in first remission following chemotherapy. The clinical trial was conducted at Stanford University Medical Center and University of Nebraska Medical Center. The primary endpoint of the clinical trial was the generation of a specific anti-idiotype immune response. Positive immune responses were observed. Patients who participated in this clinical trial continue to be monitored for safety, disease progression and survival.

      The clinical protocol for this Phase 2 clinical trial was based on the original treatment protocols used in the Stanford and NCI clinical trials. We used MyVax, which is comprised of the same basic components of active idiotype immunotherapy used in the Stanford and NCI trials. MyVax includes the tumor-specific idiotype protein linked to a foreign carrier protein called keyhole limpet hemocyanin, or KLH, which is derived from a giant sea snail, and was given in the same dose as used in the Stanford and NCI clinical trials. The adjuvant administered with MyVax was Leukine, a recombinant human granulocyte macrophage colony stimulating factor, or GM-CSF, which was also used in the NCI clinical trial. In addition, we produced MyVax using our proprietary manufacturing process instead of rescue fusion. Upon diagnosis, a biopsy was obtained to provide a tumor sample sufficient to produce the patient-specific active idiotype immunotherapy. After obtaining an adequate biopsy, a four-to-seven month regimen of conventional chemotherapy was administered to reduce the tumor mass in the patient. Following an approximately six month rest period to allow the immune system to recuperate from the chemotherapy, the patient received a series of five immunizations over 24 weeks. Patients were evaluated for an immune response during the course of immunizations and two weeks following the final immunization. The entire treatment protocol from the initiation of chemotherapy through the final immunization lasted about 18 months.

      A median time to disease progression of 37.7 months has been reached in the patients in this clinical trial, compared to a median time to disease progression of 15 months observed in another clinical trial in which follicular B-cell NHL patients were treated with chemotherapy alone. MyVax was generally well tolerated in our trial, with patients reporting side effects of injection site reactions and flu-like symptoms.

Additional Phase 2 Follicular B-cell NHL Clinical Trials — the 2000#07, 2000#04 and 2002#09 Trials

      We have completed the treatment phase of two additional Phase 2 clinical trials to study the use of MyVax in treating follicular B-cell NHL. One Phase 2 clinical trial, our 2000#07 trial, evaluated the use of a reduced amount of the GM-CSF administered with MyVax. Patients in this clinical trial were in first remission following chemotherapy after initial diagnosis. This clinical trial is being conducted at the University of Nebraska Medical Center. The 11 patients in this clinical trial received five immunizations over 24 weeks between March 2001 and January 2002. The primary endpoint of the clinical trial was the generation of an anti-idiotype immune response using MyVax. Positive immune responses were observed. A median time to disease progression of 23.8 months has been reached in the patients in this clinical trial. Patients who participated in this clinical trial continue to be monitored for safety, disease progression and survival.

      A second Phase 2 clinical trial, our 2000#04 trial, evaluated the use of MyVax as the sole initial therapy for patients with follicular B-cell NHL. This clinical trial is being conducted at Stanford University Medical Center. A significant percentage of patients with follicular B-cell NHL do not clinically require immediate treatment upon diagnosis. As there is no curative treatment, many physicians elect to monitor this population of patients until their clinical symptoms require treatment. Patients in this clinical trial were initially administered five immunizations over 24 weeks. For those demonstrating an immune response or a clinical response, three additional immunizations were administered. The primary endpoint of the clinical trial was the generation of an anti-idiotype immune response using MyVax. Positive immune responses were observed. Patients who participated in this clinical trial continue to be monitored for safety, disease progression and survival.

      We initiated a Phase 2 clinical trial in March 2003, our 2002#09 trial, to treat approximately 40 patients with follicular B-cell NHL who have relapsed following chemotherapy. These patients will be treated with MyVax following a course of treatment with Rituxan. This clinical trial is designed to evaluate the use of MyVax in patients treated with Rituxan after relapsing following chemotherapy. The primary endpoint of the clinical trial is time to disease progression. The clinical trial will also evaluate whether an anti-idiotype immune response can be generated.

Phase 2 Aggressive B-cell NHL Clinical Trial — the 9902 Trial

      We also have completed the treatment phase of a Phase 2 clinical trial, our 9902 trial, to treat patients initially diagnosed with aggressive B-cell NHL. This is the first clinical trial of an active idiotype immunotherapy in newly diagnosed aggressive B-cell NHL patients. Patients enrolled are in first remission following chemotherapy after initial diagnosis. The clinical trial is being conducted at Stanford University Medical Center, University of Nebraska Medical Center and Weill Medical College of Cornell University. We have enrolled 27 patients in first remission following chemotherapy. The primary endpoint of the clinical trial is the generation of an anti-idiotype immune response using MyVax. Patients are also being monitored for safety, disease progression and survival.

      Because patients with aggressive B-cell NHL tend to relapse much sooner following the completion of chemotherapy than patients with indolent B-cell NHL, the treatment regimen was altered from the one used in indolent B-cell NHL clinical trials. Patients began immunization three months after the end of their chemotherapy, as opposed to after a six-month rest period. Two different administration schedules were examined: 14 patients on Schedule A received five immunizations over a 24-week period and 13 patients on Schedule B received eight immunizations over an 18-week period. Positive immune responses were observed on both Schedule A and Schedule B.

      The patients on Schedule A have a median time to disease progression of 10.8 months, which suggests that giving five immunizations over a 24-week period does not allow for the establishment of a clinically effective response before the fast-growing aggressive B-cell NHL reappears following chemotherapy. In contrast, patients on Schedule B have a median time to disease progression of 15.7 months. The results from Schedule B are encouraging as 11 of the 13 patients treated on Schedule B have a form of aggressive B-cell NHL called mantle cell lymphoma, which is a type of B-cell NHL that is widely viewed as incurable. Based on these results, we plan to initiate a larger clinical trial for patients with mantle cell lymphoma in 2005. This trial will be designed to obtain regulatory approval for the use of MyVax for the treatment of mantle cell lymphoma.

Additional Clinical Programs

      We believe active immunotherapy can be applied successfully to the treatment of other cancers. We are developing MyVax for the treatment of chronic lymphocytic leukemia, or CLL. Like NHL, CLL is primarily a B-cell cancer. We believe CLL can be treated with MyVax, and the same method of manufacturing would be used to produce active idiotype immunotherapies for CLL as is currently used for aggressive and indolent B-cell NHL patients. We plan to initiate a clinical program for an active immunotherapy to treat CLL during 2004.

Manufacturing Process

      Our manufacturing process is divided into three phases: molecular biology, cell culture and production, as illustrated below.

      Each phase of our manufacturing process uses standard procedures that apply to each personalized immunotherapy that we produce. The manufacturing of each patient’s active idiotype immunotherapy begins with the collection of a tumor sample by routine biopsy of the patient. The tumor samples can be acquired by surgical or non-surgical means, can be frozen and are shipped via an overnight courier to our manufacturing facility for processing. After processing, each patient’s active idiotype immunotherapy is shipped to the clinical site or the treating physician for immunization of the patient.

Molecular Biology

      Upon arrival of the tumor sample at our manufacturing facility, we extract genetic material from the sample and isolate the genes that encode the two unique regions of a patient’s tumor-specific idiotype protein. Our proprietary knowledge allows us to identify the genes encoding the idiotype protein generally within a few weeks. We then generate a pair of expression vectors encoding the idiotype protein. An expression vector is a DNA molecule that contains all of the elements required for the production of the tumor-derived idiotype protein in a host cell.

Cell Culture

      The expression vectors encoding the idiotype protein are then introduced into mammalian cells. Individual mammalian cell lines producing the idiotype protein are then generated using a series of cycles of growth and selection steps. These cycles of growth and selection, known as gene amplification, are completed using our patented Hi-GET technology that provides for the rapid and efficient isolation of mammalian cell lines expressing increased levels of the idiotype protein. These cell lines are referred to as manufacturing cell lines.

      In comparison to alternative methods of gene amplification, our Hi-GET technology more efficiently and reproducibly generates stable cell lines containing increased copies of the expression vectors that encode the patient’s idiotype protein. Consequently, fewer candidate cell lines must be subjected to selection techniques in order to identify a suitable manufacturing cell line, thus reducing the amount of time a technician must spend to identify a cell line that is expressing sufficient levels of idiotype protein. This allows each of our technicians to work on the development of ten to 20 different manufacturing cell lines at the same time.

Production

      Upon isolation of a manufacturing cell line, the size of the culture is expanded to allow for the production of an appropriate amount of the idiotype protein. Following a standard purification process, the idiotype protein is linked to KLH, a foreign carrier protein, resulting in MyVax. After release testing, the frozen MyVax product and GM-CSF adjuvant are shipped to the clinical trial site or the treating physician for immunization of the patient.

      We purchase KLH from biosyn Arzneimittel GmbH, a single source supplier. We have entered into a supply agreement with biosyn, dated December 9, 1998, pursuant to which biosyn has agreed to supply us with KLH. Pursuant to the supply agreement, biosyn is obligated to supply us a maximum amount of KLH in any one month. Under the agreement, biosyn may, but is not required to, supply us with KLH in excess of the contractual monthly maximum. Since early 2001, we have purchased an average amount of KLH per month that is greater than the monthly maximum amount of KLH that biosyn is required to supply us under the supply agreement. We expect to continue to purchase on a monthly basis through the next 12 months more KLH than biosyn is required to supply us under the supply agreement. Based on our projected use of KLH over the next 12 months and our discussions with biosyn, we believe biosyn can and will meet our anticipated needs for KLH. The supply agreement expires on December 9, 2005. Either party may terminate the supply agreement earlier upon a breach that is not cured within 60 days or other events relating to insolvency or bankruptcy.

Manufacturing Safeguards

      We have instituted several safeguards in our manufacturing process that are designed to ensure batch integrity and prevent patient therapies from being sent to the incorrect patient. Throughout the process we carefully handle manufacturing materials and record data. The DNA sequences of the tumor-specific idiotype protein genes are determined early in the molecular biology phase of the process. These DNA sequences serve as a reference that permits the identification of manufacturing intermediates, such as expression vectors, and stable cell lines containing these vectors, as belonging to a specific patient’s sample. At later stages of the process, we use tests to demonstrate that the subtype of the idiotype protein present in both purified idiotype protein preparations and in the final MyVax product, the idiotype protein-KLH conjugate, is in conformance with the expected subtype.

      In addition to safeguards designed to ensure segregation of each patient’s therapy, we archive intermediates throughout the manufacturing process, which allows us to quickly produce additional vials of a patient’s therapy if needed. These archival procedures include the storage of the manufacturing cell line produced for each patient and purified preparations of the patient’s tumor-specific idiotype protein.

Additional Hi-GET Technology Applications

      Our patented Hi-GET technology has additional potential applications, including producing target proteins for other immunotherapies, such as monoclonal antibodies used in passive immunotherapies, and other therapeutic proteins. Our Hi-GET technology can also be used to produce proteins for research, for example, to support genomic companies’ needs to strengthen their patent positions by enabling them to link protein function with their DNA sequences more quickly. Our Hi-GET technology has also been used to produce both single and multi-chain proteins that are secreted into the culture medium, proteins that are located in the cytoplasm of the cell and proteins that are located in the membrane of the cell. Many proteins of therapeutic and diagnostic interest must be produced in mammalian cells in order for the proteins to retain their characteristic features and biologic activities. Our Hi-GET technology can be used to efficiently produce a wide variety of proteins in mammalian cell lines.

Competition

      The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Due to the high demand for new cancer therapies, research is intense and new treatments are being sought out and developed by our competitors.

      Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

      Several companies, such as Corixa Corporation, Biogen Idec Inc. and Immunomedics, Inc., are involved in the development of passive immunotherapies for the treatment of NHL. Various products are currently marketed for treatment of NHL. Rituxan, a monoclonal antibody co-marketed by Genentech, Inc. and Biogen Idec Inc., is approved for the treatment of relapsed or refractory, low grade B-cell NHL. In addition, Biogen Idec Inc. has received FDA approval for marketing its passive radioimmunotherapy product, Zevalin, and GlaxoSmithKline Plc and Corixa Corporation received FDA approval for marketing their version of passive radioimmunotherapy product, Bexxar, for the treatment of relapsed or refractory low grade, follicular, or transformed B-cell NHL.

      In addition, there are several companies focusing on the development of active immunotherapies for the treatment of NHL, including Antigenics, Inc., Favrille, Inc. and Large Scale Biology Corporation. These companies’ product candidates are in various stages of development. In addition, we are aware that the NCI, in collaboration with Biovest International, Inc., is currently conducting a Phase 3 clinical trial of active immunotherapy in patients with follicular NHL. If any are successfully developed and approved, they could compete directly with MyVax, if it is approved.

Sales and Marketing

      We recently began building our marketing capabilities. In order to commercially market our active immunotherapies if we obtain regulatory approval, we must either develop a sales and marketing infrastructure or collaborate with third parties with more sales and marketing experience. We plan to build a small, highly-focused sales and marketing infrastructure to market MyVax to the relatively small and well-established community and institutional referral networks of cancer treatment physicians. We believe that the oncology market in North America is readily accessible by a limited sales and marketing presence due to the concentration of prescribing physicians. To penetrate oncology markets outside the United States, as appropriate, we may establish collaborations to assist in the commercialization of MyVax.

Intellectual Property

      We rely on the proprietary nature of our technology and production processes for the protection of MyVax and any other immunotherapies that we may develop. We plan to prosecute and defend aggressively our patents and proprietary technology. Our policy is to patent the technology, inventions and improvements that we consider important to the development of our business. We hold two United States patents related to our core gene amplification technology, including composition of matter claims directed to cell lines and claims directed to methods of making proteins derived from patients’ tumors. These patents expire in 2016. Corresponding patents, although more constrained in scope due to rules not applicable in the United States, have been issued in Australia, Canada and South Africa, all of which expire in 2017. We have also filed additional United States and corresponding foreign patent applications relating to our Hi-GET gene amplification technology and expect to continue to file additional patent applications.

      We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information by requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement, through which we seek to protect our intellectual property. Agreements with our employees also prevent them from bringing the proprietary rights of third parties to us. We also require confidentiality or material transfer agreements from third parties that receive our confidential data or materials.

      The biotechnology and biopharmaceutical industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. While our active immunotherapies are in clinical trials, and prior to commercialization, we believe our current activities fall within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States and Section 55.2(1) of the Canadian Patent Act, each of which covers activities related to developing information for submission to the FDA and its counterpart agency in Canada. As our active immunotherapies progress toward commercialization, the possibility of an infringement claim against us increases. While we attempt to ensure that our active immunotherapies and the methods we employ to manufacture them do not infringe other parties’ patents and other proprietary rights, competitors or other parties may assert that we infringe on their proprietary rights. In particular, we are aware of patents held jointly by Genentech, Inc. and City of Hope National Medical Center relating to expression of recombinant antibodies, by British Technology Group PLC relating to expression of recombinant proteins in mammalian cells, by the Board of Trustees of the Leland Stanford Junior University relating to expression of recombinant antibodies and by Stratagene relating to generation of DNA that encodes antibodies.

      We believe that we have valid defenses to any assertion that MyVax, or any other similar antibody-based active immunotherapies that we may develop, or the methods that we employ to manufacture them, infringes the claims of the patent held jointly by Genentech, Inc. and City of Hope National Medical Center relating to expression of recombinant antibodies. We also believe that the patent may be invalid and/or unenforceable. The relevant patent was issued to Genentech, Inc. in 2001 in connection with the settlement of an interference proceeding in the United States Patent and Trademark Office between Genentech, Inc. and Celltech R&D Ltd. We believe other biotechnology companies are aware of and are considering the possible impact of this patent. Other companies have negotiated license agreements for this patent. We have not attempted to obtain such a license because we believe that properly construed claims do not cover activities related to the manufacture of MyVax. If we decide to attempt to obtain a license for this patent, we cannot guarantee that we would be able to obtain such a license on commercially reasonable terms, or at all. We are aware of a complaint filed by MedImmune, Inc. against Genentech, Inc., City of Hope National Medical Center and Celltech in April 2003 in the United States District Court for the Central District of California seeking, among other things, judicial declarations that the patent is invalid and that the patent is unenforceable due to the patent applicants’ inequitable conduct before the United States Patent and Trademark Office. We cannot predict whether MedImmune will obtain the judicial declarations that it is seeking, whether we or others would seek or be able to obtain such or similar declarations or whether we would otherwise be successful in demonstrating that MyVax, or any other similar antibody-based active immunotherapies that we may develop, or the methods that we employ to manufacture them, does not infringe the claims of the patent held jointly by Genentech, Inc. and City of Hope National Medical Center or that the patent is invalid and/or unenforceable.

      We also believe that we have valid defenses to any assertion that MyVax, or any other active immunotherapies that we may develop, infringes the claims of the patent held by British Technology Group PLC relating to expression of recombinant proteins in mammalian cells, that MyVax, or any other similar antibody-based active immunotherapies that we may develop, infringes the claims of the patent held by the Board of Trustees of the Leland Stanford Junior University relating to expression of recombinant antibodies or that MyVax, or any other similar antibody-based active immunotherapies that we may develop, infringes the claims of the patent held by Stratagene relating to generation of DNA that encodes antibodies. The relevant British Technology Group patent was issued in 1990 and was subsequently assigned to British Technology Group. We believe that the patent is invalid and, therefore, that the patent does not impact our ability to commercialize MyVax. The relevant Stanford patent was issued in 1998. We believe that MyVax, and the methods that we employ to manufacture MyVax, do not infringe the claims of the patent. The relevant Stratagene patent was issued in 2002. We believe that the patent is invalid, and that the methods that we employ to manufacture MyVax do not infringe the claims of the patent.

      If any of these patents is found to cover MyVax, or any other immunotherapies that we may develop, or the methods that we employ to manufacture them, we could be required to pay damages and could be unable to commercialize MyVax, or any other immunotherapies that we may develop, unless we obtain a license from the applicable patent holder. A license may not be available to us on acceptable terms in the future, or at all. In addition, litigation of any intellectual property claims with any of these patent holders, with or without merit, would likely be expensive and time-consuming and divert management’s attention from our core business.

      See “Risk Factors — Because it is difficult and costly to protect our proprietary rights, we may not be able to ensure their protection.”

      In June 2002, Pharmacia & Upjohn AB filed an opposition to the registration of our “GENITOPE” trademark alleging that a likelihood of confusion exists between our Genitope trademark and Pharmacia’s “GENOTROPIN” trademark. In March 2004, a settlement agreement was executed by both parties, ending the dispute. We have filed an amendment to modify our trademark to a house mark. Pharmacia Corporation and Pharmacia & Upjohn AB and Pfizer have agreed to withdraw the trademark opposition filed against the “Genitope” mark and agreed to not interfere with or object to the use or registration by us of our “Genitope” house marks, our trade names or our “genitope.com” domain name as a house mark.

Government Regulation

Regulation of MyVax and Any Other Active Immunotherapies that We May Develop in the United States and Canada

      MyVax and any other immunotherapies that we may develop will require regulatory approval prior to commercialization. At the present time, we believe that MyVax and any other immunotherapies that we may develop will be regulated in the United States by the FDA as biologics.

      The Investigational New Drug application, or IND, for our lead product candidate, MyVax personalized immunotherapy, was submitted to the FDA in April 1999. We received approval from the FDA to begin clinical trials with a Phase 2 clinical trial in May 1999. A pre-Phase 3 clinical trial meeting was held with the FDA in August 2000. Our pivotal Phase 3 clinical trial for the treatment of follicular B-cell NHL began in November 2000. The IND was submitted in Canada in December 2000. Our pivotal Phase 3 clinical trial is currently ongoing in the United States and Canada.

      We plan to submit marketing applications for approval of MyVax initially in the United States and Canada. The initial application is expected to be based on one adequate and well-controlled Phase 3 clinical trial, our 2000#03 trial, with supporting data from our Phase 2 clinical trials. In the United States, we expect the Biologics License application, or BLA, to be reviewed under accelerated approval, with time of progression free survival as a surrogate for survival. We expect to follow patients for long term survival as a post-approval commitment. We expect to conduct further clinical trials to support BLAs for approvals of MyVax for additional indications.

      We have not started the regulatory approval process in any jurisdiction other than the United States and Canada, and we are unable to estimate when, if ever, we will commence the regulatory approval process in any other foreign jurisdiction. In general, we will have to complete an approval process similar to the United States approval process in foreign markets for MyVax and any other immunotherapies that we may develop before we can commercialize them in those countries. The approval procedure and the time required for approval vary from country to country and can involve additional testing. Foreign approvals may not be granted on a timely basis, or at all. Regulatory approval of product prices is required in most countries other than the United States. The prices approved for our products may be too low to generate an acceptable return to us.

      Our manufacturing facility is currently subject to licensing requirements of the California Department of Health Services. We have applied for a license. Our facility is subject to inspection by the FDA as well as by the California Department of Health Services at any time. Failure to obtain and maintain a license from the California Department of Health Services, or to meet the inspection criteria of the FDA or the California Department of Health Services, would disrupt our manufacturing processes and would harm our business.

Product Regulation

      Governmental authorities in the United States and other countries extensively regulate the preclinical studies and clinical testing, manufacture, labeling, storage, record keeping, advertising, promotion, export and marketing, among other things, of drugs, medical devices and biological materials, including MyVax and any other immunotherapies that we may develop. In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. The steps required before a novel biologic may be approved for marketing in the United States generally include:

•	preclinical laboratory tests and preclinical studies in animals;

•	the submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may commence;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

•	the submission to the FDA of a BLA; and

•	FDA review and approval of such application, including a pre-approval inspection of the manufacturing facility and FDA inspection of clinical study sites.

      The testing and approval process requires substantial time, effort and financial resources. We cannot be certain that any approval will be granted on a timely basis, if at all. Prior to and following approval, if granted, the establishment or establishments where the product is manufactured are subject to inspection by the FDA and must comply with current good manufacturing practices, or cGMP, requirements enforced by the FDA through its facilities inspection program. In addition, drug manufacturing facilities in California are subject to licensing requirements of the California Department of Health Services. Facilities are subject to inspection by the FDA as well as by the California Department of Health Services at any time.

      Preclinical studies generally include animal studies to evaluate the mechanism of action of the product, as well as animal studies to assess the potential safety and efficacy of the product. Compounds must be produced according to applicable cGMP requirements and preclinical safety tests must be conducted in compliance with FDA and international regulations regarding good laboratory practices. The results of the preclinical tests, together with manufacturing information and analytical data, are generally submitted to the FDA as part of an IND, which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time requests an extension or raises concerns about the conduct of the clinical trials as outlined in the application. In such latter case, the sponsor of the application and the FDA must resolve any outstanding concerns before clinical trials can proceed. Clinical trials involve the administration of the investigational product to healthy volunteers or to patients, under the supervision of a qualified principal investigator, and must be conducted in accordance with good clinical practices. Clinical trials are conducted in accordance with protocols that detail many items, including:

•	the objectives of the study;

•	the parameters to be used to monitor safety; and

•	the efficacy criteria to be evaluated.

      Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be reviewed and approved by an independent institutional review board, or IRB, at each institution at which the study will be commenced, prior to the recruitment of subjects. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

      Clinical trials typically are conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into human subjects, the drug is tested for safety and, as appropriate, for absorption, metabolism, distribution, excretion, pharmacodynamics and pharmacokinetics. Phase 2 usually involves studies in a limited patient population to evaluate preliminarily the efficacy of the drug for specific targeted indications, determine dosage tolerance and optimal dosage and identify possible adverse effects and safety risks.

      Phase 3 clinical trials are undertaken to further evaluate clinical efficacy and to test further for safety within an expanded patient population at geographically dispersed clinical study sites. Phase 1, Phase 2 or Phase 3 testing may not be completed successfully within any specific time period, if at all, with respect to any products being tested by a sponsor. Furthermore, the FDA or the IRB may suspend clinical trials at any time on various grounds, including a finding that the healthy volunteers or patients are being exposed to an unacceptable health risk.

      The results of the preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA as part of a BLA requesting approval for the marketing of the product. The FDA may refuse to accept the BLA for review or deny approval of the application if applicable regulatory criteria are not satisfied, or if additional testing or information is required. Post-marketing testing and surveillance to monitor the safety or efficacy of a product may be required, and the FDA may limit further marketing of the product based on the results of post-market testing. FDA approval of any application may include many delays or never be granted. Moreover, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Finally, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. Among the conditions for approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures conform to cGMP requirements. These requirements must be followed at all times in the manufacture of the approved product. In complying with these requirements, manufacturers must continue to expend time, monies and effort in the area of production and quality control to ensure full compliance. Failure to comply may subject us to fines and civil penalties, suspension or delay in product approval, seizure or recall of the product, or product approval withdrawal.

      New products that are being developed for the treatment of serious or life-threatening diseases where the product would provide therapeutic advantage over the existing treatment may be considered for accelerated approval by the FDA. In these cases, approval can be based on criteria that are indicative of the desired clinical benefit. These products generally receive high priority review by the FDA. Sponsors of products that receive accelerated approval must carry out clinical trials post-approval to verify the desired clinical benefit.

      Both before and after the FDA approves a product, the manufacturer and the holder or holders of the BLA for the product are subject to comprehensive regulatory oversight. Violations of regulatory requirements at any stage, including the preclinical and clinical testing process, the review process, or at any time afterward, including after approval, may result in various adverse consequences, including the FDA’s delay in approving or refusal to approve a product, suspension or withdrawal of an approved product from the market, seizure or recall of a product and/or the imposition of criminal penalties against the manufacturer and/or the license holder. In addition, later discovery of previously unknown problems may result in restrictions on a product, its manufacturer, or the BLA holder, or market restrictions through labeling changes or product withdrawal. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

      With respect to post market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals and biologics, which include, among others, standards for and regulations of direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. The FDA has very broad enforcement authority under the Federal Food Drug and Cosmetic Act, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing us to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

      We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to impose fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect upon us.

      No patient-specific active idiotype immunotherapeutic for cancer has been approved by the FDA for marketing. The FDA has not yet established particular regulatory guidelines for patient-specific immunotherapies, nor has it issued any interim guidelines.

Other Regulations

      We are also subject to regulation by the Occupational Safety and Health Administration, or OSHA, and the state and federal environmental protection agencies and to regulation under the Toxic Substances Control Act and other regulatory statutes, and may in the future be subject to other federal, state or local regulations. Either OSHA or the environmental protection agencies, or all of them, may promulgate regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulation, which could limit or impede on our operations.

Employees

      As of April 30, 2004, we had 107 employees, of whom 10 have Ph.D.s, one has a M.D., and one has a Pharm. D. Of the remaining employees, 8 are clinical staff, 61 are manufacturing staff and 26 are management or administrative staff. None of our employees is subject to a collective bargaining agreement. We believe that we have good relations with our employees.

Facilities

      We sublease 13,426 square feet of laboratory and production space in Redwood City, California, under lease agreements that terminate in May 2005 and November 2006. In the same facility, we also sublease an additional 18,512 square feet of corporate office space under a lease agreement that terminates in March 2005. We believe that our facilities will be sufficient for the production of active immunotherapies for our planned clinical trials. We plan to build a new manufacturing facility for the commercialization of MyVax and any other immunotherapies that we may develop. We anticipate completion of the construction of a commercial manufacturing facility in 2005. Unless we are able to renew our existing leases, we may need to find temporary facilities until our new facility can be completed.

Legal Proceedings

      We are not currently involved in any material legal proceedings.

MANAGEMENT

Officers and Directors

      The following table sets forth, as of April 30, 2004, information about our officers and directors.

Name	Age	Position(s)

Dan W. Denney, Jr., Ph.D. (1)	50	Chairman, Chief Executive Officer and Director
Bonnie Charpentier, Ph.D.	52	Vice President, Regulatory Affairs
Thomas DeZao	47	Vice President, Strategic Marketing and Sales
Diane Ingolia, J.D., Ph.D.	45	Vice President, Technical Development and Intellectual Property Counsel
Claude Miller	53	Vice President, Quality
John M. Vuko	53	Vice President, Finance and Chief Financial Officer
Scott M. Wheelwright, Ph.D.	50	Vice President, BioProcessing
Gordon D. Denney (1)	46	Director
Gregory Ennis (2)(3)(4)	38	Director
Stanford C. Finney (2)(3)(4)	55	Director
William A. Hasler (2)(3)	62	Director
Nicholas J. Simon III (4)	50	Director

(1)	Gordon D. Denney is Dan W. Denney, Jr.’s brother. There are no other family relationships between our directors or executive officers.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Nominating and Corporate Governance Committee.

      Dan W. Denney, Jr., Ph.D. is our founder and has served as our Chief Executive Officer since November 1999 and Chairman of the Board since August 1996. Dr. Denney did his postdoctoral research in the Chemistry Department at Stanford University, where he was a Merck Fellow. Dr. Denney then served as a Visiting Scholar at the University of Alberta in Canada prior to founding Genitope. Dr. Denney holds a B.A. from Vanderbilt University and a Ph.D. in Microbiology and Immunology from Stanford University School of Medicine.

      Bonnie Charpentier, Ph.D. has served as our Vice President of Regulatory Affairs since December 2001. From June 1995 to December 2001, Dr. Charpentier held a number of regulatory positions at Roche Global Development, a division of F. Hoffman-La Roche Ltd., a pharmaceuticals and diagnostics company, including Vice President and Regulatory Site Head. From December 1993 to June 1995, Dr. Charpentier served as Regulatory Program Director at Syntex Corporation, a biopharmaceutical company, where she joined as a Manager of Human Pharmaceutical Regulatory in 1991. Dr. Charpentier holds a B.A. and a Ph.D. in Biology from the University of Houston.

      Thomas DeZao has served as our Vice President of Strategic Marketing and Sales since February 2002. From August 1999 to January 2002, Mr. DeZao was Vice President of Marketing and Medical Affairs at Corixa Corporation, a biopharmaceutical company, and Coulter Pharmaceutical, Inc., a wholly owned subsidiary of Corixa Corporation, where he was responsible for all aspects of the marketing plan for Bexxar, a radio-labeled monoclonal antibody developed to treat non-Hodgkin’s lymphoma. From July 1998 to June 1999, Mr. DeZao was the Vice President of Marketing and Sales for Asta Medica, a biopharmaceutical company, where he developed commercialization plans for an emerging United States oncology business. From October 1987 to March 1998, Mr. DeZao was the Director of Marketing for Chiron Corporation, a global pharmaceutical company, where he was responsible for product management and customer service for the Therapeutics Division. Mr. DeZao holds a B.A. from Montclair State University.

      Diane Ingolia, J.D., Ph.D. currently serves as our Vice President of Technical Development and Intellectual Property Counsel. Dr. Ingolia joined us in May 1997 as our Senior Scientist and Intellectual Property Counsel, a position she held until April 2000. From May 2000 to May 2002, Dr. Ingolia served as Vice President of Product Development and Intellectual Property Counsel. From 1994 to 1997, Dr. Ingolia was a patent attorney at Medlen & Carroll, LLP. Dr. Ingolia holds a B.S. degree from University of New Orleans and a Ph.D. in Biochemistry from Baylor College of Medicine. Dr. Ingolia conducted her postdoctoral research at Stanford University School of Medicine in the laboratory of Dr. Irving Weissman. Dr. Ingolia holds a J.D. from Santa Clara Law School.

      Claude Miller has served as our Vice President of Quality since February 2004. From September 2000 to November 2003, Mr. Miller held a number of key management positions at Alpha Therapeutic Corporation, a plasma fractionation biologics company, starting as Vice President of Regulatory and Quality before being elevated to the position of President and Chief Operating Officer in March 2002. From April 1997 to September 2000, Mr. Miller was Senior Director of Operations at SangStat Medical Corporation, a transplant company. Prior to joining SangStat, Mr. Miller held a number of positions in Quality and Compliance at Somatix, Collagen Corporation and LifeScan Inc. Claude Miller received his B.S. and M.S. in Molecular Biology/ Microbiology from California State University, Long Beach.

      John M. Vuko has served as or Vice President of Finance and Chief Financial Officer since April 2004. From December 1999 to October 2003, Mr. Vuko was the Executive Vice President and Chief Financial Officer at Incyte Corporation, a drug discovery company, where he remained an employee until January 2004. From October 1998 to December 1999, Mr. Vuko served as a consultant to Achievement Radio Holdings, a radio broadcast company, where he had served as the Senior Vice President and Chief Financial Officer from March 1997. Mr. Vuko holds a B.A. in business from San Francisco State University.

      Scott M. Wheelwright, Ph.D. has served as our Vice President of BioProcessing since April 2002. From February 2000 to April 2002, Dr. Wheelwright held a number of manufacturing positions at DURECT Corporation, a pharmaceutical systems company, including Vice President of Manufacturing and Operations. From March 1998 to February 2000, he was Vice President of Development and Manufacturing at Calydon, Inc., a biopharmaceutical company. From October 1992 to March 1998, Dr. Wheelwright held a number of manufacturing positions at Scios Inc., including Senior Director of Process Development, Manufacturing and Engineering. Prior to Scios, Dr. Wheelwright held positions at Chiron Corporation and Abbott Laboratories. Dr. Wheelwright holds a B.S. from the University of Utah, Salt Lake City and a Ph.D. in Chemical Engineering from the University of California, Berkeley.

      Gordon D. Denney has served as a director since November 1996. Mr. Denney has been a financial manager of the Tom James Company since October 1993. Mr. Denney is a Certified Public Accountant, inactive status, and holds a B.S. in Commerce and Business Administration from the University of Alabama at Tuscaloosa.

      Gregory Ennis has served as a director since November 1996. Mr. Ennis has been a Managing Director of Peninsula Equity Partners LLC since April 2002. Prior to co-founding Peninsula Equity Partners LLC, Mr. Ennis served for four years as a Managing Director of the United States operations of Thompson Clive & Partners Inc., an international venture capital group where he began as an Associate in 1992. Mr. Ennis is a member of the board of directors of several private companies. Mr. Ennis holds an A.B. in Economics and Political Science from Stanford University and an M.B.A. from The Anderson School at the University of California, Los Angeles.

      Stanford C. Finney has served as a director since May 2003. Since March 1997, Mr. Finney has served as Chief Executive Officer of Spyglass Trading, L.P., a registered broker/ dealer. Mr. Finney has also served as President of Rainbow Trading Corporation, a registered commodity trading advisor and pool operator, since 1991 and as President of Rainbow Trading Systems, a private investment firm, since 1976. From 1991 until 2000, Mr. Finney co-owned and served as a portfolio manager for Regal Asset Management, a private investment firm. Mr. Finney held various positions with investment firms over the past thirty years, including Eppler, Guerin and Turner, Inc., a regional brokerage firm, Shearson Lehman Brothers and Salomon Smith Barney. Mr. Finney received a B.S.B.A. and an M.B.A. from the University of Arkansas.

      William A. Hasler has served as a director since August 2000. Since July 1998, Mr. Hasler has served as a Co-Chief Executive Officer and director of Aphton Corporation, a bio-pharmaceutical company. From August 1991 to July 1998, Mr. Hasler was the Dean of the Haas School of Business at the University of California, Berkeley. Mr. Hasler is a director of numerous companies, including Ditech Communications Corporation, Mission West Properties, Schwab Funds, Solectron Corp. and Stratex Networks. Mr. Hasler received a B.A. from Pomona College and an M.B.A. from Harvard University.

      Nicholas J. Simon III has served as a director since March 2000. Since October 2001, Mr. Simon has been a General Partner at MPM Capital, a life sciences focused venture capital firm. From April 2000 to July 2001, Mr. Simon was Chief Executive Officer, Founder and a director of Collabra Pharma, Inc. (formerly iO Pharmaceuticals). From December 1995 to March 2000, Mr. Simon served as Vice President of Business and Corporate Development of Genentech, Inc., where he joined as a Director of Business Development in 1989. Mr. Simon serves on the board of directors of several private companies. Mr. Simon holds a B.S. in Microbiology from the University of Maryland and holds an M.B.A. from Loyola College.

Board Composition

      We have an authorized Board of Directors consisting of six members. In accordance with the terms of our amended and restated certificate of incorporation and bylaws, the Board of Directors is divided into three classes, class I, class II and class III, with each class serving staggered three-year terms. The members of the classes are divided as follows:

•	the class I directors are Gregory Ennis and Nicholas J. Simon, and their term will expire at the annual meeting of stockholders to be held in 2004;

•	the class II directors are William A. Hasler and Gordon D. Denney, and their term will expire at the annual meeting of stockholders to be held in 2005; and

•	the class III directors are Dan W. Denney, Jr. and Stanford C. Finney, and their term will expire at the annual meeting of stockholders to be held in 2006.

      Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in the control or management of Genitope.

      Our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock and may not be removed without cause.

Board Committees

      Our audit committee consists of Messrs. Ennis, Hasler and Finney. The audit committee reviews our accounting policies and practices and financial reporting and internal control structures, makes recommendations to our Board of Directors regarding the selection of independent auditors to audit our financial statements and confers with the auditors and our officers for purposes of reviewing our financial structure and financial reporting.

      Our compensation committee consists of Messrs. Ennis, Hasler and Finney. The compensation committee determines salaries, incentives and other forms of compensation for our executive officers and administers our stock plans and employee benefit plans.

      Our nominating and corporate governance committee consists of Messrs. Ennis, Finney and Simon. The nominating and corporate governance committee oversees all aspects of our corporate governance functions, makes recommendations to the Board of Directors regarding corporate governance candidates to serve as directors of us, recommends such candidates to the Board of Directors and makes other recommendations to the Board of Directors regarding affairs relating to the directors of the Company, including director compensation.

Compensation Committee Interlocks and Insider Participation

      Prior to establishing the compensation committee, the Board of Directors as a whole made decisions relating to compensation of our executive officers. No member of the Board of Directors or the compensation committee serves as a member of the Board of Directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

Director Compensation

      We have not provided cash compensation to non-employee directors for their services as directors.

      All employee directors are eligible to participate in our 2003 Employee Stock Purchase Plan, as more fully described in the section entitled “Benefit Plans — 2003 Employee Stock Purchase Plan.”

      In August 2003, we adopted our 2003 Non-Employee Directors’ Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors who are not our employees or consultants or employees or consultants of any of our affiliates. Under our 2003 Non-Employee Directors’ Stock Option Plan, each of our non-employee directors receives and any non-employee director in the future will receive an initial option to purchase 25,000 shares of common stock, annual option grants to purchase 10,000 shares of common stock starting the day following the annual stockholders meeting in 2004 and committee option grants to purchase 1,000 shares of common stock for each committee of which such non-employee director is a member. Please refer to the section entitled “Benefit Plans — 2003 Non-Employee Directors’ Stock Option Plan” for a more detailed explanation of the terms of these stock options.

Executive Compensation

      The following table shows the compensation awarded or paid to, or earned by, our Chief Executive Officer and our four other most highly compensated executive officers for the fiscal year ended December 31, 2003 whose total annual salary and bonus exceeded $100,000, including Fred Kurland, the former Chief Financial Officer of the Company, whom we refer to as our “named executive officers.”

Summary Compensation Table

		Long-term
		compensation
		awards
	Annual
	compensation	Securities
		underlying
	Salary	options
Name and principal position	($)	(#)

Dan W. Denney, Jr., Ph.D.	236,450	100,000
Chief Executive Officer
Fred Kurland (1)	240,000	54,166
Vice President and Chief Financial Officer
Thomas DeZao	235,000	37,499
Vice President, Strategic Marketing and Sales
Scott Wheelwright, Ph.D.	216,000	34,400
Vice President, BioProcessing
Bonnie Charpentier, Ph.D.	215,000	33,333
Vice President, Regulatory Affairs

(1)	In February 2004, Mr. Kurland resigned from the Company.

Stock Option Grants in Last Fiscal Year

      We have granted and will continue to grant options to our executive officers and employees under our option plans. In 2003, we granted options to purchase a total of 641,884 shares of our common stock at exercise prices ranging from $1.80 per share to $11.16 per share, for a weighted average exercise price of $2.66 per share, to our employees, including grants to our named executive officers. Options granted in 2003 to our named executive officers were granted under the 2003 Equity Incentive Plan and the 1996 Stock Option Plan. All options granted to our named executive officers, other than the option to purchase 100,000 shares of common stock granted to Dr. Denney, are immediately exercisable, incentive stock options, to the extent permissible under applicable IRS regulations. Generally, 25% of the shares subject to options initially granted to our employees vest one year from the date of hire and one-forty-eighth of the shares subject to the option vest on each monthly anniversary thereafter. We have the right to repurchase all unvested shares upon termination of employment. Options expire ten years from the date of grant.

      The exercise price per share of each option granted to our named executive officers was equal to (i) in the case of options granted prior to our initial public offering, the fair market value of our common stock as determined by our Board of Directors on the date of the grant or (ii) in the case of options granted after our initial public offering, the closing price of our common stock, as reported on the Nasdaq National Market, on the day immediately preceding the grant date. The exercise price may be paid in cash, promissory notes, shares of our previously-issued common stock valued at fair market value on the exercise date or pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board which, prior to the issuance of common stock, results in either the receipt of cash (or check) by us or the receipt of irrevocable instructions to pay the aggregate exercise price to us from the sales proceeds.

      The following tables show information regarding options granted to and exercised by the named executive officers for the fiscal year ended December 31, 2003:

					Potential realizable
	Option grants in last fiscal year				value at assumed
					annual rates of
	Number of	Percent of			stock price
	securities	total options	Exercise		appreciation for
	underlying	granted to	price		option terms(2)
	options	employees	per	Expiration
Name	granted(#)	(%)(1)	share($)	date	5%($)	10%($)

Dan W. Denney, Jr., Ph.D.	100,000	15.6	2.97	8/22/13	186,782	473,342
Thomas DeZao	11,666	1.8	1.80	6/30/13	13,206	33,467
	25,833	4.0	2.70	8/21/13	43,865	111,162
Scott Wheelwright, Ph.D.	9,000	1.4	1.80	6/30/13	10,188	25,819
	25,400	4.0	2.70	8/21/13	43,130	109,299
Bonnie Charpentier, Ph.D.	11,666	1.8	1.80	6/30/13	13,206	33,467
	28,416	4.4	2.70	8/21/13	48,251	122,277
Fred Kurland	11,666	1.8	1.80	6/30/13	13,206	33,467
	42,500	6.6	2.70	8/21/13	72,166	182,882

(1)	Based on an aggregate of 641,884 subject to options granted to our employees in 2003, including the named executive officers.

(2)	Potential realizable values are computed by (1) multiplying the number of shares of common stock subject to a given option by the closing price of $9.18 share on December 31, 2003, (2) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (3) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

      We also granted options to purchase an aggregate of 125,000 shares of common stock to non-employee directors under our 2003 Non-Employee Directors Stock Option Plan.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth option exercises and the number of shares of our common stock subject to vested and unvested stock options held by each of our named executive officers as of December 31, 2003. All of the unexercised options listed in the table, other than the option to purchase 100,000 shares of common stock granted to Dr. Denney, are exercisable at any time but, if exercised, the options are subject to a lapsing right of repurchase by us until the options are fully vested. For the purposes of this table, the value of an option is measured as the difference between the exercise price and the closing price of $9.18 on December 31, 2003.

			Number of securities
	Shares		underlying unexercised		Value of unexercised
	acquired		options at		in-the-money options at
	on	Value	December 31, 2003(#)		December 31, 2003($)
	exercise	realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Dan W. Denney, Jr., Ph.D.	—	—	8,333	91,667	51,748	569,252
Thomas DeZao	—	—	24,828	20,000	193,292	379,407
Scott Wheelwright, Ph.D.	16,667	123,002	4,180	46,886	28,943	325,064
Bonnie Charpentier, Ph.D.	—	—	5,042	55,040	35,079	394,752
Fred Kurland	—	—	6,216	47,950	42,686	318,809

Change in Control Arrangements

      Our 1996 Stock Option Plan provides that in the event of a change in control of Genitope, the vesting of options held by any employee or director whose status is involuntarily terminated without cause within 13 months of the change in control shall accelerate so that 50% of their then-unvested shares shall immediately become exercisable and/or no longer subject to a right of repurchase by us. In addition, any of our employees or directors who for good reason, for example, as the result of a diminution of position, a reduction in base pay, an adverse change in employment benefits or a physical relocation in excess of 40 miles, voluntarily chooses to terminate his or her relationship with us within 13 months of the change in control will likewise be entitled to accelerated vesting as to 50% of their unvested options. For this purpose, a change in control includes: (1) a person becoming the beneficial owner of 50% or more of our outstanding voting securities; (2) a merger or consolidation in which our stockholders immediately before the transaction own less than a majority of the outstanding voting securities of the surviving entity or its parent immediately after the transaction; and (3) a sale or other disposition of all or substantially all of our assets.

      Our 2003 Equity Incentive Plan provides that in the event of certain corporate transactions, all outstanding options under the plan either will be assumed, continued or substituted for by any surviving entity. If the surviving or acquiring entity elects not to assume, continue or substitute these options, the vesting provision of these options will be accelerated and these options will be terminated if not exercised prior to the effective date of such corporate transaction. In the event of certain changes in control, the vesting and exercisability of outstanding options under the plan granted may be accelerated if the awardee’s agreement so specifies.

      At the time of commencement of employment, our employees generally sign offer letters specifying basic terms and conditions of employment. In general, our employees are not subject to written employment agreements. Each officer and employee has entered into a standard form agreement with respect to confidential information and invention assignment that provides that the employee will not disclose any of our confidential information received during the course of employment and that, with some exceptions, the employee will assign to us any and all inventions conceived or developed during the course of employment.

Benefit Plans

1996 Stock Option Plan

      We adopted and our stockholders approved the 1996 plan in November 1996. Our Board of Directors amended the 1996 plan in August 1999, June 2000, October 2001, January 2002 and August 2003. The 1996 plan will terminate in November 2006, unless the Board of Directors terminates it earlier. The 1996 plan provides for the grant of stock awards, which are:

•	incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, or the Code, which may be granted solely to employees, including officers; and

•	nonstatutory stock options and stock bonuses, which may be granted to employees, including officers, non-employee directors and consultants.

      Share Reserve. An aggregate of 1,665,500 shares of common stock are reserved for issuance under the 1996 plan. As of April 30, 2004, options to purchase an aggregate of 733,532 shares of common stock were outstanding under the 1996 plan.

      Shares subject to stock options that have expired or otherwise terminated under the 1996 plan without having been exercised in full again become available for the grant of awards under the 1996 plan. Shares issued under the 1996 plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

      Administration. The 1996 plan is administered by our Board of Directors, who may in turn delegate authority to administer the 1996 plan to a committee. Subject to the terms of the 1996 plan,

our Board of Directors or its authorized committee determines recipients, the numbers and types of stock options to be granted and the terms and conditions of the stock options including the period of their exercisability and vesting. Subject to the limitations set forth below, the Board of Directors or its authorized committee will also determine the exercise price of options granted.

      Stock Options. Stock options are granted pursuant to stock option agreements. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 1996 plan vest at the rate specified in the option agreement.

      In general, the term of stock options granted under the 1996 plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide for earlier termination, if an optionee’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months, 18 months in the event of death, after the date such service relationship ends. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination.

      Acceptable consideration for the purchase of common stock issued under the 1996 plan will be determined by the Board of Directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by the Board of Directors.

      Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

      Tax Limitations on Stock Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options. No incentive stock option, and before our stock is publicly traded, no nonstatutory stock option, may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or any affiliate unless the following conditions are satisfied:

•	the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

•	the term of any incentive stock option award must not exceed five years from the date of grant.

      Section 162(m). When we become subject to the requirements of Section 162(m) of the Code, which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1 million, no person may be granted options under the 1996 plan covering more than 200,000 shares of common stock in any calendar year.

      Stock Bonus Awards. A stock bonus award may be awarded in consideration for the recipients past services performed for us. Rights to acquire shares under a stock bonus agreement may not be transferred other than by will or by the laws of descent and distribution unless the stock bonus award agreement provides otherwise.

      Changes in Control. In the event of certain corporate transactions, all outstanding options under the 1996 plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such awards, the vesting provisions of such stock awards will be accelerated and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction. Following certain change in control transactions, if an employee or director’s service relationship with us is terminated due to an involuntary termination without cause or due to a voluntary termination for good reason, 50% of the employee’s or director’s stock awards will become fully vested and immediately exercisable.

2003 Equity Incentive Plan

      We adopted and our stockholders approved our 2003 Equity Incentive Plan (the incentive plan) in August 2003, and the incentive plan became effective upon the closing of our initial public offering in November 2003. The incentive plan will terminate when the Board of Directors terminates the incentive plan. The incentive plan provides for the grant of nonstatutory stock options, restricted stock awards, stock appreciation rights, phantom stock and other forms of equity compensation, which may be granted to employees, including officers, non-employee directors and consultants.

      Share Reserve. An aggregate of 2,924,308 shares of common stock are reserved for issuance under the incentive plan, which amount will be increased annually on January 1 of each year until 2013, by 5% of the number of shares of common stock outstanding on such date. However, the Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on such date. As of April 30, 2004, options to purchase an aggregate of 260,964 shares of common stock were outstanding under the incentive plan.

      The following types of shares issued under the incentive plan may again become available for the grant of awards under the incentive plan: restricted stock that is repurchased prior to it becoming fully vested; shares withheld for taxes; shares used to pay the exercise price of an option in a net exercise; shares tendered to the company to pay the exercise price of an option. In addition, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full may be subject to new equity awards. Shares issued under the incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

      Administration. Our Board of Directors will administer the incentive plan. The Board of Directors may delegate authority to administer the incentive plan to a committee. Subject to the terms of the incentive plan, our Board of Directors or its authorized committee, the plan administrator determines recipients, grant dates, the numbers and types of equity awards to be granted and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, phantom stock and the strike price for stock appreciation rights.

      Nonstatutory Stock Options. Nonstatutory stock options are granted pursuant to nonstatutory stock option agreements. The plan administrator determines the exercise price for a nonstatutory stock option. Options granted under the incentive plan vest at the rate specified in the option agreement.

      The plan administrator determines the term of nonstatutory stock options granted under the incentive plan. Generally, the term of nonstatutory stock options granted under the incentive plan may not exceed ten years. Unless the terms of an optionee’s nonstatutory stock option agreement provides otherwise, if an optionee’s service relationship with us, or any affiliate or ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months (in the event of disability) or 18 months (in the event of death) after the date such service relationship ends unless the terms of the nonstatutory stock option agreement provide for earlier or later termination. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the nonstatutory stock option agreement provide for earlier or later termination.

      Acceptable consideration for the purchase of common stock issued under the incentive plan will be determined by the Board of Directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement, a broker assisted exercise, the net exercise of the option and other legal consideration approved by the Board of Directors.

      Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the nonstatutory stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

      Restricted Stock Awards. Restricted stock awards are purchased through a restricted stock award agreement. The purchase price for restricted stock awards must be at least the par value of the stock. The purchase price for a restricted stock award may be payable in cash, the recipient’s past services performed for us, or any other form of legal consideration acceptable to the Board of Directors. Rights to acquire shares under a restricted stock award may not be transferred other than by will or by the laws of descent and distribution.

      Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The plan administrator determines the strike price for a stock appreciation right. Stock appreciation rights granted under the incentive plan vest at the rate specified in the stock appreciation rights agreement.

      The plan administrator determines the term of stock appreciation rights granted under the incentive plan. Unless the terms of an optionee’s stock appreciation rights agreement provides otherwise, if an awardee’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the awardee, or his or her beneficiary, may exercise any vested stock appreciation rights up to 12 months (in the event of disability) or 18 months (in the event of death) after the date such service relationship ends unless the terms of the stock option agreement provide for earlier or later termination. If an awardee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the awardee may exercise any vested stock appreciation rights up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination.

      Phantom Stock. Phantom stock awards are granted pursuant to phantom stock award agreements. A phantom stock award may require the payment of at least par value. Payment of any purchase price may be made in cash, the recipient’s past services performed for us or any other form of legal consideration acceptable to the Board of Directors. Rights to acquire shares under a phantom stock agreement may not be transferred other than by will or by the laws of descent and distribution.

      Other Equity Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards. Unless otherwise specifically provided for in the award agreement, such awards may not be transferred other than by will or by the laws of descent and distribution.

      Changes in Control. In the event of certain corporate transactions, all outstanding options and stock appreciation rights under the incentive plan either will be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting provisions of such equity awards will be accelerated and such equity awards will be terminated if not exercised prior to the effective date of the corporate transaction. Other forms of equity awards such as restricted stock awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity. If such repurchase or forfeiture rights are not assigned, then such equity awards will become fully vested. Following certain change in control transactions, the vesting and exercisability of certain equity awards generally will be accelerated only if the awardee’s award agreement so specifies.

2003 Non-Employee Directors’ Stock Option Plan

      We adopted and our stockholders approved our 2003 Non-Employee Directors’ Stock Option Plan (the directors’ plan) in August 2003, and the directors’ plan became effective upon the closing of our initial public offering in November 2003. The directors’ plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

      Share Reserve. The aggregate number of shares of common stock that may be issued pursuant to options granted under the directors’ plan is 258,333 shares, which amount will be increased annually on January 1 of each year until 2013, by the number of shares of common stock subject to options granted during the prior calendar year. However, the Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased. As of April 30, 2004, options to purchase an aggregate of 125,000 shares of common stock were outstanding under the directors’ plan.

      Administration. The Board of Directors administers the directors’ plan. The exercise price of the options granted under the directors’ plan is equal to the fair market value of the common stock on the date of grant. No option granted under the directors’ plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the directors’ plan are not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death. An optionee whose service relationship with Genitope or any affiliate, whether as a non-employee director of Genitope or subsequently as an employee, director or consultant of either Genitope or an affiliate, ceases for any reason may exercise vested options for the term provided in the option agreement, three months generally, 12 months in the event of disability and 18 months in the event of death.

      Automatic Grants. Pursuant to the terms of the directors’ plan, upon the closing date of our initial public offering, each non-employee director was automatically granted an option to purchase 25,000 shares of common stock, the initial grant in November 2003. In addition, any individual who becomes a non-employee director will automatically be granted the initial grant upon being elected to the board of directors. Any person who is a non-employee director on the day following each of the annual meetings of our stockholders automatically will be granted an option to purchase 10,000 shares of common stock, the annual grant, on such date, provided, however, that each non-employee director who has been a non-employee director for less than 12 months prior to the day following the annual meeting of our stockholders will receive an annual grant that has been reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a non-employee director. On the day following each annual meeting of our stockholders, each non-employee director will receive an option to purchase 1,000 shares of common stock for each committee of which they are a member. Committee grants vest in 12 equal monthly installments over one year from the grant date, so long as the non-employee director remains on such committee. Initial grants and annual grants vest in 36 equal monthly installments over three years.

      Changes in Control. In the event of certain corporate transactions, all outstanding options under the directors’ plan either will be assumed, continued or substituted for by any surviving entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such options, the vesting provision of such options will be accelerated and such options will be terminated if not exercised prior to the effective date of such corporate transaction. In the event of certain changes in control, the vesting and exercisability of outstanding options under the directors’ plan granted to a nonemployee director whose service is not terminated immediately prior to such change in control, other than as a condition of such change in control, shall be accelerated in full.

2003 Employee Stock Purchase Plan

      We adopted and our stockholders approved our 2003 Employee Stock Purchase Plan (the purchase plan) in August 2003, and the purchase plan became effective upon the closing of our initial public offering in November 2003.

      Share Reserve. The purchase plan authorizes the issuance of 266,666 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our affiliates, which amount will be increased on January 1 of each year until 2013, by the lesser of 166,666 shares or 1.5% of the number of shares of common stock outstanding on that date. However, the Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. As of April 30, 2004, no shares of common stock had been purchased under the purchase plan.

      Administration. The Board of Directors administers the purchase plan, but such administration may be delegated to a committee of the Board of Directors. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. The purchase plan is implemented by offerings of rights to eligible employees. Under the purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering began on the effective date of our initial public offering and is approximately 24 months in duration with purchases occurring every six months. Unless otherwise determined by the Board of Directors, common stock is purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the date of commencement of participation in the offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase. Generally, all regular employees, including executive officers, who work more than 20 hours per week and are customarily employed by us or by any of our affiliates for more than five months per calendar year may participate in the purchase plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of common stock under the purchase plan.

      Limitations. Eligible employees may be granted rights only if the rights, together with any other rights granted under employee stock purchase plans, do not permit such employee’s rights to purchase our stock to accrue at a rate which exceeds $25,000 of the fair market value of such stock for each calendar year in which such rights are outstanding. No employee shall be eligible for the grant of any rights under the purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock, measured by vote or value.

      In the event of certain corporate transactions, then any outstanding rights to purchase our stock under the purchase plan will be assumed, continued or substituted for by the surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten days prior to such corporate transaction and such purchase rights will terminate immediately thereafter.

401(k) Plan

      We maintain a retirement and deferred savings plan for our employees. The retirement and deferred savings plan is intended to qualify as a tax-qualified plan under Section 401 of the Code. The retirement and deferred savings plan provides that each participant may contribute up to 15% of his or her pre-tax compensation, up to a statutory limit, which for most employees is $13,000 in calendar year 2004. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The retirement and deferred savings plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary contributions to the retirement and deferred savings plan on behalf of participating employees.

Limitations on Directors’ Liability and Indemnification Agreements

      Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

      Our amended and restated bylaws also provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our amended and restated bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained such insurance.

      We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for any and all expenses, including attorneys’ fees, judgments, witness fees, damages, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      The following is a description of transactions since our inception to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest other than the employment agreements which are described elsewhere.

Common Stock Issuances

      In March 1999, we issued and sold 250,000 shares of our common stock to Milton McColl at a price of $0.60 per share, who was then elected as our President and Chief Executive Officer and as a director. Mr. McColl resigned in October 1999, and as part of his severance arrangement we repurchased 187,667 of these shares at $0.60 per share.

Preferred Stock Issuances

      From our inception through December 31, 2003, we sold shares of our preferred stock in private financings as follows:

•	606,657 shares of our Series A preferred stock at a price of $1.50 per share in November 1996 and June 1997;

•	624,453 shares of our Series B preferred stock at a price of $3.78 per share in August 1997;

•	700,443 shares of our Series C preferred stock at a price of $4.50 per share in March 1999;

•	2,568,527 shares of our Series D preferred stock at a price of $7.80 per share in March and April 2000;

•	4,620,638 shares of our Series E preferred stock at a price of $4.50 per share in March and June 2002;

•	520,538 shares of our Series E preferred stock at a price of $4.50 per share in April and May 2003; and

•	977,996 shares of our Series E preferred stock at a price of $4.50 per share in August 2003 pursuant to agreements entered into in August 2003.

      The investors in these financings included the following executive officers, directors, holders of more than 5% of our securities, and the immediate family members and affiliated entities of each:

	Series A	Series B	Series C	Series D	Series E
	preferred	preferred	preferred	preferred	preferred
Investors(1)	stock	stock	stock	stock	stock

Directors
Gregory Ennis(2)	—	—	10,690	—	446,955
Gordon D. Denney(3)	27,738	—	—	5,833	—
Stanford C. Finney	—	—		15,384	312,868
William A. Hasler	—	—	16,738	11,728	16,666
Nicholas J. Simon III	—	—	—	6,410	—
Immediate Family Members
Mary Ann Denney(4)	50,268	555	—	12,820	5,554
Dan Denney, Sr.(5)	66,934	555	—	16,666	—
Sheila Ennis(6)	—	—	8,927	1,282	2,222

	Series A	Series B	Series C	Series D	Series E
	preferred	preferred	preferred	preferred	preferred
Investors(1)	stock	stock	stock	stock	stock

5% Stockholders
Thompson Clive & Partners, Ltd.(7)	177,818	190,510	222,222	256,410	368,220
Rainbow Ventures(8)	—	—	—	—	1,266,096
Walker Smith Capital Master Fund(9)	—	—	—	—	849,464
Price per Share	$1.50	$3.78	$4.50	$7.80	$4.50

(1)	Unless otherwise noted, shares held by affiliated persons and entities have been combined for the purposes of this chart.

(2)	Includes 444,441 shares of Series E preferred stock sold to Peninsula Equity Partners, L.P. and affiliated entities.

(3)	Gordon D. Denney, one of our directors, is the brother of Dan W. Denney, Jr.

(4)	Mary Ann Denney is the mother of both Dan W. Denney, Jr. and Gordon Denney.

(5)	Dan Denney, Sr. is the father of both Dan W. Denney, Jr. and Gordon Denney.

(6)	Sheila Ennis is the sister-in-law of Gregory Ennis, one of our directors.

(7)	Includes shares held by entities affiliated with Thompson Clive & Partners, Ltd. Gregory Ennis, one of our directors, is a former Managing Partner at Thompson Clive & Partners Inc.

(8)	Includes shares held by entities affiliated with Rainbow Ventures. Stanford C. Finney, one of our directors, is the controlling shareholder of Rainbow Trading Systems, Inc. and of Rainbow Trading Corporation, the general partner of Rainbow Futures Partners, Ltd., Rainbow Trading Ventures Partners, Ltd. and Cypress Point Partners, Ltd., all of which are entities affiliated with Rainbow Ventures. Mr. Finney is also the managing partner of Rainbow Investors Partners, Shinnecock Investment Partners and Pinehurst Investment Partners, all of which are entities affiliated with Rainbow Ventures. Mr. Finney disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein.

(9)	Includes shares held by entities affiliated with Walker Smith Capital Master Fund.

      On June 15, 2000, we granted Dan W. Denney, Jr., our Chief Executive Officer and Chairman, a cash bonus of $100,000 in recognition of the completion of Series D preferred stock financing. In August 2003, we granted Dr. Denney an option to purchase 100,000 shares of common stock.

      For more information on the equity holdings of the stockholders listed in the table above, see “Principal Stockholders.”

Warrant Issuances

      In connection with an agreement to act as guarantor of our obligations under our lines of credit, in August 2003, we issued a warrant to purchase 533,333 shares of Series F preferred stock at an exercise price of $4.50 per share, which, upon completion of the offering, converted into a warrant to purchase 266,666 shares of common stock, to a member of our Board of Directors, Stanford C. Finney, pursuant to an agreement entered into in July 2003.

Investor Rights Agreement

      We have entered into an investor rights agreement with our preferred stockholders, a common stockholder and certain holders of warrants, including the individuals and entities described above. Pursuant to the investor rights agreement, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other security holders, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock. In addition, holders of registration rights may require us on not more than two occasions to file a registration statement under the Securities Act with respect to their shares of common stock. The rights have been waived in connection with this offering. Further, the holders of registration rights may require us to register their shares on Form S-3 when this form becomes available. These rights shall terminate altogether three years after the effective date of our initial public offering, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Indebtedness of Management

      The largest aggregate amount of indebtedness by members of our management outstanding at any time since our inception was $113,889. On September 4, 2001, we received a full recourse promissory note in exchange for a loan used to exercise stock options from Diane Ingolia, our Vice President of Technical Development and Intellectual Property Counsel, with an aggregate principal amount of $48,015 and an interest rate of 6.50%. As of March 31, 2004, the total amount of indebtedness owed by Dr. Ingolia, including interest, was $56,613. Under applicable law we cannot extend the term or otherwise modify this note.

      We believe that we have executed all of the transactions set forth above on terms no less favorable to us than terms we could have obtained from unaffiliated third parties.

Indemnification Agreements

      We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. See “Management — Limitations on Director’s Liability and Indemnification Agreements.”

PRINCIPAL STOCKHOLDERS

      The following table indicates information regarding the beneficial ownership of our common stock by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all our directors and executive officers as a group.

      Percentage ownership in the table is based on (1) 16,832,447 shares of common stock outstanding as of April 30, 2004 and (2) the issuance of 4,500,000 shares of common stock in this offering. The information assumes no exercise of the underwriters’ over-allotment option.

      Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise noted below, the address for each person listed on the table is c/o Genitope Corporation, 525 Penobscot Drive, Redwood City, California 94063.

      We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants or conversion of convertible notes that are either immediately exercisable or convertible or exercisable or convertible within 60 days of April 30, 2004. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All of the options granted to our employees, including those granted to our executive officers, are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully-vested. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

		Percentage of
		shares
		outstanding

	Number of	Before	After
Beneficial owner (name and address)	shares owned	offering	offering

5% Stockholders
Rainbow Ventures(1)	1,198,863	7.1%	5.6%
c/o Stanford C. Finney, Jr.
8201 Preston Road, Suite 400
Dallas, TX 75225
Walker Smith Capital Master Fund(2)	1,169,468	6.9%	5.5%
300 Crescent Court, Suite 880
Dallas, TX 75201
Thompson Clive & Partners, Ltd.(3)	1,151,081	6.8%	5.4%
24 Old Bond Street
London WIX4JD, United Kingdom
Directors and Named Executive Officers
Dan W. Denney, Jr., Ph.D.(4)	1,279,333	7.6%	6.0%
Stanford C. Finney(5)	1,801,311	10.5%	8.3%

		Percentage of
		shares
		outstanding

	Number of	Before	After
Beneficial owner (name and address)	shares owned	offering	offering

Gregory Ennis(6)	577,961	3.4%	2.7%
Gordon D. Denney(7)	90,749	*	*
William A. Hasler(8)	89,991	*	*
Nicholas J. Simon III(9)	51,269	*	*
Bonnie Charpentier(10)	80,082	*	*
Thomas DeZao(11)	77,499	*	*
Fred Kurland(12)	80,919	*	*
Scott M. Wheelwright (13)	67,732	*	*
All directors and executive officers as a group (13 persons) (14)	4,343,284	24.8%	19.8%

*	less than one percent of the outstanding shares of common stock.

(1)	Includes 101,507 shares held by Rainbow Futures Partners, Ltd., 313,121 shares held by Rainbow Investors, 313,803 shares held by Rainbow Trading Corporation, 301,758 shares held by Rainbow Trading Systems, Inc., 89,893 shares held by Rainbow Trading Venture Partners, Ltd., 56,057 shares held by Shinnecock Investment Partners and 22,724 shares held by Pinehurst Investment Partners. Mr. Finney is the controlling shareholder of Rainbow Trading Systems, Inc. and of Rainbow Trading Corporation, the general partner of Rainbow Futures Partners, Ltd. and Rainbow Trading Ventures Partners, Ltd. Mr. Finney is also the managing partner of Rainbow Investors Partners, Shinnecock Investment Partners and Pinehurst Investment Partners. Mr. Finney disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein.

(2)	Includes 339,571 shares held by Walker Smith Capital Master Fund, 317,474 shares held by Walker Smith International Fund, Ltd., 129,301, shares held by WS Opportunity Fund International, Ltd. and 383,122 shares held by WS Opportunity Master Fund. According to a Schedule 13G Amendment No. 1 filed with the SEC on February 13, 2004, WS Capital Management, L.P. has sole investment discretion and voting authority for shares held by (1) Walker Smith Capital Master Fund, composed of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., and (2) Walker Smith International Fund, Ltd. WS Capital Management, L.P. has shared investment discretion and voting authority with WSV Management, L.L.C. WSV Management, L.L.C. has sole investment discretion and voting authority for shares held by (1) WS Opportunity Master Fund, composed of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., and (2) WS Opportunity Fund International, Ltd. Reid S. Walker and G. Stacy Smith, as control persons for both WS Capital, L.L.C. (the general partner of WS Capital Management, L.P.) and WSV Management, L.L.C., each can control the investment and voting of these shares. Reid S. Walker and G. Stacy Smith are reporting these shares as each may have shared investment discretion and voting authority for those shares controlled by WSV Management, L.L.C., in that Messrs. Walker and Smith together control a majority of the voting rights of WSV Management, L.L.C.

(3)	Includes 74,074 shares held by Bath Street Nominees Limited, 300,974 shares held by HSBC International Trustee Limited, 42,735 shares held by Thompson Clive Growth Industries Fund, and 733,298 shares held by Thompson Clive Investments PLC. According to a Schedule 13G filed with the SEC on February 13, 2004, HSBC International Trustee Limited, Thompson Clive Growth Industries Fund (registered name: Bath Street Nominees Limited) and Thompson Clive Investments PLC disclaim beneficial ownership of the shares held by each other.

(4)	Includes 20,833 shares that Dr. Denney has the right to acquire within 60 days of April 30, 2004 pursuant to an outstanding stock option.

(5)	Includes 14,861 shares that Mr. Finney has the right to acquire within 60 days of April 30, 2004 through the exercise of option grants. Includes 259,333 shares of common stock that Mr. Finney has the right to acquire within 60 days of April 30, 2004 through the exercise of an outstanding warrant. Also includes the shares reflected in footnote 1 above.

(6)	Includes 24,861 shares that Mr. Ennis has the right to acquire within 60 days of April 30, 2004 through the exercise of option grants. Includes 6,236 shares held by TB&G Enterprises, 100,816 shares held by Peninsula Equity Partners, L.P., 407,346 shares held by Peninsula Equity Partners SBIC, L.P. and 2,895 shares held by Peninsula Sodalis Fund L.P. Mr. Ennis is a partner of TB&G Enterprises, a managing member of Peninsula Equity Partners LLC, the general partner of Peninsula Equity Partners, L.P. and Peninsula Sodalis Fund L.P., and a managing member of Peninsula Equity Partners SBIC, LLC, the general partner of Peninsula Equity Partners SBIC, L.P. Includes 6,683 shares and 650 shares of common stock that Peninsula Equity Partners SBIC, L.P. and Peninsula Equity Partners, L.P., respectively, have the right to acquire within 60 days of April 30, 2004 through the exercise of outstanding warrants. Mr. Ennis disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate interest therein.

(7)	Includes 1,666 shares held by Mr. Denney’s spouse, 5,832 shares held by Mr. Denney as Custodian for Under UGMA for Davis Jordan Denney, 5,832 shares held by Mr. Denney as Custodian for Under UGMA for Katherine Ann Denney, and 14,861 shares that Mr. Denney has the right to acquire within 60 days of April 30, 2004 through the exercise of option grants.

(8)	Includes 24,861 shares that Mr. Hasler has the right to acquire within 60 days of April 30, 2004 through the exercise of option grants, 2,500 of which would be initially unvested and subject to a right of repurchase by us as of April 30, 2004 that would lapse over the vesting schedule.

(9)	Includes 311,527 shares that Mr. Simon has the right to acquire within 60 days of April 30, 2004 through the exercise of option grants.

(10)	Includes 60,082 shares that Dr. Charpentier has the right to acquire from us within 60 days of April 30, 2004 through the early exercise of option grants, 45,030 of which would be initially unvested and subject to a right of repurchase by us as of April 30, 2004 that would lapse over the vesting schedule.

(11)	Includes 57,499 shares that Mr. DeZao has the right to acquire from us within 60 days of April 30, 2004 through the early exercise of option grants, 44,652 of which would be initially unvested and subject to a right of repurchase by us as of April 30, 2004 that would lapse over the vesting schedule.

(12)	Includes 7,586 shares that Mr. Kurland has the right to acquire from us within 60 days of April 30, 2004 through the exercise of option grants. Mr. Kurland resigned from the Company in February 2004.

(13)	Includes 51,066 shares that Dr. Wheelwright has the right to acquire from us within 60 days of April 30, 2004 through the early exercise of option grants, 41,198 of which would be initially unvested and subject to a right of repurchase by us as of April 30, 2004 that would lapse over the vesting schedule.

(14)	Includes shares described in the notes above, as applicable. Total number of shares includes 1,729,486 shares of common stock held by persons and entities affiliated with our directors and executive officers, 266,666 shares issuable upon the exercise of warrants and 379,409 shares issuable upon the exercise of stock options, of which 195,092 shares would be initially unvested and subject to a right of repurchase by us as of April 30, 2004 that would lapse over the vesting schedule. Also includes 3,090 shares, which are subject to our right of repurchase at April 30, 2004.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 65,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

      Outstanding Shares. Based on 16,832,447 shares of common stock outstanding as of April 30, 2004, there will be 21,332,447 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option, no exercise of warrants to purchase 269,721 shares of common stock outstanding as of April 30, 2004 and no exercise of options to purchase 1,113,690 shares of common stock outstanding as of April 30, 2004 under our stock plans. As of April 30, 2004, our common stock was held by approximately 420 stockholders.

      Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

      Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds.

      Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

      Rights and Preferences. Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

      Fully Paid and Nonassessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

      The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Genitope and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Warrants

      As of April 30, 2004, warrants to purchase 269,721 shares of common stock, at a weighted average exercise price of $8.95 per share, were issued and outstanding. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Registration Rights

      Pursuant to our Investor Rights Agreement, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other securityholders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock. These rights have been waived in connection with this offering. In addition, the holders of these shares may require us, at our expense and on not more than two occasions to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our reasonable best efforts to effect the registration. Further, the holders may require us at our expense to register their shares on Form S-3 when this form becomes available. These rights shall terminate altogether three years after the effective date of our initial public offering, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Delaware Anti-Takeover Law and Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

      Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions. Our amended and restated certificate of incorporation provides that our Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of our current Board of Directors, as the classification of the Board of Directors generally increases the difficulty of replacing a majority of directors. In addition, our amended and restated certificate of incorporation will:

•	provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	provide that the authorized number of directors may be changed only by resolution of the Board of Directors; and

•	will substantially limit the use or availability of cumulative voting for directors.

      In addition, our amended and restated bylaws provides that special meetings of our stockholders may be called only by the Chairman of the Board, our Chief Executive Officer, or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Without cumulative voting, holders of a majority of our common stock may be able to elect all of the members of our Board of Directors if they so choose.

      These and other provisions contained in our amended and restated certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove directors and current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

      Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Nasdaq National Market Listing

      Our common stock is listed on the Nasdaq National Market under the trading symbol “GTOP.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent’s address is 235 Montgomery Street, 3rd Floor, San Francisco, CA 94105.

SHARES ELIGIBLE FOR FUTURE SALE

      Market sales of shares or the availability of shares for sale may decrease the market price of our common stock prevailing from time to time. As described below, only a portion of our outstanding shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions to resale. Nevertheless, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

      Future sales of our common stock and the availability of our common stock for sale may depress the market price for our common stock. Based on 16,832,447 shares of common stock outstanding as of April 30, 2004, there will be 21,332,447 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares of our common stock that are not being sold in this offering, but which were outstanding as of April 30, 2004, are eligible for sale in the public market under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations and the 90-day lock-up agreements described below.

Rule 144

      In general, under Rule 144 under the Securities Act of 1933, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 168,324 shares immediately after this offering based on the number of shares of common stock outstanding as of April 30, 2004; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. As of April 30, 2004, 4,802,418 shares of our common stock qualified as “144(k)” shares.

Rule 701

      Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701.

Lock-Up Agreements

      Each of our directors and certain of our executive officers and stockholders, which directors, executive officers and stockholders held in the aggregate approximately 31% of our outstanding common stock as of April 30, 2004, have agreed, subject to specified exceptions, that without the prior written consent of WR Hambrecht + Co, they will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our capital stock for a period of 90 days from the effective date of the registration statement. WR Hambrecht + Co, may, in its sole discretion, permit early release of shares subject to the lock-up agreements. In considering any request to release shares subject to a lock-up agreement, WR Hambrecht + Co will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering.

Registration Rights

      The holders of up to approximately 6,635,870 shares of our common stock, including shares issuable upon the exercise of warrants, or their transferees, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. See “Description of Capital Stock — Registration Rights.”

Stock Options

      We have filed with the Securities and Exchange Commission a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our stock option plans and employee stock purchase plan. The registration statement is effective. Accordingly, shares registered under the registration statements are, subject to Rule 144 volume limitations applicable to affiliates, available for sale in the open market.

PLAN OF DISTRIBUTION

      In accordance with the terms of the underwriting agreement between WR Hambrecht + Co, LLC, Punk, Ziegel & Company, L.P., Brean Murray & Co., Inc. and Stanford Group Company, as representatives of the underwriters, and us, the underwriters will purchase 4,500,000 shares of common stock from us at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus. Subject to the terms and conditions stated in the underwriting agreement, each underwriter has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of our common stock set forth opposite each underwriter’s name below.

Underwriters	Number of shares

WR Hambrecht + Co, LLC
Punk, Ziegel & Company, L.P.
Brean Murray & Co., Inc.
Stanford Group Company
Total	4,500,000

      The underwriting agreement provides that the obligations of the underwriters are subject to conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and counsel. Subject to those conditions, the underwriters are committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.

      The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, and to certain dealers at this price less a concession not in excess of $           per share. The underwriters may also allow, and dealers may reallow, a concession not in excess of $           per share to brokers and dealers. Any dealers that participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, the public offering price and other selling terms may be changed by the underwriters.

      The following table shows the per share and total underwriting discount to be paid to the underwriters by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriters, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per share	No exercise	Full exercise

Public offering price
Underwriting discount
Proceeds, before expenses, to us

      We anticipate that the expenses of the offering, exclusive of the underwriting discounts, will be approximately $475,000. These fees and expenses are payable entirely by us. These fees include, among other things, our legal and accounting fees, printing expenses, expenses incurred in connection with meetings with potential investors, filing fees of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., fees of our transfer agent and registrar and the listing fees of the Nasdaq National Market.

      An electronic prospectus is available on the website maintained by WR Hambrecht + Co, one of the underwriters in this offering, and may also be made available on websites maintained by other underwriters or selling group members participating in this offering. These parties may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, and has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

      We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 675,000 additional shares of our common stock from us at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, they will have a firm commitment to purchase the additional shares and we will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered. The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make.

      We have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase common stock other than the shares of common stock or options to acquire common stock issued under our stock plans, for a period of 90 days after the date of this prospectus, except with the prior written consent of WR Hambrecht + Co. Each of our directors and certain of our executive officers and stockholders have agreed to restrictions on their ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of shares of our common stock for a period of 90 days after the date of this prospectus, without the prior written consent of WR Hambrecht + Co. The persons signing the lock-up agreements will be able to transfer their shares of common stock as a bona fide gift, to immediate family members or to a trust or partnership or other business entity, or as a distribution without compensation, to partners, members or shareholders of a business entity, subject to the transferees agreeing to enter into a lock-up agreement.

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because one underwriter has repurchased shares sold by or for the account of the other underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      In addition, in connection with this offering certain underwriters (and selling group members) may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, our common stock at a price that exceeds the higher independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in our common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of our common stock above independent market levels. Underwriters (and other selling group members) are not required to engage in passive market making and may end passive market making activities at any time.

      The underwriters currently intend to act as market makers for the common stock following this offering. However, the underwriters are not obligated to do so and may discontinue any market making at any time.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, San Francisco, California. As of the date of this prospectus, an attorney with Cooley Godward LLP and an investment partnership affiliated with Cooley Godward LLP own in the aggregate less than one percent of the outstanding shares of our common stock.

EXPERTS

      The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

      You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

      We file reports, proxy statements and other information with the SEC in accordance with the Securities Exchange Act of 1934, as amended.

GENITOPE CORPORATION

(a development stage enterprise)

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

          of Genitope Corporation
          (a development stage enterprise)

      In our opinion, the accompanying balance sheets and the related statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Genitope Corporation (a development stage enterprise) at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 and cumulatively, for the period from August 15, 1996 (date of inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California

March 25, 2004

GENITOPE CORPORATION

(a development stage enterprise)

BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,

	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	$9,422	$29,790
Prepaid expenses and other current assets	54	388

Total current assets	9,476	30,178
Property and equipment, net	2,279	1,917
Other assets	231	257

Total assets	$11,986	$32,352

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,116	$2,781
Accrued and other current liabilities	431	781
Current lease obligations	—	26

Total current liabilities	1,547	3,588
Noncurrent lease obligations	—	22

Total liabilities	1,547	3,610

Commitments (Note 5)
Convertible preferred stock; $0.001 par value:
Authorized: 26,608,974 shares at December 31, 2002 and 5,000,000 shares at December 31, 2003; Issued and outstanding: 6,810,396 shares at December 31, 2002 and no shares at December 31, 2003	46,853	—

Stockholders’ equity (deficit):
Common stock; $0.001 par value:
Authorized: 34,500,000 shares at December 31, 2002 and 65,000,000 shares at December 31, 2003; Issued and outstanding: 1,912,821 shares at December 31, 2002 and 16,819,501 shares at December 31, 2003	2	17
Notes receivable from stockholders	(60)	(48)
Deferred stock compensation	(1,072)	(2,787)
Additional paid-in capital	3,609	119,323
Deficit accumulated during the development stage	(38,893)	(87,763)

Total stockholders’ equity (deficit)	(36,414)	28,742

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$11,986	$32,352

The accompanying notes are an integral part of these financial statements.

GENITOPE CORPORATION

(a development stage enterprise)

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

				Cumulative
				period from
				August 15,
				1996 (date of
	Year ended December 31,			inception)to
				December 31,
	2001	2002	2003	2003

Operating expenses:
Research and development	$8,791	$15,915	$19,678	$52,496
Sales and marketing	—	1,338	1,591	2,930
General and administrative	1,463	2,832	2,937	9,227

Total operating expenses	10,254	20,085	24,206	64,653

Loss from operations	(10,254)	(20,085)	(24,206)	(64,653)
Loss on extinguishment of convertible notes and cancellation of Series E convertible preferred stock warrants	—	—	(3,509)	(3,509)
Interest expense	—	—	(2,845)	(2,978)
Interest and other income, net	474	221	97	1,784

Net loss	(9,780)	(19,864)	(30,463)	(69,356)
Dividend related to issuance of convertible preferred shares and the beneficial conversion feature of preferred stock	—	—	(18,407)	(18,407)

Net loss attributable to common stockholders	$(9,780)	$(19,864)	$(48,870)	$(87,763)

Net loss per share attributable to common stockholders, basic and diluted	$(6.58)	$(11.62)	$(11.86)

Shares used in computing net loss per share attributable to common stockholders, basic and diluted	1,487	1,710	4,122

The accompanying notes are an integral part of these financial statements.

GENITOPE CORPORATION

(a development stage enterprise)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the period from August 15, 1996 (date of inception) to December 31, 2003
(in thousands)

						Deficit
			Note			accumulated	Total
	Common stock		receivable	Deferred	Additional	during the	stockholders’
			from	stock	paid-in	development	equity
	Shares	Amount	stockholder	compensation	capital	stage	(deficit)

Issuance of common stock at $0.001 per share to founders in August 1996 for cash and technology	1,259	$1	$—	$—	$3	$—	$4
Issuance of common stock at $0.15 per share in exchange for cash and services	9	—	—	—	1	—	1
Net loss	—	—	—	—	—	(76)	(76)

Balance at December 31, 1996	1,268	1	—	—	4	(76)	(71)
Issuance of common stock at $0.15 per share in exchange for cash and services	30	—	—	—	4	—	4
Issuance of common stock at $0.15 per share in exchange for cash upon exercise of stock options	10	—		—	2		2
Net loss	—	—	—	—	—	(980)	(980)

Balances at December 31, 1997	1,308	1	—	—	10	(1,056)	(1,045)
Net loss	—	—	—	—	—	(1,596)	(1,596)

Balances at December 31, 1998	1,308	1	—	—	10	(2,652)	(2,641)
Net issuance and repurchase of common stock to a director as part of a stock issuance agreement at $0.60 per share	62	—	(37)	—	37	—	—
Issuance of common stock at $0.45 per share in exchange for cash upon exercise of stock options in September 1999	2	—	—	—	1	—	1
Net loss	—	—	—	—	—	(2,752)	(2,752)

Balances at December 31, 1999	1,372	1	(37)	—	48	(5,404)	(5,392)
Issuance of common stock at a price of $0.15 to $0.60 per share in exchange for cash upon exercise of stock options	10	—	—	—	2	—	2
Proceeds from promissory note	—	—	37	—	—	—	37
Issuance of 40,000 stock options to nonemployees in exchange for services	—	—	—	—	20	—	20
Issuance of common stock to nonemployees in exchange for services	8	—	—	—	9	—	9
Issuance of warrants to purchase 27,000 shares of convertible preferred stock in exchange for services	—	—	—	—	144	—	144
Net loss	—	—	—	—	—	(3,845)	(3,845)

Balances at December 31, 2000	1,390	1	—	—	223	(9,249)	(9,025)
Issuance of common stock at a price of $0.15 to $0.60 per share in exchange for cash and notes upon exercise of stock options	365	1	(48)	—	323	—	276
Repurchase of unvested common stock	(3)	—	—	—	(3)	—	(3)
Deferred stock-based compensation	—	—		(1,036)	1,036		—
Amortization of stock-based compensation	—	—	—	328	110		438
Net loss	—		—	—	—	(9,780)	(9,780)

Balances at December 31, 2001	1,752	2	(48)	(708)	1,689	(19,029)	(18,094)
Issuance of common stock at a price of $0.60 to $1.20 per share in exchange for cash and notes upon exercise of stock options	171	—	(12)	—	202	—	190
Repurchase of unvested common stock	(10)	—	—	—	(11)	—	(11)
Deferred stock-based compensation	—	—	—	(1,607)	1,607	—	—
Amortization of stock-based compensation	—	—	—	1,243	122	—	1,365
Net loss	—	—	—	—	—	(19,864)	(19,864)

						Deficit
			Note			accumulated	Total
	Common stock		receivable	Deferred	Additional	during the	stockholders’
			from	stock	paid-in	development	equity
	Shares	Amount	stockholder	compensation	capital	stage	(deficit)

Balances at December 31, 2002	1,913	2	(60)	(1,072)	3,609	(38,893)	(36,414)
Conversion of preferred stock to common stock	10,638	11	—	—	53,559	—	53,570
Issuance of common stock at $9.00 per share, net of issuance costs	4,180	4	—	—	33,731	—	33,735
Dividend related to issuance of convertible preferred shares and the beneficial conversion feature of preferred stock	—	—	—	—	18,407	(18,407)	—
Discount on convertible notes relating to warrants and beneficial conversion of preferred stock	—	—	—	—	4,280	—	4,280
Warrants to purchase convertible preferred stock issued to guarantor of the lines of credit	—	—	—	—	1,933	—	1,933
Issuance of common stock at a price of $1.20 to $1.80 per share in exchange for cash upon exercise of stock options	99	—	—	—	179	—	179
Issuance of common stock to nonemployees in exchange for services	6	—	—	—	29	—	29
Repurchase of unvested common stock	(16)	—	—	—	(20)	—	(20)
Proceeds from promissory note	—	—	12	—	—	—	12
Deferred stock-based compensation	—	—	—	(3,408)	3,408	—	—
Amortization of stock-based compensation	—	—	—	1,693	208	—	1,901
Net loss	—	—	—	—	—	(30,463)	(30,463)

Balances at December 31, 2003	16,820	$17	$(48)	$(2,787)	$119,323	$(87,763)	$28,742

The accompanying notes are an integral part of these financial statements.

GENITOPE CORPORATION

(a development stage enterprise)

STATEMENTS OF CASH FLOWS

(in thousands)

				Cumulative
				period from
				August 15, 1996
	Year ended December 31,			(date of inception)
				to December 31,
	2001	2002	2003	2003

Cash flows from operating activities:
Net loss	$(9,780)	$(19,864)	$(30,463)	$(69,356)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	674	1,589	716	3,645
Loss on disposal of assets	—	24	5	29
Stock-based compensation expense	438	1,365	1,901	3,724
Loss on extinguishment of convertible notes and cancellation of convertible preferred stock warrants	—	—	3,509	3,509
Amortization of warrant issued to guarantor of the lines of credit	—	—	1,933	1,933
Interest expense on convertible notes	—	—	892	892
Common stock issued for services	—	—	29	46
Changes in assets and liabilities:
Prepaids and other assets	(167)	85	(360)	(478)
Accounts payable	752	249	1,482	2,598
Accrued and other current liabilities	201	(3)	180	611
Other long term liabilities	38	(38)	—	—

Net cash used in operating activities	(7,844)	(16,593)	(20,176)	(52,847)

Cash flows from investing activities:
Purchase of property and equipment	(3,215)	(946)	(307)	(5,539)
Long term cash deposits	(167)	—	—	(167)

Net cash used in investing activities	(3,382)	(946)	(307)	(5,706)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	20,702	2,181	47,392
Proceeds from issuance of common stock	—	—	37,619	37,619
Payments of issuance costs for issuance of common stock, underwriters’ commission and offering costs	—	—	(3,531)	(3,531)
Borrowings under lines of credit	—	—	8,000	8,786
Repayment of borrowings under lines of credit	—	—	(8,000)	(8,786)
Proceeds from issuance of convertible notes and warrants	—	—	4,280	6,060
Proceeds from exercise of stock options	276	190	179	652
Proceeds from exercise of Series D warrants	—	—	135	135
Repurchase of unvested common stock	(3)	(11)	(20)	(34)
Proceeds from note receivable from stockholder	—	—	12	54
Principal payments on capital lease obligations	—	—	(4)	(4)

Net cash provided by financing activities	273	20,881	40,851	88,343

Net increase (decrease) in cash and cash equivalents	(10,953)	3,342	20,368	29,790
Cash and cash equivalents, beginning of period	17,033	6,080	9,422	—

Cash and cash equivalents, end of period	$6,080	$9,422	$29,790	$29,790

Supplemental disclosure:
Cash paid for interest	$—	$—	$14	$146
Supplemental schedule of noncash investing and financing activities:
Conversion of preferred stock to common stock	$—	$—	$53,570	$53,570
Dividend related to issuance of convertible preferred shares and the beneficial conversion feature of preferred stock	$—	$—	$18,407	$18,407
Discount on convertible notes for beneficial conversion feature of preferred stock and warrants	$—	$—	$4,280	$4,280
Conversion of convertible notes into convertible preferred stock	$—	$—	$(4,280)	$(4,280)
Warrants issued to guarantor of the lines of credit	$—	$—	$1,933	$1,933
Conversion of notes payable to convertible preferred stock	$—	$—	$—	$1,780
Accrued offering costs for issuance of common stock	$—	$—	$353	$353
Warrants issued in connection with services related to convertible preferred stock	$—	$—	$—	$144
Accrued interest converted in convertible preferred stock	$—	$—	$121	$121
Acquisition of property and equipment under capital leases	$—	$—	$52	$52
Convertible preferred stock issued in exchange for note receivable from stockholder	$—	$—	$—	$5

The accompanying notes are an integral part of these financial statements.

GENITOPE CORPORATION

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Summary of Significant Accounting Policies:

The Company

      Genitope Corporation (the “Company”) is a development stage enterprise focused on the research and development of novel immunotherapies for the treatment of cancer. Immunotherapies are treatments that utilize the immune system to combat diseases. The Company’s lead product candidate, MyVax personalized immunotherapy, is a patient-specific active immunotherapy that is based on the unique genetic makeup of a patient’s tumor and is designed to activate a patient’s immune system to identify and attack cancer cells. MyVax is currently in a pivotal Phase 3 clinical trial and additional Phase 2 clinical trials for the treatment of B-cell non-Hodgkin’s lymphoma. The Company was incorporated in the State of Delaware on August 15, 1996.

Liquidity

      To date, the Company has not generated any revenues, and except for the recently completed initial public offering, the Company has financed its operations and internal growth almost exclusively through private placements of common and preferred stock. The Company is a development stage enterprise and has incurred significant operating losses and operating cash flow deficiencies since its inception in 1996 as the Company has devoted substantially all of its efforts to research and development activities, including clinical trials. The Company incurred a net loss attributable to common stockholders of $48,870,000 and negative operating cash flow of $20,176,000 for the year ended December 31, 2003. As of December 31, 2003, the Company had an accumulated deficit of $87,763,000. The accumulated deficit resulted principally from the Company’s research and development activities associated with MyVax, including its pivotal Phase 3 clinical trial and additional Phase 2 clinical trials, and several non-cash charges associated with the Company’s preferred stock financings. The accumulated deficit includes a non-cash dividend of $18,407,000 related to the Company’s preferred stock financings in April and May of 2003, a non-cash charge of $3,509,000 associated with the extinguishment of convertible notes and cancellation of the related warrants issued to preferred stockholders in April 2003 and $771,000 of non-cash interest expense relating to the amortization of the discount on the convertible notes, and non-cash interest expense of $1,933,000 associated with warrants issued to the guarantor of the Company’s two line of credit facilities. The Company has repaid all outstanding borrowings under these facilities, and in November 2003, the Company terminated both facilities. As of December 31, 2003, the Company had cash and cash equivalents of $29,790,000.

      The Company anticipates working on a number of long-term development projects which will involve experimental and unproven technology. The projects may require many years and substantial expenditures to complete and may ultimately be unsuccessful. The Company will need operating funds to continue its research and development activities, clinical trials, pursue regulatory approvals and build production, sales and marketing capabilities, as necessary.

      Since 1996, the Company has been successful in completing several rounds of private equity financing. In 2002, the sale of Series E convertible preferred stock generated $20,702,000 of cash proceeds. In April and May of 2003, the Company raised $6,461,000 through the sale of additional Series E convertible preferred stock, convertible notes (which converted into Series E convertible preferred stock during the quarter ended September 30, 2003) and warrants.

      On October 29, 2003, the Company sold 4,179,860 shares of common stock in an initial public offering for aggregate gross proceeds of $37,619,000. After deducting the underwriters’ commission and offering expenses, the Company received net proceeds of $33,735,000.

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Management believes that the net proceeds from the recently completed initial public offering, together with the interest thereon, will provide the Company with sufficient financial resource for at least the next twelve months from December 31, 2003. The Company estimates that it will need to raise additional funds in order to commercialize MyVax, including the completion of the construction and qualification of a commercial scale manufacturing facility, if MyVax receives regulatory approval for the treatment of follicular B-cell NHL. Even if the Company achieves positive interim results in its pivotal Phase 3 clinical trial and receives regulatory approval for MyVax, including regulatory approval of a commercial scale manufacturing facility, the Company will not have product revenue until 2006, at the earliest. Until the Company can generate a sufficient amount of product revenue, if ever, the Company expects to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate one or more of its research and development programs or its commercialization efforts. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants.

Basis of Presentation

      The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

      The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company invests its excess cash primarily in deposits with banks and in highly liquid money market funds.

Fair Value of Financial Instruments

      The Company’s financial instruments consist of cash and cash equivalents which carrying value approximates fair value.

Certain Risks and Uncertainties

      Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company maintains its cash and cash equivalents in accounts with one major financial institution in the United States. Deposits in this institution may exceed the amount of insurance provided on such deposits.

      The current products and services being developed by the Company require approval from the Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercial sales. There can be no assurance the Company’s products will receive the necessary clearance. If

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

the Company is denied clearance or clearance is delayed, it may have a material adverse impact on the Company.

      The Company’s products and services are concentrated in rapidly changing, highly competitive markets, which are characterized by rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. Any failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer requirements or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products or services, could have a material adverse effect on the Company’s business, operating results and future cash flows.

      The Company depends on single source suppliers for critical raw materials for manufacturing, as well as other components required for the administration of MyVax. The loss of these suppliers could delay the Company’s clinical trials or prevent or delay commercialization of MyVax.

Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Fixed assets are depreciated over a life of three to five years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the improvement, or the lease term, if shorter. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Research and Development

      Research and development expenses consist of costs incurred for internally sponsored research and development. These costs include direct and research-related overhead expenses and clinical trials that are charged to expense as incurred.

Advertising Costs

      Advertising costs are expensed as incurred. Advertising costs were not material for all periods presented.

Impairment of Long-lived Assets

      Long-lived assets to be held and used are reviewed for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable, or its estimated useful life has changed significantly. When an asset’s expected future undiscounted cash flows are less than its carrying value, an impairment loss is recognized and the asset is written down to its estimated fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to dispose.

Stock Split

      On October 24, 2003, the Company affected a one-for-three reverse stock split. All share and per share amounts for all periods presented in the accompanying financial statements have been retroactively adjusted to give effect to the reverse stock split.

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stock-based Compensation

      The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” Under APB No. 25, unearned stock compensation is based on the difference, if any, on the date of grant, between the fair value of the Company’s common stock and the exercise price.

      All stock compensation is amortized and expensed in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 28, an accelerated vesting model. Amortization of stock-based compensation for employees and non-employees is as follows (in thousands):

				Cumulative period
				from August 15,
	Year ended			1996 (date of
	December 31,			inception) to
				December 31,
	2001	2002	2003	2003

Amortization of stock-based compensation:
Research and development	$181	$589	$1,046	$1,816
Sales and marketing	—	141	176	317
General and administration	257	635	679	1,591

	$438	$1,365	$1,901	$3,724

      Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant date of the awards consistent with the provisions of SFAS No. 123, the Company’s net loss would have been increased to the amounts below (in thousands, except per share data).

	Year ended December 31,

	2001	2002	2003

Net loss attributable to common stockholders, as reported	$(9,780)	$(19,864)	$(48,870)
Add: Employee stock-based compensation included in reported net earnings	328	1,243	1,693
Deduct: Employee total stock-based compensation determined under fair value method	(356)	(1,301)	(1,818)

Adjusted net loss attributable to common stockholders	$(9,808)	$(19,922)	$(48,995)

Net loss attributable to common stockholders per common share, basic and diluted:
As reported	$(6.58)	$(11.62)	$(11.86)

Adjusted	$(6.60)	$(11.65)	$(11.89)

      The resulting effect on net loss attributable to common stockholders and net loss per share attributable to common stockholders is not likely to be representative of the effects on net loss

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

attributable to common stockholders and net loss per share attributable to common stockholders in future periods, due to subsequent periods including additional grants and periods of vesting.

      The fair value of options was estimated as of the date of grant using the Black-Scholes option-pricing method with the following assumptions:

	Year ended December 31,

	2001	2002	2003

Risk-free interest rate	4.34%	3.88%	2.82%
Expected average life	4 years	4 years	4 years
Dividend yield	0%	0%	0%
Volatility	—	—	92%
Weighted average fair values of option grants per share:
Fair value equal to exercise price	$ —	$ —	$8.29
Fair value greater than exercise price	$4.70	$5.03	$6.61

      Prior to the closing of the Company’s initial public offering, the fair value of options was computed using the minimum value method. Following the offering, the value of each option has been estimated using the Black-Scholes Model with a volatility rate of 92% which is based upon the expected volatility of the Company’s stock price over the life of the option.

      The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The equity instruments are valued using the Black-Scholes Model. All unvested shares are marked to market until such options vest.

Comprehensive Loss

      The Company has adopted the provisions of SFAS No. 130, “Comprehensive Income.” SFAS 130 establishes standards for reporting and display of comprehensive income and its components for general purpose financial statements. For all periods presented, there were no differences between net loss and comprehensive loss.

Income Taxes

      The Company uses the liability method to account for income taxes as required by SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rules and laws that will be in effect when differences are expected to reverse.

Segments

      The Company operates in one segment, using one measurement of profitability to manage its business. All long-lived assets are maintained in the United States of America.

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Reclassifications

      Certain prior year amounts have been reclassified to conform to current year presentation.

Note 2 — Net Loss Per Share:

      Basic net loss per share attributable to common stockholders is calculated based on the weighted-average number of shares of common stock outstanding during the period, excluding those shares that are subject to repurchase. Diluted net loss per share attributable to common stockholders would give effect to the dilutive effect of potential issuances of common stock consisting of stock options, warrants, common stock subject to repurchase, convertible preferred stock and convertible notes payable. Dilutive securities have been excluded from the diluted net loss per share computations as they have an antidilutive effect due to the Company’s net loss.

      A reconciliation of shares used in the calculation is as follows (in thousands, except per share amounts):

	Year ended December 31,

	2001	2002	2003

Numerator:
Net loss attributable to common stockholders	$(9,780)	$(19,864)	$(48,870)

Denominator:
Weighted average common shares outstanding	1,533	1,888	4,233
Less: Weighted average unvested common shares subject to repurchase	(46)	(178)	(111)

Denominator for basic and diluted calculations	1,487	1,710	4,122

Net loss per share attributable to common stockholders, basic and diluted	$(6.58)	$(11.62)	$(11.86)

      The following outstanding stock options and warrants, common stock subject to repurchase and convertible preferred stock (on an as-if-converted basis) were excluded from the computation of diluted net loss per share attributable to common stockholders as they had an antidilutive effect (in thousands):

	Year ended
	December 31,

	2001	2002	2003

Shares issuable upon exercise of stock options	211	395	962
Shares issuable upon exercise of warrants	30	30	270
Common stock subject to repurchase	99	154	84
Shares issuable upon conversion of convertible preferred stock	4,500	6,810	–

	4,840	7,389	1,316

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 3 — Property and Equipment:

	December 31,

	2002	2003

	(in thousands)
Leasehold improvements	$3,096	$3,174
Equipment	1,976	2,252
Furniture and fixtures	110	110

	5,182	5,536
Less: Accumulated depreciation and amortization	(2,903)	(3,619)

	$2,279	$1,917

Note 4 — Accrued and Other Current Liabilities:

	December 31,

	2002	2003

	(in thousands)
Employee benefits	$242	$356
Professional fees	73	270
Clinical trials	70	64
Other	46	91

	$431	$781

Note 5 — Leases and Commitments:

      The Company lease space under three noncancelable operating leases with terms through 2006. The Company also leases equipment to support its research and development activities. The future minimum payments under the leases as of December 31, 2003 are as follows (in thousands):

	Operating	Capital
Year ending December 31:	leases	leases

2004	$704	$28
2005	409	23
2006	214	—
2007	—	—
2008 and beyond	—	—

Total minimum lease payments	$1,327	51

Less: amount representing interest		(3)

Present value of minimum lease payments		48
Less: current portion		(26)

Noncurrent portion		$22

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Rent expense for the years ended December 31, 2001, 2002 and 2003, and the period from August 15, 1996 (date of inception) to December 31, 2003 was $932,000, $1,352,000, $803,000 and $3,655,000 respectively. In May 2003, the Company extended one of its facility leases through May 2006.

Note 6 — Convertible Preferred Stock (“Preferred Stock”)

      The Company’s certificate of incorporation, as amended and restated, authorizes the Company to issue up to 5,000,000 shares of preferred stock, with a par value of $0.001, in one or more series. The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. As of December 31, 2003, no shares of preferred stock were issued and outstanding.

      Preferred stock at December 31, 2002 consisted of the following (in thousands):

	December 31, 2002

	Shares
			Liquidation
Series	Authorized	Outstanding	amount

A	2,210	607	$911
B	2,800	624	2,359
C	2,125	700	3,150
D	7,807	2,569	20,038
E	11,667	2,310	20,790

	26,609	6,810	$47,248

      In April and May 2003, the Company issued approximately 473,000 and 48,000 shares, respectively, of Series E preferred stock (“Series E”) for $4.50 per share resulting in aggregate net cash proceeds of $2,181,000. The difference between the conversion price and the deemed fair value of the common stock on the respective transaction dates resulted in a total beneficial conversion feature of $1,496,000, which has been reflected as a deemed dividend on preferred stock for the year ended December 31, 2003.

      In March 2003, the Company amended the 2002 Series E stock purchase agreement to allow for a purchase price adjustment in the event that additional shares of Series E were sold for less than $9.00 per share. As a result of the issuance of the Series E in April 2003 at $4.50 per share, the Company issued an additional 2,310,000 shares of Series E to the pre-existing Series E stockholders in accordance with the amended Series E stock purchase agreement. In connection with the issuances of Series E in 2003, the stockholders of the Company agreed to reduce the liquidation value of the Series E from $9.00 to $4.50 per share. The Company recorded a dividend to these preferred stockholders equal to the fair value of the underlying common stock into which these additional shares of Series E convert in the amount of $16,911,000 for the year ended December 31, 2003.

      Upon closing of the initial public offering, all of the convertible preferred stock outstanding automatically converted into common stock at a one-to-one ratio.

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Series C and D Convertible Preferred Stock Warrants

      During 2000, warrants to purchase up to 27,000 shares of the Series D convertible preferred stock, with an exercise price of $7.80 per share expiring in June 2005, were issued to individuals for services rendered in conjunction with a private placement of common stock. The aggregate value of these warrants of $144,000, determined using a Black-Scholes valuation model, has been recorded as issuance costs and netted against the proceeds received on the Series D convertible preferred stock. In connection with the initial public offering, these warrants were fully exercised and converted into 19,000 shares of common stock.

      During 1999, warrants to purchase up to 3,000 shares of Series C convertible preferred stock, with an exercise price of $4.50 per share expiring on the longer of 10 years from the date of issue or 7 years from the date of the initial public offering of the Company, were issued to a bank in connection with a credit arrangement. The value of these warrants, determined using Black-Scholes model, was not material. As of December 31, 2003, all of these warrants were outstanding. The warrants expire in October 2010.

Note 7 — Convertible Notes, Lines of Credit and Warrants:

      In April 2003, the Company entered into a note and warrant purchase agreement pursuant to which convertible notes (the “Notes”) and warrants (the “Warrants”) were issued to existing preferred stockholders. The Company received $4,280,000 in cash in exchange for the Notes bearing interest at 8% per annum and the Warrants to purchase approximately 285,000 shares of Series E (or an equal number of shares of common stock if converted after a qualified public offering) for an exercise price of $4.50 per share. In the event that certain initial public offering procedures occurred, as defined in the agreement, on or before August 22, 2003, and the initial public offering closed on or before October 22, 2003, the outstanding principal balance of the Notes would have automatically converted into common stock at a conversion price equal to the initial public offering price. If these events did not occur, the Notes would have automatically converted into Series E on October 22, 2003 at a conversion price of $4.50 per share. The Company was required to pay any accrued interest on the Notes in cash at the time of any of the aforementioned conversions. The difference between the conversion price and the fair market value of the common stock on the commitment date (transaction date) resulted in a beneficial conversion feature recorded on the convertible debt of $3,085,000. The Warrants were assigned an initial value of $1,195,000, estimated using the Black-Scholes valuation model and have been classified as equity. The Warrants became exercisable upon stockholder approval, which was obtained in August 2003, and would have expired in 5 years. The following assumptions were used to determine the fair value of the Warrants using the Black-Scholes valuation model: term of 5 years, risk free rate of 3.10%, volatility of 90% and a dividend yield of zero. The initial values assigned to both the Notes and the Warrants were allocated based on the relative fair values of the Notes and Warrants. The discount on the Notes for the beneficial conversion feature and Warrants were being amortized, using the effective interest method, to interest expense over the stated term of the Note, which was six months.

      In connection with the line of credit facilities discussed below, on August 29, 2003 upon receipt of stockholder approval of an amended and restated certificate of incorporation authorizing shares of Series F preferred stock, pursuant to agreements the Company entered into with the holders of the Notes and Warrants, the Notes and the accrued interest thereon automatically converted into 978,000 shares of Series E at a conversion price of $4.50 per share and the Warrants were cancelled. As a result, the Company recorded a loss of $3,509,000, on the extinguishment of the

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Notes and cancellation of the Warrants, in the accompanying statement of operations for the year ended December 31, 2003.

      In August 2003, the Company entered into two line of credit facilities for an aggregate of $8,000,000 with a financial institution. The first line of credit for $3,000,000 bore interest at the prime rate, and the second line of credit for $5,000,000 bore interest at prime plus one-half percent. Both line of credit facilities had a maturity date of December 6, 2003. In connection with the line of credit facilities, the Company entered into an agreement, with a stockholder who is also a member of the Board of Directors, acting as a guarantor on the line of credit facilities, to issue to the guarantor a warrant. The warrant is to purchase 533,333 shares of Series F convertible preferred stock at an exercise price of $4.50 per share, which, upon the closing of the initial public offering became exercisable into 266,666 shares of common stock at an exercise price per share based on the initial public offering price per share. The aggregate fair value of the warrant was $1,933,000, which was determined using the Black-Scholes valuation model with the following assumptions: term of 5 years, risk free rate of 3.43%, volatility of 90% and a dividend yield of zero. The warrant was recorded as a deferred guarantee cost and was being amortized on straight-line basis over the term of the line of credit. Total expense recognized relating to the amortization of the warrant was $1,933,000 for the year ended December 31, 2003. As of December 31, 2003, this warrant remains outstanding. The warrant expires in August 2008.

      During October and November 2003, the Company repaid all outstanding debt under the two line of credit facilities. In November 2003, the Company terminated the two line of credit facilities. As a result, the Company recorded the remaining unamortized deferred guarantee costs of $1,295,000 to expense in the fourth quarter of 2003. As of December 31, 2003, the Company had no borrowings other than the equipment capital lease described in Note 5.

Note 8 — Common Stock:

      The Company’s certificate of incorporation, as amended and restated, authorizes the Company to issue 65,000,000 shares of $0.001 par value common stock. Certain shares issued are subject to a right of repurchase by the Company subject to vesting, which is generally over a four-year period from the issuance date until vesting is complete.

Note 9 — Stock Option Plans and Other Employee Benefits:

1996 Stock Option Plan

      The 1996 Stock Option Plan (the “1996 plan”) was adopted in November 1996 and provides for the issuance of stock options. The 1996 plan will terminate in November 2006, unless the Board of Directors terminates the plan earlier. The 1996 plan provides for the issuance of up to 1,665,500 shares of common stock upon the exercise of options under the plan. Options to purchase an aggregate of 828,597 shares of common stock were outstanding under the 1996 plan as of December 31, 2003.

      Stock options granted under the 1996 plan may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than fair value and nonstatutory options may be granted to employees, directors, or consultants at exercise prices of no less than 85% of the fair value of the common stock on the date of grant. If, at the time the Company grants an option, the optionee owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

the date of grant. Options may be granted with vesting terms as determined by the Board of Directors, which is generally four years, with 25% vesting upon the first anniversary of the grant date, and the balance vesting ratably each month over a thirty-six month period. Except as noted above, options expire no more than 10 years after the date of grant or earlier if employment is terminated.

      Stock options granted under the 1996 plan may include a provision whereby the holder may elect at any time while an employee, director, or consultant to exercise the option as to any part or all of the shares subject to the option prior to the full vesting of the option. Any unvested shares so purchased are subject to repurchase by the Company at the option exercise price. As of December 31, 2003, approximately 84,000 shares of common stock are subject to repurchase.

2003 Equity Incentive Plan

      The 2003 Equity Incentive Plan (the “incentive plan”) was adopted in August 2003 and became effective upon the closing of the initial public offering. The incentive plan will terminate when the Board of Directors terminates the incentive plan. The incentive plan provides for the grant of nonstatutory stock options, restricted stock awards, stock appreciation rights, phantom stock and other forms of equity compensation, which may be granted to employees, including officers, non-employee directors and consultants. The incentive plan provides for the issuance of 2,083,333 shares of common stock upon the exercise of options under the plan. Authorized shares shall be increased annually on January 1st from 2004 until 2013, by 5% of the number of shares of common stock outstanding on such date, however, the Board of Directors has the authority to designate a smaller number of shares. Options to purchase an aggregate of 8,400 shares of common stock were outstanding under the incentive plan as of December 31, 2003. The shares reserved under the incentive plan were increased by 840,975 on January 1, 2004 in accordance with the plan provisions as noted above.

      Nonstatutory options may be granted at exercise prices of no less than 85% of the fair market value of the common stock, which is the closing sales price as quoted on the Nasdaq National Market on the last trading day prior to the date of grant. If, at the time the Company grants an option, the optionee owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair market value and shall not be exercisable more than five years after the date of grant. Options granted generally vest over four years, with 25% vesting upon the first anniversary of the grant date, and the balance vesting ratably each month over a thirty-six month period. Except as noted above, options expire no more than 10 years after the date of grant or earlier if employment is terminated.

2003 Non-Employee Directors’ Stock Option Plan

      The 2003 Non-Employee Directors’ Stock Option Plan (the “directors’ plan”) was adopted in August 2003 and became effective upon the closing of the initial public offering. The directors’ plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to the Company’s non-employee directors. The directors’ plan provides for the issuance of 133,333 shares of common stock upon exercise of options under the plan. Authorized shares shall be increased annually on January 1st from 2004 until 2013, by the number of shares of common stock subject to options granted during the prior calendar year, however, the Board of Directors has the authority to designate a smaller number of shares. Options to purchase an aggregate of 125,000 shares of common stock were outstanding under the directors’ plan as of December 31, 2003. The

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

shares reserved under the directors’ plan were increased by 125,000 on January 1, 2004 in accordance with the terms of the plan as noted above.

      Upon completion of the initial public offering, each non-employee director was automatically granted an option to purchase 25,000 shares of common stock, the initial grant. Any new non-employee director thereafter will automatically be granted the initial grant upon being elected to the board of directors. Each non-employee director will automatically be granted an option to purchase an additional 10,000 shares of common stock on the day following the Company’s annual stockholders meeting, the annual grant. Each non-employee director who has been a director for less than 12 months will receive an annual grant that has been reduced pro rata for each quarter prior to the date of grant during which such person did not serve as a non-employee director. On the day following the Company’s annual stockholders meeting, each non-employee director will automatically be granted an option to purchase 1,000 shares of common stock for each committee of which they are a member.

      Stock options under the directors’ plan are granted at exercise prices equal to the fair market value of the common stock, which is the closing sales price as quoted on the Nasdaq National Market on the last trading day prior to the date of grant. Initial grants and annual grants vest in 36 equal monthly installments over three years. Committee option grants vest in 12 equal monthly installments over one year from the grant date. No option granted under the directors’ plan may be exercised after the expiration of ten years from the date it was granted.

Stock-based Compensation

      During the years ended December 31, 2003 and 2002, the Company issued stock options under the plans at exercise prices below the deemed fair value of the Company’s common stock at the date of grant. Accordingly, for stock options issued to employees, the Company has recorded deferred stock-based compensation representing the difference between the deemed value of the common stock for accounting purposes and the option price at the date of the option grant. This deferred stock-based compensation is presented as a reduction of stockholders’ equity and is amortized to expense over the vesting period, which is generally four years. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder’s services. For stock options issued to non-employees, generally for services, the estimated fair value of the options was determined using the Black-Scholes valuation model. As the non-employee fulfils the terms of the option relating to the continued service to the Company, the Company revalues the remaining unvested options, with the changes in fair value from period to period being recognized through compensation expense.

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company’s stock option activity is as follows (in thousands, except per share amounts):

	Options outstanding
	and exercisable

		Weighted
	Number of	average exercise
	shares	price per share

Options granted	13	$0.15

Balances at December 31, 1996	13	0.15
Options granted	159	0.21
Options exercised	(10)	0.15
Options canceled	(89)	0.15

Balances at December 31, 1997	73	0.28
Options granted	85	0.51
Options canceled	(5)	0.50

Balances at December 31, 1998	153	0.40
Options granted	77	0.60
Options exercised	(2)	0.45
Options canceled	(3)	0.47

Balances at December 31, 1999	225	0.47
Options granted	213	1.08
Options exercised	(10)	0.21
Options canceled	(6)	0.60
Options expired	(1)	0.60

Balances at December 31, 2000	421	0.78
Options granted	258	1.20
Options exercised	(365)	0.88
Options canceled	(69)	0.66
Options expired	(34)	0.71

Balances at December 31, 2001	211	1.18
Options granted	396	1.49
Options exercised	(171)	1.19
Options canceled	(39)	1.21
Options expired	(2)	1.20

Balances at December 31, 2002	395	1.48
Options granted	767	4.28
Options exercised	(99)	1.79
Options canceled	(99)	1.95
Options expired	(2)	1.73

Balances at December 31, 2003	962	3.66

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Additional information regarding stock options outstanding under the Company’s stock option plans as of December 31, 2003 is as follows (in thousands, except per share data):

	Options outstanding			Options vested

		Weighted/average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Exercise price	outstanding	life/yrs	price	vested	price

$0.45	3	4.2	$0.45	3	$0.45
$1.20	131	8.0	$1.20	58	$1.20
$1.80	259	9.1	$1.80	75	$1.80
$2.70	320	9.6	$2.70	25	$2.70
$2.97	100	9.6	$2.97	8	$2.97
$4.50	16	9.8	$4.50	0	$4.50
$9.00-$12.60	133	9.9	$12.46	4	$12.60

	962		$3.66	173	$1.97

2003 Employee Stock Purchase Plan

      The 2003 Employee Stock Purchase Plan (the “purchase plan”) was adopted in August 2003 and became effective upon the closing of the initial public offering. The Board of Directors may suspend or terminate the purchase plan at any time. Unless terminated earlier, the purchase plan shall terminate at the time that all of the shares of common stock reserved for issuance under the plan have been issued under the terms of the plan. The purchase plan provides for the issuance of 100,000 shares of common stock under the plan. Authorized shares shall be increased on the first day of the Company’s fiscal year, from 2004 until 2023, by the lesser of 166,666 shares or 1.5% of the number of shares of common stock outstanding on that date, however, the Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. As of December 31, 2003, no shares of common stock had been purchased under the purchase plan. The shares reserved under the purchase plan were increased by 166,666 on January 1, 2004 in accordance with the terms of the plan as noted above.

      The purchase plan permits employees to purchase the Company’s common stock through payroll deductions of up to 15% of the participant’s earnings, or through a single lump sum cash payment in the case of the first offering period, subject to a maximum annual contribution of $25,000. The first offering began on the effective date of the initial public offering and will be approximately 24 months in duration with purchases occurring every six months. The purchase plan contains successive six-month offering periods and the price of common stock purchased under the purchase plan is equal to the lower of 85% of the fair market value of a share of our common stock at the beginning of the offering period or at the end of the offering period. There were no participant withholdings for the purchase plan as of December 31, 2003.

401(k) Savings Plan

      On January 1, 1998, the Company began a 401(k) savings plan (the “401(k) plan”). The 401(k) plan is a defined contribution plan intended to qualify under Section 401(a) and 401(k) of the

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Internal Revenue Code. All full-time employees of the company are eligible to participate pursuant to the terms of the 401(k) plan. Contributions by the Company are discretionary and the Company has made no contributions for all periods presented.

Note 10 — Income Taxes:

      As of December 31, 2003, the Company has federal net operating loss carryforwards of approximately $58,870,000, which expire beginning in the year 2011, if not utilized. The Company has state net operating losses carryforwards of approximately $5,321,000 which expire beginning in 2004, if not utilized. The Company also has federal and state research and development tax credit carryforwards of approximately $1,546,000 and $1,585,000, respectively. The federal research and development tax credits will begin to expire in the year 2011 and state research and development tax credits have no expiration date.

      Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to an ownership change as provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,

	2002	2003

	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$12,400	$20,327
Capitalized research	1,400	2,898
Research credits	1,700	2,656
Other	370	584

Total deferred tax assets	15,870	26,465
Valuation allowance	(15,870)	(26,465)

Net deferred tax assets	$—	$—

      Realization of deferred tax assets is dependent upon future earnings. Management believes that, given the Company’s historical cumulative losses and the uncertainty regarding future profitability, it is more likely than not that the deferred tax assets will not be utilized. Accordingly, a full valuation allowance has been recorded for all periods presented. The change in the valuation allowance was $4,100,000, $8,170,000 and $10,595,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

      The effective tax rate of 0% in all periods presented differs from the applicable U.S. statutory federal income tax rate primarily as a result of the full valuation allowance.

GENITOPE CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 11 — Quarterly Financial Data (unaudited)

      The following table presents certain unaudited quarterly financial information for the eight quarters ended December 31, 2003. In management’s opinion, this information has been prepared on the same basis as the audited financial statements and includes all adjustments necessary to present fairly the unaudited quarterly results of operations set forth herein.

	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)
2003
Net loss attributable to common stockholders	$(5,134)	$(24,941)	$(10,495)	$(8,300)
Net loss per share attributable to common stockholders, basic and diluted	$(2.89)	$(13.74)	$(5.62)	$(0.89)
2002
Net loss attributable to common stockholders	$(4,296)	$(5,377)	$(5,110)	$(5,081)
Net loss per share attributable to common stockholders, basic and diluted	$(2.57)	$(3.16)	$(2.96)	$(2.92)

4,500,000 Shares

Genitope Corporation

Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

Amount to be paid

SEC registration fee	$6,294
NASD filing fee	5,468
Printing and engraving expenses	100,000
Blue sky qualification fees and expenses	10,000
Accounting fees and expenses	100,000
Legal fees and expenses	200,000
Transfer agent and registrar fees	5,000
Miscellaneous expenses	48,238
Total	475,000

Item 14.	Indemnification of Directors and Officers

      Our amended and restated certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

•	any breach of the director’s duty of loyalty;

•	acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

•	payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

•	any transaction from which the director derives an improper personal benefit.

      These provisions do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

      As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may limit the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against us or our directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our Board of Directors.

      We have entered into indemnity agreements with each of our current directors and certain of our executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

      We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so.

      The Registrant maintains a directors’ and officers’ insurance and registrant reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

      Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit document	Number

Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation	3.1
Amended and Restated Bylaws	3.2
Investor Rights Agreement	4.3
Form of Indemnity Agreement	10.1

Item 15.	Recent Sales of Unregistered Securities

      The following list sets forth information regarding all securities sold by us since our incorporation in Delaware in August 1996 and gives effect to a 1 for 3 reverse stock split which occured on October 24, 2003:

1. In August 1996, we issued and sold an aggregate of 166,666 shares of our common stock to Dan W. Denney, Jr., our Chief Executive Officer and Chairman, in exchange for $500.00 in cash and the transfer of certain valuable intellectual property rights. Dr. Denney’s shares were subsequently subject to a 7.551:1 forward stock split effected in November 1996, which resulted in his current holdings of 1,258,500 shares of our common stock.

2. In August 1996, we issued promissory notes having an aggregate principal amount of $215,000.00 to three members of Dr. Denney’s family, including Dan W. Denney, Sr., Mary Ann Denney and Gordon Davis Denney. The principal on these notes was subsequently cancelled in November 1996 and used as consideration for 143,332 shares of our Series A preferred stock at $1.50 per share for an aggregate offering price of $215,000.00.

3. In November 1996, we issued and sold an aggregate of 10,996 shares of our common stock (post the 7.551:1 forward stock split referred to above in Note 1) at $0.15 per share, to the following nine individuals (5,000 of which were sold to one of our current executive officers) for an aggregate offering price of $1,650.00: Chris Alafi, Brett Brown, Geoffrey T. Carr, Peter Carroll, Laura Esserman, Gael Larr, Diane Ingolia, Roxanne Morris and Michael K. Ullman.

4. In November 1996, April 1997 and June 1997, we issued and sold an aggregate of 606,657 shares of our Series A preferred stock at $1.50 per share to 11 accredited investors for an aggregate offering price of $910,000.00, 27,738 of which were sold to one of our current directors (and related entities).

5. In June 1997, we issued promissory notes having an aggregate principal amount of $1,565,000.00 to 10 accredited investors, which were subsequently cancelled and used in August 1997 as consideration for the purchase of 415,834 shares of our Series B preferred stock.

6. In August 1997, we issued and sold an aggregate of 624,453 shares of our Series B preferred stock at $3.78 per share to approximately 23 accredited investors for an aggregate offering price of $2,315,111.40, 2,219 of which were sold to one of our current directors (and related entities).

7. In March 1999, we issued and sold 250,000 shares of our common stock to Milton McColl at $0.60 per share for an aggregate offering price of $150,000.00, who was then elected as our President and CEO and served on our Board of Directors.

8. In March 1999, we issued and sold an aggregate of 700,443 shares of our Series C preferred stock at $4.50 per share to approximately 38 accredited investors for an aggregate offering price of $3,152,058.00, 27,428 of which were sold to two of our current directors (and related entities).

9. In July 1999, we issued a warrant exercisable for up to 3,055 shares of our Series C preferred stock at an exercise price of $4.50 per share to Silicon Valley Bank. Upon the closing of our initial public offering, this warrant will automatically convert into an option exercisable for 3,055 shares of our common stock.

10. In March and April 2000, we issued and sold an aggregate of 2,568,524 shares of our Series D preferred stock at $7.80 per share to approximately 181 accredited investors for an aggregate offering price of $20,034,840.80, 103,457 of which were sold to four of our current directors (and related entities). In connection with this sale, we also issued two warrants to accredited investors exercisable for up to 26,930 shares of our Series D preferred stock, at an exercise price of $7.80 per share. The Series D warrants were exercised prior to the close of our initial public offering.

11. In March and June 2002 and April and May 2003, we issued and sold an aggregate of 5,141,201 shares of our Series E preferred stock at $4.50 per share to 122 accredited investors for an aggregate offering price of $23,135,637.00, 1,494,431 shares of which were sold to three of our current directors (and related entities).

12. In April 2003, we issued and sold convertible promissory notes in aggregate principal amount of $4,280,009 and warrants to purchase 285,327 shares of Series E preferred stock with an exercise price of $4.50 per share and an aggregate value of $1,624,517.00 to 17 accredited investors.

13. In April 2003, we issued and sold an aggregate of 6,166 shares of our common stock at $1.80 per share to two accredited investors for an aggregate offering price of $11,500.00.

14. In August 2003, we issued a warrant to purchase 533,333 shares of Series F preferred stock with an exercise price of $4.50 per share and an aggregate value of $1,933,000.00 to one accredited investor.

15. In August 2003, we issued 977,966 shares of Series E preferred stock upon conversion of the convertible promissory notes referred to in paragraph 12 above.

16. Since inception, we have granted stock options under our stock options plans, covering an aggregate of 2,224,894 shares of common stock (net of expirations and cancellations) as of April 30, 2004, at exercise prices ranging from $0.05 to $12.60 per share. Of these, options to purchase an aggregate of 689,514 shares of common stock have been exercised for an aggregate purchase price of $740,317, or a weighted exercise price of $1.07 per share. In addition, in March 2000, we issued stock awards under our 1996 Stock Option Plan for 22,500 shares of common stock in exchange for services.

      We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (1), (7) and (16) above by virtue of Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

      We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (2) by virtue of Section 4(2) of the Securities Act, paragraph (3) by virtue of Rule 504 of Regulation D and paragraphs (4), (5), (6), (8), (9), (10), (11), (12), (13), (14) and (15) by virtue of Rule 506 of Regulation D. Such sales and issuances did not involve any public offering, were made without general solicitation or advertising and each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to us that the shares were being acquired for investment.

Item 16.	Exhibits and Financial Statement Schedules

      (a)     Exhibits

Number	Description

1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation.(1)
3.2	Amended and Restated Bylaws.(1)
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2	Form of Specimen Stock Certificate.(1)
4.3	Investor Rights Agreement, dated August 29, 2003, by and among Registrant and certain investors named therein.(1)
4.4	Warrant, dated July 19, 1999, between the Registrant and Silicon Valley Bank.(1)
4.5	Series F Warrant, dated August 29, 2003, between the Registrant and Stanford C. Finney.(1)
5.1	Opinion of Cooley Godward LLP regarding legality of the securities being registered.
10.1	Form of Indemnity Agreement entered into by Registrant with each of its directors and certain executive officers.(1)
10.2	1996 Stock Option Plan and form of related agreements.(1)
10.3	2003 Equity Incentive Plan and Form of Stock Option Agreement under the 2003 Equity Incentive Plan.(1)
10.4	2003 Non-Employee Directors’ Stock Option Plan and Form of Nonstatutory Stock Option Agreement under the 2003 Non-Employee Directors’ Stock Option Plan.(1)
10.5	2003 Employee Stock Purchase Plan and Form of 2003 Employee Stock Purchase Plan Offering.(1)
10.6	Sublease, dated August 3, 1999, between Regen Biologics, Inc. and the Registrant.(1)
10.7	Second Amendment to Sublease, dated October 1, 2000, between Regen Biologics, Inc. and the Registrant.(1)
10.8	Third Amendment to Sublease, dated May 16, 2003, between Regen Biologics, Inc. and the Registrant.(1)
10.9	Lease, dated April 10, 1996, between Metropolitan Life Insurance Company and Regen Biologics, Inc.(1)
10.10	Sublease, dated July 7, 2001, between Openwave Systems, Inc. and the Registrant.(1)
10.11	First Amendment to Sublease, dated January 1, 2003, between Openwave Systems, Inc. and the Registrant.(1)

Number		Description

10.12		Lease, dated January 21, 2000, between Phone.com, Inc. and Metropolitan Life Insurance Company.(2)
10.13		Sublease, dated as of June 22, 1997, between Genelabs Technologies, Inc. and the Registrant.(1)
10.14		Fourth Amendment to Sublease Agreement, dated November 1, 2002, between Genelabs Technologies, Inc. and the Registrant.(1)
10.15		Industrial Net Lease, dated July 29, 1986, between Lincoln Property Company N.C., Inc. and Genelabs Technologies, Inc.(3)
10	.16†	Supply Agreement, dated December 9, 1998, between the Registrant and biosyn Arzneimittel GmbH, and Amendment to Supply Agreement, dated March 25, 2000.(1)
23.1		Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2		Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1		Power of Attorney. Reference is made to the signature page.

†	Confidential treatment granted. The redacted portions have been filed separately with the SEC as required by Rule 406 of Regulation C.

(1)	Filed as an Exhibit to Genitope Corporation’s Registration Statement on Form S-1 (File No. 333-107719), as filed with the Securities and Exchange Commission on August 6, 2003, as amended, and incorporated herein by reference.

(2)	Incorporated by reference to exhibits to Phone.com, Inc.’s annual report on Form 10-K for the year ended June 30, 2000 (Commission File No. 000-25687).

(3)	Incorporated by reference to exhibits to Genelabs Technologies, Inc.’s Registration Statement on Form S-1.

      (b)     Financial Statement Schedules

      No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to

Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Genitope Corporation has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on the 4th day of May, 2004.

GENITOPE CORPORATION

By:	/s/ DAN W. DENNEY JR.

Dan W. Denney, Jr.
Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dan W. Denney, Jr. and John M. Vuko and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAN W. DENNEY JR. Dan W. Denney, Jr.	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	May 4, 2004

/s/ JOHN M. VUKO John M. Vuko	Chief Financial Officer (principal financial and accounting officer)	May 4, 2004

/s/ GREGORY ENNIS Gregory Ennis	Director	May 4, 2004

/s/ STANFORD C. FINNEY Stanford C. Finney	Director	May 4, 2004

/s/ GORDON D. DENNEY Gordon D. Denney	Director	May 4, 2004

/s/ WILLIAM A. HASLER William A. Hasler	Director	May 4, 2004

/s/ NICHOLAS J. SIMON III Nicholas J. Simon III	Director	May , 2004

EXHIBIT INDEX

Number		Description

1.1		Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation.(1)
3.2		Amended and Restated Bylaws.(1)
4.1		Reference is made to Exhibits 3.1 and 3.2.
4.2		Form of Specimen Stock Certificate.(1)
4.3		Investor Rights Agreement, dated August 29, 2003, by and among Registrant and certain investors named therein.(1)
4.4		Warrant, dated July 19, 1999, between the Registrant and Silicon Valley Bank.(1)
4.5		Series F Warrant, dated August 29, 2003, between the Registrant and Stanford C. Finney.(1)
5.1		Opinion of Cooley Godward LLP regarding legality of the securities being registered.
10.1		Form of Indemnity Agreement entered into by Registrant with each of its directors and certain executive officers.(1)
10.2		1996 Stock Option Plan and form of related agreements.(1)
10.3		2003 Equity Incentive Plan and Form of Stock Option Agreement under the 2003 Equity Incentive Plan.(1)
10.4		2003 Non-Employee Directors’ Stock Option Plan and Form of Nonstatutory Stock Option Agreement under the 2003 Non-Employee Directors’ Stock Option Plan.(1)
10.5		2003 Employee Stock Purchase Plan and Form of 2003 Employee Stock Purchase Plan Offering.(1)
10.6		Sublease, dated August 3, 1999, between Regen Biologics, Inc. and the Registrant.(1)
10.7		Second Amendment to Sublease, dated October 1, 2000, between Regen Biologics, Inc. and the Registrant.(1)
10.8		Third Amendment to Sublease, dated May 16, 2003, between Regen Biologics, Inc. and the Registrant.(1)
10.9		Lease, dated April 10, 1996, between Metropolitan Life Insurance Company and Regen Biologics, Inc.(1)
10.10		Sublease, dated July 7, 2001, between Openwave Systems, Inc. and the Registrant.(1)
10.11		First Amendment to Sublease, dated January 1, 2003, between Openwave Systems, Inc. and the Registrant.(1)
10.12		Lease, dated January 21, 2000, between Phone.com, Inc. and Metropolitan Life Insurance Company.(2)
10.13		Sublease, dated as of June 22, 1997, between Genelabs Technologies, Inc. and the Registrant.(1)
10.14		Fourth Amendment to Sublease Agreement, dated November 1, 2002, between Genelabs Technologies, Inc. and the Registrant.(1)
10.15		Industrial Net Lease, dated July 29, 1986, between Lincoln Property Company N.C., Inc. and Genelabs Technologies, Inc.(3)
10	.16†	Supply Agreement, dated December 9, 1998, between the Registrant and biosyn Arzneimittel GmbH, and Amendment to Supply Agreement, dated March 25, 2000.(1)
23.1		Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2		Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1		Power of Attorney. Reference is made to the signature page.

†	Confidential treatment granted. The redacted portions have been filed separately with the SEC as required by Rule 406 of Regulation C.

(1)	Filed as an Exhibit to Genitope Corporation’s Registration Statement on Form S-1 (File No. 333-107719), as filed with the Securities and Exchange Commission on August 6, 2003, as amended, and incorporated herein by reference.

(2)	Incorporated by reference to exhibits to Phone.com, Inc.’s annual report on Form 10-K for the year ended June 30, 2000 (Commission File No. 000-25687).

(3)	Incorporated by reference to exhibits to Genelabs Technologies, Inc.’s Registration Statement on Form S-1.